FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Annual Report

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 19 June 2003	By:	/s/ Robert S. Singer
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

annual report 2002

GUCCI

GUCCI GROUP NV

annual report 2002

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GUCCI GROUP HIGHLIGHTS

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In the global market for luxury goods, Gucci Group is one of the world’s leading multi-brand companies. Through its brands, Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury items, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group’s retail network includes directly-operated stores in major markets throughout the world, and its wholesale activity includes sales to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC) .

2002 Revenues

Division	Product

Distribution Channel	Region

Financial Highlights

(In millions of Euro (1), except per share, share amounts and employees)

	2002	2001	2000	1999	1998
					(US$)

Revenues:
Gucci Division	1,536.8	1,700.1	1,628.8	1,127.1	1,042.5
Yves Saint Laurent	146.4	101.2	105.7	7.2	—
YSL Beauté	549.7	518.5	584.2	30.1	—
Other Operations	350.8	254.6	147.9	9.4	—
Interdivisional	(39.4)	(9.3)	(5.3)	(0.0)	—
Total	2,544.3	2,565.1	2,461.3	1,173.8	1,042.5

Earnings Data:
Revenues	2,544.3	2,565.1	2,461.3	1,173.8	1,042.5
Gross profit	1,742.2	1,791.7	1,709.5	789.1	693.0
Operating expenses	1,436.4	1,393.1	1,264.4	529.7	446.5
Operating profit before goodwill and trademark amortization	305.8	398.6	445.1	259.4	246.5
Goodwill and trademark amortization	126.4	130.2	90.7	9.0	6.4
Operating profit	179.4	268.4	354.4	250.4	240.1
Net income	226.8	312.5	366.9	313.7	195.0
Net income per share - diluted	2.21	3.08	3.61	3.31	3.28
Weighted average number of common shares - diluted (million)	102.423	101.524	101.591	94.869	59.499

Margins:
Gross margin	68.5%	69.8%	69.5%	67.2%	66.5%
Operating margin before goodwill and trademark amortization	12.0%	15.5%	18.1%	22.1%	23.6%
Operating margin	7.1%	10.5%	14.4%	21.3%	23.0%

(1)          Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. In order to facilitate comparisons between the Group’s financial statements before and after January 31, 2002, the Group translated previous years’ US Dollar balances to the Euro.

Financial Highlights

(In millions of Euro (1), except per share, share amounts and employees)

	2002	2001		2000		1999		1998
								(US$)

Balance Sheet Data:
Cash, net of short-term debt	2,304.0	2,199.7		3,229.7		2,456.2		111.6
Trade receivables	331.8	328.8		269.8		261.3		80.5
Inventories	472.0	450.0		355.7		256.0		157.2
Trade payables and accrued expenses	478.5	467.1		480.1		377.3		144.2
Working capital (2)	682.3	454.2		219.6		229.3		148.2
Long-term debt	1,202.4	824.4		981.3		146.2		17.3
Shareholders’ equity	4,671.4	4,558.4		4,425.9		3,943.8		577.2
Total assets	7,780.6	7,453.0		6,778.3		5,668.5		914.1

Other Information:
Capital expenditures	340.7	341.9		308.0		90.9		92.0
Average number of employees (3)	10,558	9,889		8,892		3,508		2,660
Number of employees at year-end (3)	10,684	9,934		9,223		7,908		2,806
Dividend per share (4)	€0.50	US$	0.50	US$	0.50	US$	0.45	US$	0.40

(1)          Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. In order to facilitate comparisons between the Group’s financial statements before and after January 31, 2002, the Group translated previous years’ US Dollar balances to the Euro.

(2)          Current assets excluding cash minus current liabilities excluding short-term debt.

(3)          Full time equivalent.

(4)          Year 2002 dividend subject to shareholder approval of the Financial Statements at the Annual General Meeting. Dividends for years 2001, 2000 and 1999 were declared and paid in US Dollars. Dividends for these years were translated into Euros at the spot rate at the time of payment.

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REPORT OF THE SUPERVISORY BOARD

The year 2002 was a challenging time for our business and the whole luxury sector. Weak economies in the United States, Europe and Asia lowered consumer spending. Threats of terrorism decimated travel and tourism and, by year-end, the threat of war in Iraq severely exacerbated consumer anxiety. To the credit of our Management the Company performed admirably in this trying environment. While revenues were down, they declined by only a modest € 20 million to € 2,544 million. Moreover, the Group produced a robust gross margin of approximately 70% and a solid net income of € 227 million.

In the few years that Gucci has been a publicly traded company, it has become well equipped to handle the shocks that can disrupt trading conditions in the global luxury goods industry. Gucci addressed the Asian currency crisis in 1997 and 1998 with stringent cost and inventory controls, and rebounded with record profits in 1999. In 2002, a particularly turbulent political-economic environment, your Company managed the crisis, while preparing to take advantage of economic recovery when it arrives.

The Company has learned to balance cost cutting, necessary to maintaining profitability when revenues stagnate, with strategic investments, which are paramount to ensure the ongoing health of our brands, competitive advantage and long-term growth. In 2002, while the Company cut many general and administrative expenses and discretionary costs, it maintained 2001 levels of investment in communications - € 290 million - and even increased capital expenditures for store openings and refurbishment to € 220 million from € 184 million in 2001. Most importantly the Company continued the development of the Brands we have acquired in recent years. Today, the Company is well poised to make the best of better times.

In looking at your Company’s performance in 2002, it is most important to consider the performance of the Gucci Division. The Group’s other brands were acquired with the full recognition that they would need intermediate term nurturing from Gucci’s economic strength to develop into companies of the scale and class of Gucci. Thus, Gucci Division is the backbone of the Group. As shown in management’s report and the accompanying financials, the Gucci Division clearly demonstrated its ability to weather the difficult economic environment.

In summary, your Company posted solid performance

in the most difficult economic environment that it has seen, while positioning itself to prosper in the future. No less important, the offer by our strategic partner, Pinault-Printemps-Redoute - US$ 101.50 for each share in March-April 2004 - protects our Shareholders against the vicissitudes of the world economy and will give Shareholders the opportunity to choose whether to remain, as I hope they will, an investor in our future or to realize an immediate profit from their investment.

On behalf of our Shareholders may I thank our Chief Executive, Domenico De Sole, our Design Director, Tom Ford, our Management, all our people and the Supervisory Board for their substantial efforts and achievements this past year.

Sincerely,

Chairman of the Supervisory Board

Tom Ford

Creative Director

Domenico De Sole

President and C.E.O.

PRESIDENT AND C.E.O.’S LETTER TO SHAREHOLDERS

Dear Shareholder,

As you are aware, the trading conditions in the luxury goods industry were exceptionally challenging in 2002. Fear of terrorism and, in the second half of last year, the threat of war in Iraq only aggravated the uncertainty and volatility in the marketplace.

In these trying circumstances, Gucci Group produced solid financial results and invested heavily in its future. The Gucci Division achieved outstanding profitability notwithstanding a decline in revenue, Yves Saint Laurent reduced its losses, YSL Beauté increased both revenues and profits and our other brands introduced new product lines and collections while significantly expanding and enhancing their retail and wholesale operations.

Gucci

Gucci’s sales held up well in the particularly difficult trading environment. Gucci’s performance was robust in those areas least affected by economic weakness and the threat of war, namely the Far East. Conversely, retail sales were weakest where economic malaise was most felt, in the United States. In Europe, the threat of war and terrorism, as well as the strengthening value of the Euro, significantly reduced tourism, which affected business in Gucci’s large stores in Italy, France and the United Kingdom.

Adept inventory management and rigorous cost control under these circumstances drove profitability to exceptional levels. Gucci’s 29.1% operating margin before goodwill amortization was in line with our original target of approximately 30% and was among the highest in our industry. This was a remarkable achievement given the shortfall of revenues compared to plan.

Gucci significantly strengthened and enhanced its infrastructure and distribution. In 2002, we made relatively low cost but strategic acquisitions of key suppliers of jewelry and shoes, moves which allow Gucci to enhance the collections of these two important product categories. The new 7,000 square foot flagship store on Madison Avenue in New York and the 7,500 square foot store on Avenue Montaigne in Paris, both  opened in 2002 and have raised Gucci’s profile in two important markets. The enlarged, 16,000 square foot store on via Montenapoleone in Milan, which opened fully in November, today stands as the brand’s global flagship. The brand’s London Bond Street store was moved to a 7,500 square foot location in April 2003, strengthening Gucci’s presence in another critical market.

Yves Saint Laurent

Yves Saint Laurent continued its exceptional growth in 2002. Retail sales increased 75% on a constant currency basis, while wholesale sales grew 56%. Moreover, Yves Saint Laurent enjoyed exceptional editorial coverage, featuring on the cover of more than 100 fashion magazines. This publicity has furthered Yves Saint Laurent’s momentum and global recognition, especially in combination with the CFDA’s recognition of Tom Ford as Accessory Designer of the Year in 2002, following the award in 2001 as Designer of the Year for his work at the brand.

Accessories, which are fundamental to achieving high margins in the luxury goods industry, were a key component of the brand’s development last year. Following the introduction of new handbag lines such as Marquise and Colonial in Fall 2002 that built on the success of the iconic Mombasa, leather goods experienced 288% sales growth on a constant currency basis. Shoes saw 86% constant currency growth.  Eyewear, an important entry price point product, has extended Yves Saint Laurent’s reach to new customers,  while contributing to cash flow and profits through royalties.

After having opened a 9,000 square foot flagship on via Montenapoleone in Milan in December 2002, Yves Saint Laurent will open other important stores in 2003, including on: Rodeo Drive in Beverly Hills; Canton Road in Hong Kong; Bond Street in London; 57th Street near 5th Avenue in New York; and via Condotti in Rome. With these stores, Yves Saint Laurent will have achieved a strong global presence and, by the end of 2003, will be positioned to increase significantly its retail sales and substantially reduce capital investments, focusing on profits and cash flow in the next stage of its development.

YSL Beauté

YSL Beauté’s 8% constant currency sales growth and 7% operating margin before goodwill and trademark amortization in 2002 demonstrate that the business “turned the corner” last year, following a period of intense restructuring.

YSL Beauté undertook important product initiatives in 2002. Yves Saint Laurent revitalized its pillar fragrances Opium, Paris and Kouros with new packaging and seasonal lines. The result was double digit growth for Opium and Kouros and high single digit growth for Paris on a constant currency basis. The brand’s cosmetics sales also increased at a double-digit pace thanks to continuing improvement of our department store points-of-sale and the success of the newly launched Ligne Intense and Rouge Eclat lines. The new men’s fragrance, M7, launched in October, met our sales expectations notwithstanding the very difficult environment, and trends continue to bode well for the product’s future success.

2003 is another year of important product launches for YSL Beauté. The new Alexander McQueen fragrance, Kingdom, launched in March, is helping build greater brand recognition for the young fashion house. YSL Beauté’s first men’s fragrance for Zegna, Essenza di Zegna, which reached stores in April, has received an excellent early response for this leading Italian luxury ready-to-wear house. The new Stella McCartney perfume will be shown to the press this summer and launched in September. Given the brand’s appeal to young women, we believe that it has great potential for success both in fragrance and in make-up which we plan to launch in the future.

Other Operations

For Sergio Rossi, 2002 was a year of investment in both infrastructure and retail. The construction of a new factory in San Mauro Pascoli, near Rimini, was the company’s largest project. The plant, which will significantly increase efficiency and manufacturing flexibility, already has commenced operations with the production of the Fall/Winter 2003 collection. Last year, Sergio Rossi refurbished its store in Milan and opened important stores on Bond Street in London, Madison Avenue in New York, Rodeo Drive in Beverly Hills and Ala Moana in Hawaii, as well as a men’s shoe store on Via della Spiga in Milan.

At Boucheron, the November launch of Beauté Dangereuse, designed by Creative Director Solange Azagury-Partridge, marked the house’s first jewelry collection as part of the Gucci Group. Complementing this milestone flagships opened on Bond Street in London, via Montenapoleone in Milan and in Ginza in Tokyo. In 2003, Boucheron will open important stores on rue Faubourg Saint Honoré in Paris and on Fifth Avenue in New York, while broadening its product offering through new jewelry and watch lines.

Bottega Veneta emerged as a formidable luxury goods house in 2002. Building on its artisan skill and the design talent of Creative Director Tomas Maier, Bottega Veneta launched a range of truly luxurious and distinct leather goods lines last year. Consumer response was immediate and overwhelmingly positive, with sales growth reaching 90% in 2002. During the year, Bottega Veneta also opened a number of important stores, including on via Montenapoleone in Milan, rue Faubourg Saint Honoré in Paris and Sloane Street in London.

Bédat & Co. expanded distribution in Italy and Asia and, notwithstanding the difficult trading conditions in the timepiece industry, has enjoyed excellent consumer and trade response to its high quality and distinctive watches.

Each of our emerging brands made tremendous strides in 2002. Both Alexander McQueen and Stella McCartney opened stores in lower Manhattan last Fall. This Spring, each opened a store in London, Alexander McQueen on Bond Street, Stella McCartney just off Bond Street. Balenciaga opened a New York store on 22nd Street in February. Each of the brands also significantly strengthened their positions with selective specialty retailers, particularly in the United States. The critical and commercial success of the Spring/Summer and Fall/Winter 2003 collections bodes well for the development of each brand this year. I also am delighted to note that the CFDA this Spring recognized Alexander McQueen as the International Designer of the Year for his truly exceptional 2002 collections.

Notwithstanding the difficult environment, we have remained steadfast in our commitment to invest significantly in our brands. In 2002, we spent € 340 million in capital expenditures, € 220 million of which for store openings and refurbishment. We also spent nearly € 300 million in communication and advertising, another critical driver of revenue and profit growth. Going forward, we will continue to invest substantially in communication. On the other hand, by the end of 2003 as the retail store network for each of our brands reaches critical mass, we expect to reduce significantly capital expenditures and to achieve substantial increases in operating free cash flow.

In conclusion, your Company continued to produce solid results while building for the future. The Group’s more robust infrastructure as a result of our investments, and in particular the breadth in product offering and enhanced distribution of each of our brands, will allow the Company to thrive once the global political-economic environment stabilizes. This growth, and the improving profitability of our newer brands after a  period of intense investment, will substantially increase the Group’s cash flow, the basis of shareholder value.

Sincerely,

Domenico De Sole

President and Chief Executive Officer

Chairman of the Management Board

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OPERATING DIVISIONS

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Gucci

Outstanding product quality, distinct and creative design and a modern store environment are the hall-marks of Gucci and the foundation of the brand’s leadership in the luxury goods industry. Gucci’s image is contemporary and its brand authority extends across a range of women’s and men’s products including leather goods, ready-to-wear, footwear, watches, jewelry, silks, eyewear and fragrances.

Leather goods are the historical and present-day core of Gucci. Handbags, the single largest product category, are reputed for design leadership, high quality and customer value. The collections cover a range of lifestyles, from everyday use to evening bags, and styles, from shoulder bags to totes. In 2002 Gucci introduced exclusive made to order and limited edition handbags. The made to order handbags, on which the owner’s name is discreetly embossed, are unique products as the client selects the materials, color and finishing. The limited edition handbags, produced in small quantities and available in very limited distribution within the global store network, also represent the ultimate in craftsmanship, quality and design standard. Luggage is an increasingly important category thanks to Gucci’s ability to anticipate, stimulate and fulfill market demand. In addition to traditional travel items, luggage includes business merchandise (briefcases and computer accessories) as well as lifestyle items (messenger bags). Wallets, belts and other small leather goods complement handbags and luggage in design and styling and round out the leather goods collection. Here, too, Gucci has been able to respond to and create trends in different markets around the world.

Through ready-to-wear Gucci showcases its collections in fashion shows, builds advertising campaigns and generates critical press and editorial coverage. Gucci’s reputation as a ready-to-wear house has increased systematically over the years thanks to the critical and commercial success of Tom Ford’s collections. Women’s clothing incorporates a full range of products including tailoring, sportswear, leather, evening and lingerie. Men’s collections encompass tailored clothing, furnishings, sportswear, leatherwear and underwear. The introduction of the ‘Made-To-Measure’ service has allowed Gucci to satisfy the highest requirements for tailored product, while rein-forcing its design and quality standards.

Footwear complements both ready-to-wear and leather goods. Women’s and men’s lines range from the classic moccasin to dress shoes, sneakers, boots and sandals. Aggressive styles and innovative colors and materials give Gucci shoes a recognizable

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identity worldwide. To reinforce the brand’s market position in shoes and to provide management greater expertise in the product category, Gucci in 2002 purchased key suppliers of men’s shoes and opened a state of the art development center for men’s footwear. The greater know-how achieved through increased vertical integration has allowed Gucci to expand significantly the breadth of the collections and successfully introduce ‘Made-To-Measure’ footwear lines.

Gucci watches combine outstanding Swiss craftsmanship with the same modern design aesthetic found in all the brand’s products. To further enhance its positioning in the luxury segment, in recent seasons Gucci has launched a number of new models incorporating gold, diamond and other precious materials.

Gucci jewelry is characterized by contemporary designs and excellent price positioning. In 2002, jewelry maintained a strong position and achieved exceptional growth despite adverse market conditions, thanks in large part to an evolution in the collection toward more exclusive product and the continued development of ‘Icon’, a signature line of gold rings. In 2002 Gucci opened its first dedicated store for jewelry and watches in Rome. Gucci will continue to develop jewelry through an enhanced product offering, greater selling space dedicated to jewelry in the larger stores and international advertising.

In partnership with our eyewear licensee, Gucci is a leader in sunglasses and frames for prescription glasses. Eyewear growth has been outstanding through recent seasons thanks to strong design leadership, excellent value and global distribution. Fragrances, which include the recently launched Gucci eau de toilette line, fully reflect Gucci’s modern image and allow the brand to be present in the important cosmetics distribution channel.

Directly-operated stores represent the brand’s most important point of contact with customers, providing a highly recognizable environment for Gucci products. In 2002 Gucci opened and enlarged important stores in a number of key markets, including New York (Madison Avenue), Paris (Avenue Montaigne), London (Bond Street) and Milan (via Montenapoleone). At the end of 2002, Gucci counted 174 directly-operated stores worldwide.

Gucci uses franchise stores in smaller cities or markets in which a partnership is appropriate. In recent years, Gucci has reduced franchise activities in favor of directly-operated stores. At the end of 2002, franchisee stores numbered 31. Wholesale distribution includes sales to duty-free boutiques and to leading luxury department and specialty stores.

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Yves Saint Laurent

Yves Saint Laurent’s mission is to be a leading luxury ready-to-wear and accessories brand. Yves Saint Laurent aims to achieve this objective by offering outstanding, high quality and distinctive fashion merchandise, while exercising full control over product creation and development, production and distribution of the core categories, in particular Rive Gauche ready-to-wear, leather goods and shoes. Since the Gucci Group’s acquisition of the brand, management has accomplished a great deal to ensure Yves Saint Laurent’s position among the world’s most renowned and respected luxury brand names.

2002 was another key year in Yves Saint Laurent’s development. Tom Ford presented critically and commercially acclaimed ready-to-wear and accessory collections. The company expanded both the retail and wholesale networks, while working to open a number of flagships in 2003. Management increased investment in communication and product development considerably, while improving business execution.

Ready-to-wear remains the core category of Yves Saint Laurent, and Tom Ford accomplished much to assure the brand’s preeminence as a fashion house. The Spring/Summer and Fall/Winter 2002 collections, which received tremendous praise and coverage, allowed Yves Saint Laurent to feature on the cover of more than 100 leading fashion and lifestyle magazines in 2002, more than double that in 2001.

Yves Saint Laurent has emerged as an important force in accessories. The Mombasa handbag, introduced in late 2001, established the brand’s presence in leather goods. Newer lines - both those launched in 2002 and others rolling out in 2003 – represent important additions to the handbag range. As a result of the brand’s growing strength in handbags and for his work at Yves Saint Laurent, the Council of Fashion Designers of America (“CFDA”) recognized Tom Ford as ‘Accessory Designer of the Year’ in 2002. In addition, in November 2002 the Accessories Council awarded Tom Ford “Designer of the Year.”

Yves Saint Laurent brand shoes have experienced rapid growth in recent seasons owing to the success of both ready-to-wear and leather goods. A license contract with the Group’s partner Safilo allowed Yves Saint Laurent to launch eyewear in 2002. Also last year, the company introduced several watch lines.

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In 2002, Yves Saint Laurent continued to refurbish its stores with the new store concept, which features black and white coloring and rich materials such as hewn oak, brushed steel, mirror and lacquer to create a modern architectural environment that complements the product offering. In addition, the company opened several large stores, including a flagship on via Montenapoleone in Milan, bringing the retail network to 48 stores at year-end. Over the course of 2003, Yves Saint Laurent will renovate and expand existing stores in Paris, Madrid and other major cities and open new stores in New York, Beverly Hills, London, Hong Kong and Rome and thereby increase the retail network to approximately 55 stores by year end.

In 2002 wholesale continued to develop as an important distribution channel with numerous shops-in-shop for ready-to-wear and accessories having opened in leading luxury department and specialty stores. The number of “three wall” shops-in-shop in leading US and European specialty stores numbered approximately 30 at the end of 2002 and is expected to increase to approximately 50 by the end of 2003.

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YSL Beauté

YSL Beauté is a leading international luxury cosmetics group. It creates, manufactures and distributes prestige perfumes, make-up, skin-care, soaps and toiletries for its own brands, Yves Saint Laurent and Roger & Gallet, as well as for licensed brands, Alexander McQueen, Ermenegildo Zegna, Fendi, Oscar de la Renta, Stella McCartney and Van Cleef & Arpels.

The YSL Beauté philosophy is respect for the personality and uniqueness of each of its brands as the richness and diversity of the portfolio is paramount to the business’ current and future success.

YSL Beauté is a fully integrated company. The production units – Yves Saint Laurent Parfums Lassigny and YSL Beauté Recherche et Industrie – are located in France. Distribution occurs via 15 subsidiaries. Agents and distributors, overseen by the company’s regional offices, reach markets not covered by the distribution affiliates.

Owned Brands

Yves Saint Laurent

Accounting for more than 70% of YSL Beauté revenues and a substantial proportion of the division’s profit, Yves Saint Laurent offers a full collection of women’s and men’s fragrances, make-up and skincare products. The product offering is trend setting, yet firmly rooted in the values of one of the 20th Century’s great fashion names. This combination of quality, innovation and timelessness provides Yves Saint Laurent outstanding consumer loyalty.

Yves Saint Laurent fragrances hold leading positions in the French fragrance market and strong positions in other markets worldwide. The women’s portfolio includes best sellers Opium and Paris d’Yves Saint Laurent, while the most significant men’s lines are Kouros and M7, the latter launched in the Fall of 2002. Sales of both women’s and men’s perfumes increased at a rapid pace in 2002 thanks to strong demand for the pillar lines and the launch of M7.

Yves Saint Laurent make-up includes two lines – the original “gold” collection and Ligne Intense, launched last year. In 2002, management enriched the Ligne Intense make-up product offering through a number of new product roll outs: Teint Compact Matité complexion; Lisse Gloss lip stick; and eye ranges Mascara Longueur Intense, Ombre Vibration Duo and Dessin du Regard Haute Tenue. Make-up

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recorded double digit growth in 2002 thanks in large part to the development of Ligne Intense.

In skincare, Yves Saint Laurent offers face hydrating, nourishing, anti-aging and cleansing products and body firming, slimming and hydrating lines. Yves Saint Laurent develops technologically advanced products in all skincare segments thanks to innovation at YSL Beauté Research and Development. In 2002, Yves Saint Laurent in face care launched a new hydrating line, Hydra Tech, and extended the product of offering of Lisse Expert, and in body care introduced a new exfoliating line, Gommage Action Biologique.

Roger & Gallet

Roger & Gallet, a leading French luxury toiletries brand, manufactures and distributes eau de cologne, soaps and other fine toiletry products. In 2002, Roger & Gallet launched an eau de toilette, White Reseda, and a fragrant soap, Ginger.

Licensed Brands

Alexander McQueen

YSL Beauté launched the first Alexander McQueen fragrance, the women’s perfume Kingdom, in the Spring of 2003.

Ermenegildo Zegna

YSL Beauté introduced Essenza di Zegna, the first perfume for men’s fashion house Ermenegildo Zegna, in the Spring of 2003.

Fendi

Fendi Donna and Theorema Donna are the brand’s two principal women’s fragrances.

Oscar de la Renta

YSL Beauté launched the women’s fragrance Intrusion in the Spring of 2002 for Oscar de la Renta, a classic name in fashion whose business in primarily in the Americas.

Stella McCartney

YSL Beauté will launch the first Stella McCartney fragrance in the Fall of 2003.

Van Cleef & Arpels

YSL Beauté introduced the women’s perfume Murmure, in 2002 for jewelry house Van Cleef & Arpels.

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Sergio Rossi

Founded in San Mauro Pascoli in the 1950’s, Sergio Rossi is one of Italy’s leading designers and producers of luxury women’s shoes. The company’s strong creativity and technical skills make it a reference point for many in the luxury footwear industry.

Sergio Rossi shoes, reputed for strong styling and exceptional quality, range from fashion forward women’s footwear to men’s business shoes. The company produces annually more than one-half million pairs of shoes in its own facilities in Italy and in close cooperation with a handful of highly skilled suppliers. Sergio Rossi’s know-how is such that in the past it has manufactured for some of Italy’s leading luxury brands and today produces shoes for Yves Saint Laurent.

Women’s shoes, the core business, registered strong growth in 2002 notwithstanding the difficult trading environment. Men’s footwear and leather goods are smaller product categories. Given Sergio Rossi’s expertise in shoe design and production and the Gucci Group’s know-how in leather goods, management aims to develop both the men’s shoes and leather goods business in the years to come.

The new store design embodies the core values of the Sergio Rossi brand: sophistication, sensuality and luxury. With sofas and armchairs made of brown suede and pony skin, taupe carpeting of pure wool, cool, grey walls and large bronze, framed mirrors, the retail space creates the atmosphere of a luxurious lounge. In 2002 Sergio Rossi refurbished most of its stores with this modern, elegant design and opened important stores in Milan, London, New York, Beverly Hills and Hawaii. As of January 31, 2003, Sergio Rossi’s distribution network consisted of 40 directly operated stores, several franchisee stores as well as doors in select department and specialty stores.

Sergio Rossi in spring 2003 completed construction of a new manufacturing and administrative facility in San Mauro Pascoli (near Rimini).

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Boucheron

Frédéric Boucheron opened his jewelry shop at the Palais Royal in Paris in 1858; and in 1893 moved to place Vendôme which today is still the home of Boucheron. For nearly 150 years, Boucheron has been designing precious jewelry, watches and perfumes. Boucheron’s primary business was jewelry and this was the case for the four generations from Frédéric Boucheron to Alain Boucheron who headed the company until its marriage with Gucci Group.

Gucci Group’s aim has been to rejuvenate and revamp the brand while retaining its spirit and respecting its heritage. The new Boucheron era officially began in July 2002 with the presentation to the international press of its first new collection designed under the creative direction of Solange Azagury-Partridge: Beauté Dangereuse. The collection reflects the new audacious and design conscious positioning of the brand which is reinforced by the new advertising campaign, catalogue, website, packaging and store concept.

The original Parisian opulence of the Vendôme store has been retained in the new store concept, which is designed to include also an exotic private salon. Each store has a vitrine dedicated to museum pieces and each year a selected piece from the archives will be reproduced in numbered limited editions. Stores in San Francisco, London, Milan and the Ginza district of Tokyo were all opened in 2002. In 2003 a flagship in New York and a second store in Paris are set to open.

In April 2003, Boucheron presented two new watches at the Basel Watch Fair: the MEC, a classic man’s timepiece, and the Reflet Grosgrain, a sophisticated new inspiration of the Reflet created in 1948.

In June 2003, a new access line will be launched with the concept of “L’Eau à la Bouche”, introducing gold, the color of molten chocolate.

In July, a second new High Jewelry and Jewelry collection will be presented to the press: “Not Bourgeois”. It is aristocratic and bohemian but not bourgeois.

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Bédat & Co.

Founded in 1996 by Simone and Christian Bédat, Bédat & Co. is a distinct, contemporary and exclusive watch brand, that combines quality with timeless value. Distributed primarily in the United States, Italy and Japan, Bédat & Co. offers a handful of models, best sellers of which include the No 7 and No 3 lines.

Bédat & Co.’s select product offering includes models priced from US$ 2,000 to US$ 30,000 for the most exclusive and precious models. Bédat & Co. has created its own quality label (the A.O.S.C.® certificate) to certify the Swiss origin of all product components and production as well as stringent manufacturing standards. An individual serial number for each watch guarantees its authenticity as a Bédat & Co. timepiece.

By working with Gucci Group Watches, in 2002 Bédat & Co. enlarged the breadth of its product offering and extended distribution into new markets in Europe and Asia.

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Bottega Veneta

Founded in 1966 in the Veneto region of Italy, Bottega Veneta is a premier Italian leather goods house known for its signature woven (intrecciato) leather items and use of artisan craftsmanship and fine materials. The name represents an aesthetic that is classic, yet modern.

Bottega Veneta became a part of Gucci Group in early 2001. New management and Creative Director Tomas Maier have rejuvenated completely the Bottega Veneta name, repositioning it in its original niche, the prestige segment of the luxury goods market.

The Spring/Summer 2002 collection was limited to women’s handbags, shoes and small leather goods, while the Fall/Winter 2002 collection included men’s and women’s bags, shoes, small leather goods, leather ready-to-wear and knitwear. Consumer response to the rejuvenated Bottega Veneta has been excellent.

In 2002 Bottega Veneta rolled out a new store design featuring earth color tones and wood paneling, walnut tables and mohair benches. Merchandise is displayed in the windows and on the furniture to give a casual, yet sophisticated feel to the store. At the end of 2002, after having opened stores in key locations, such as Milan, London and Paris, Bottega Veneta had 58 directly operated stores.

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Stella McCartney

The Stella McCartney brand was born in April 2001, when the Gucci Group and Stella McCartney partnered to create a new jointly-owned business. Stella McCartney operates as an independent company under the Gucci Group umbrella, with Stella McCartney exercising full creative control over the brand. She brings to her label a signature style that combines sharp tailoring, humor and sexy femininity.

The Company sells its range of womens’ ready-to- wear, shoes, bags, lingerie and jewelry to wholesale clients around the world, as well as through its own directly operated stores. In addition, the company has initiated a womens’ and mens’ bespoke tailoring service from its London flagship. Stella McCartney launched her first eyewear collection in partnership with Safilo in February 2003. Her first fragrance will be launched through YSL Beauté in Fall 2003.

Stella McCartney opened its first directly operated store, on 14th Street in mid-town Manhattan, in mid 2002 and its second store, off Bond Street in London, in April 2003. A third store is planned to open in Los Angeles in Fall 2003. Each store is unique and distinguished by Stella’s personal touch.

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Alexander McQueen

In July 2001, Gucci Group and Alexander McQueen entered into partnership. The business – in which the Gucci Group holds 51% and Alexander McQueen the remaining 49% share – aims to establish Alexander McQueen as a global luxury brand. The Company’s initial focus has been on development of a full portfolio of womens’ ready-to-wear and accessories, by building on the designer’s reputation for couture and cutting edge tailoring in ready-to-wear.

The business is a true partnership. Alexander McQueen enjoys full control over all aspects of the brand and its image, and the company benefits from Gucci Group’s industrial structure, management know-how and distribution strength. In late 2001 and early 2002, the Company regained total control over the brand by terminating manufacturing and distribution licenses and transferring the development, production and distribution of ready-to-wear, accessories and shoes to Gucci Group teams in Italy, who today work with the label’s London-based creative team.

As a complement to the core womens’ business, Alexander McQueen has partnered with leading Savile Row tailors H. Hunstman and Sons, to offer an exclusive Alexander McQueen bespoke menswear line. Alexander McQueen successfully launched its first fragrance, Kingdom, in early 2003 through YSL Beauté. An Alexander McQueen eyewear collection is under development with Safilo for launch towards the end of 2003.

The company opened its first directly operated store in the United States, on 14th Street in mid-town Manhattan, in mid 2002. Its second flagship opened in April 2003, in London on Bond Street, while its Milan store, off via Montenapoleone, will open in mid 2003.

Alexander McQueen’s collections and fashion shows continue to receive exceptional acclaim from customers, buyers and the press. In Spring 2003, the CFDA recognized Alexander McQueen as “International Designer of the Year” for his recent collections.

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Balenciaga

Balenciaga is one of the great and classic brands of French couture. In 1923, Cristóbal Balenciaga founded the fashion house and over the years from his Paris atelier created some of the most influential haute couture in fashion history. In 1968, Balenciaga closed his atelier, and in subsequent years the label continued primarily as a fragrance house until the mid 1980’s, when the brand’s new owners launched ready-to-wear.

Nicolas Ghesquière joined Balenciaga in 1995 and in late 1997 presented his debut collection to critical acclaim. The revitalization of Balenciaga had begun. In July 2001, Gucci Group acquired Balenciaga, and partnered with Nicolas Ghesquière as an important shareholder and Creative Director. As Creative Director, he has control over all aspects of the brand’s creative direction and image. Balenciaga’s tightly edited fashion shows and collections continue to receive wide-spread critical acclaim.

With this strong partnership, the company’s aim is to continue to build the Balenciaga name into a global luxury brand with particular recognition in women’s and men’s ready-to-wear and accessories. Balenciaga-branded fragrances are expected to be distributed by the prior owner of the brand until mid-2005, when full control over this product category will revert to Balenciaga.

In April 2003, Balenciaga completed the refurbishment of its historic flagship on Avenue Georges V in Paris, featuring a new store concept closely reflecting the strong, modern identity of the brand. In February 2003, Balenciaga opened a flagship store in New York, in lower Manhattan on 22nd Street.

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HUMAN RESOURCES

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Gucci Group strives to attract, hire, motivate and retain the best talent in order to achieve excellence in all aspects of its businesses. We believe that every employee is an ambassador for the Group and its brands, for which we maintain the highest standards of design, quality and service.

Our human resources philosophy is rooted in several principles:

• Merit: We have a flat organizational structure, and employees enjoy a large degree of autonomy in order to meet the challenges and goals of their individual areas of responsibility. The Company offers a work environment that encourages communication and teamwork as well as leadership based on ability and skill rather than on hierarchy.

• Teamwork: We foster teamwork by stressing the accomplishments of the entire Group rather than the success of an individual brand, manager, product category or distribution channel.

• Partnerships: The Group maintains a strong and symbiotic relationship with its suppliers, the best of which enter our “partnership” program. We work closely with our suppliers to anticipate and satisfy the demands of our customers, and both employees and suppliers understand that our customers value the high quality and excellence of the Group’s products and services.

• Transparency: We communicate Company accomplishments and objectives through all divisions, providing employees a framework with which to understand decisions and changes in the organization and with which to align their goals with those of the Group.

• Entrepreneurialism: We encourage an entrepreneurial culture to allow employees to pursue rapidly opportunities for the Group.

• Incentive: We ensure employee commitment to and involvement in Group objectives through a career and compensation system that rewards outstanding performance and results. We strive to promote from within, and incentive plans are designed to motivate the work-force and create a sense of partnership at all levels of the organization.

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FINANCIAL REVIEW

REPORT OF THE MANAGEMENT BOARD

Group Revenues

(In millions of Euro(1))	2002		2001			2000
	€	%	€		%	€		%
By Division
Gucci Division	1,536.8	60.4%	1,700.1		66.3%	1,628.8		66.2%
Yves Saint Laurent	146.4	5.7%	101.2		3.9%	105.7		4.3%
YSL Beauté	549.7	21.6%	518.5		20.2%	584.2		23.7%
Other Operations	350.82	13.8%	254.6	(2)	9.9%	147.9	(3)	6.0%
Interdivisional	(39.4)	(1.5)%	(9.3)		(0.3)%	(5.3)		(0.2)%
Total	2,544.3	100.0%	2,565.1		100.0%	2,461.3		100.0%

By Distribution Channel
Directly Operated Stores	1,265.7	49.7%	1,295.8		50.5%	1,196.9		48.6%
Wholesale Distribution	1,214.4	47.8%	1,192.8		46.5%	1,184.8		48.2%
Royalties	64.2	2.5%	76.5		3.0%	79.6		3.2%
Total	2,544.3	100.0%	2,565.1		100.0%	2,461.3		100.0%

By Product
Leather Goods	824.6	32.4%	871.7		34.0%	750.9		30.5%
Shoes	293.6	11.5%	278.1		10.8%	266.9		10.8%
Ready-to-Wear	325.0	12.8%	317.9		12.4%	302.1		12.3%
Fragrances	398.7	15.7%	391.7		15.3%	427.8		17.4%
Cosmetics	160.2	6.3%	146.1		5.7%	141.7		5.8%
Watches	220.7	8.7%	259.8		10.1%	264.8		10.7%
Jewelry	126.7	5.0%	110.3		4.3%	86.0		3.5%
Other	130.6	5.1%	113.0		4.4%	141.5		5.8%
Royalties	64.2	2.5%	76.5		3.0%	79.6		3.2%
Total	2,544.3	100.0%	2,565.1		100.0%	2,461.3		100.0%

By Region
Europe	1,082.5	42.5%	1,041.1		40.6%	973.0		39.5%
United States	521.2	20.5%	542.8		21.2%	585.7		23.8%
Japan	503.1	19.8%	519.2		20.2%	435.0		17.7%
Rest of Asia	307.8	12.1%	330.1		12.9%	322.0		13.1%
Rest of World	129.7	5.1%	131.9		5.1%	145.6		5.9%
Total	2,544.3	100.0%	2,565.1		100.0%	2,461.3		100.0%

(1)          Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. 2001 and 2000 data were converted from US Dollar balances to Euro using the average exchange rate of the respective year.

(2)          Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Stella McCartney, Alexander McQueen, Balenciaga, Industrial Operations

(3)          Sergio Rossi, Boucheron, Bédat & Co.

(In millions of Euro(1))	Gucci Fashion and Accessories (2)	Gucci Timepieces	Gucci Division (3)	Yves Saint Laurent	YSL Beauté	Others Operations (4)	Corporate	Interdivis. elimination	Group

2002
Revenues	1,396.2	168.1	1,536.8	146.4	549.7	350.8	0.0	(39.4)	2,544.3
Operating profit (loss) before goodwill and trademark amortization	402.8	44.3	447.8	(64.8)	38.6	(81.3)	(33.9)	(0.5)	305.8
Goodwill and trademark amortization	8.4	8.2	16.7	23.1	41.1	45.5	0.0	0.0	126.4
Operating profit (loss)	394.4	36.1	431.1	(87.9)	(2.5)	(126.8)	(33.9)	(0.5)	179.4
Operating margin before goodwill and trademark amortization	28.8%	26.4%	29.1%	(44.3)%	7.0%	(23.1)%	n/m	n/m	12.0%
Operating margin	28.2%	21.5%	28.0%	(60.1)%	(0.5)%	(36.1)%	n/m	n/m	7.1%

2001
Revenues	1,530.9	206.1	1,700.1	101.2	518.5	254.6	0.0	(9.3)	2,565.1
Operating profit (loss) before goodwill and trademark amortization	461.2	59.4	518.3	(76.4)	33.9	(41.9)	(35.6)	0.2	398.6
Goodwill and trademark amortization	26.6	7.7	34.2	22.3	38.2	35.5	0.0	0.0	130.2
Operating profit (loss)	434.6	51.7	484.1	(98.7)	(4.3)	(77.4)	(35.6)	0.2	268.4
Operating margin before goodwill and trademark amortization	30.1%	28.8%	30.5%	(75.5)%	6.5%	(16.5)%	n/m	n/m	15.5%
Operating margin	28.4%	25.1%	28.5%	(97.6)%	(0.8)%	(30.4)%	n/m	n/m	10.5%

2000
Revenues	1,440.4	227.8	1,628.8	105.7	584.2	147.9	0.0	(5.3)	2,461.3
Operating profit (loss) before goodwill and trademark amortization	357.8	83.0	439.9	(17.0)	46.9	14.5	(39.0)	(0.2)	445.1
Goodwill and
trademark amortization	9.5	6.3	15.9	20.5	40.5	13.8	0.0	0.0	90.7
Operating profit (loss)	348.3	76.7	424.0	(37.5)	6.4	0.7	(39.0)	(0.2)	354.4
Operating margin before goodwill and trademark amortization	24.8%	36.4%	27.0%	(16.1)%	8.0%	9.8%	n/m	n/m	18.1%
Operating margin	24.2%	33.7%	26.0%	(35.5)%	1.1%	0.4%	n/m	n/m	14.4%

(1)          As of February 1, 2002 the Group adopted the Euro as its reporting currency. 2001 and 2000 data were converted from US Dollar balances to Euro using the average exchange rate of the respective year.

(2)          Gucci Division excluding Gucci Timepieces

(3)          Excludes interdivisional transactions between Gucci Fashion and Accessories and Gucci Timepieces

(4)          2002 and 2001: Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Stella McCartney, Alexander McQueen, Balenciaga, Industrial operations 2000: Sergio Rossi, Boucheron, Bédat & Co.

The “Segment Information” of the notes to the consolidated financial statements contains a segment, “Gucci Group Watches,” which includes Bédat & Co., the wholesale watch activities of Gucci, Yves Saint Laurent and Boucheron and certain industrial watch activities. As management believes the Group’s performance is best understood through a brand-by-brand analysis, for the purposes of the MD&A it has placed the watch wholesale activities with their respective brands. As a result, the segment data of the consolidated financial results is not identical to that presented in the MD&A.

Introduction

The Report of the Management Board is based on the consolidated financial statements and should be read in conjunction with those statements and the related notes herein. The consolidated financial statements were prepared in accordance with International Accounting Standards (“IAS”). These accounting standards differ in certain respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), as discussed in Note 23 (page 166) to the consolidated financial statements and the section “Reconciliation of IAS with U.S. GAAP” (page 111) of the MD&A.

On February 1, 2002 the Group adopted the Euro as its reporting currency, and the financial statements for the fiscal year ended January 31, 2003 were prepared using the Euro. The financial statements for the fiscal years ended January 31, 2002 and January 31, 2001 were prepared using the US Dollar and simply translated from that currency to the Euro applying historical exchange rates (average period exchange rates for the consolidated statements of income and cash flow; end period exchange rates for the consolidated balance sheets). Management did not re-prepare these fiscal year financial statements using the Euro because such calculations would have altered the results of these years.

The discussion and analysis of “2001 vs. 2000” results (pages 82-94) is based on the Group’s Euro denominated accounts. Because the discussion and analysis of “2001 vs. 2000” results appearing in the 2001 Annual Report was based on US Dollar denominated financial accounts, certain growth rate calculations in the current analysis of “2001 vs. 2000” differ from those published in the 2001 Annual Report.

Because of the significant amortization of goodwill and trademarks as well as the impact of restructuring charges related to the Group’s acquisitions, management regularly evaluates the performance of both the Group and individual divisions utilizing the following measures (as defined herein), believing these measures are valuable in assessing the Company’s financial performance: operating profit before goodwill and trademark amortization; operating margin before goodwill and trademark amortization; after tax adjusted net results; funds from operations. Management also believes the following items (as defined herein) are useful in calculating Return on Invested Capital (“ROIC”), an important additional measure used by management to assess the Company’s financial performance: theoretical interest expense on non-capitalized leases; adjusted operating profit; Net Adjusted Operating Profit After Tax (“NAOPAT”); invested capital.

The reader should know that the above measurements are not contemplated by IAS or U.S. GAAP and are not substitutes or necessarily superior measures of operating income, net income, cash flows and other indicators of financial performance as defined by either IAS  or U.S. GAAP. Furthermore, these measures as defined by the Group may not be comparable to other similarly titled measures used by other companies.

The Company made a number of acquisitions in 2002, 2001 and 2000. The results of the acquired companies are included in the Group’s operations as of the acquisition date. The Company’s 2002, 2001 and 2000 fiscal years ended on January 31, 2003, 2002 and 2001, respectively.

Safe Harbor Provisions

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

Risk Factors

A number of important factors could adversely or otherwise affect the Group’s future results, the level of orders for the Company’s collections and budgeted expenditures. These factors include, among others:

•     Brand recognition: The Company’s financial performance in the luxury goods market is influenced by the success of its brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to make the products, the image of the Company’s stores, marketing, advertising expenditure, the quality of advertising, public relations initiatives including fashion shows and general  corporate profile.

•     Management of businesses and acquisitions: The Company’s financial success depends to a significant degree upon management’s ability to generate growth and profitability from each Group brand and to integrate newly-acquired companies into the Group structure such that these businesses achieve satisfactory levels of revenues, earnings and cash flows.

•      Competition: The Company faces substantial competition in all product lines and markets in which it competes. The Company competes with well-known, high quality, international luxury goods companies such as Armani, Bulgari, Cartier, Chanel, Christian Dior, Ferragamo, Hermès, Louis Vuitton, Prada, international prestige perfume, cosmetic and skincare groups such as Estée Lauder, l’Oréal and Shiseido as well as a large number of other international and regional purveyors of some or all of the types of products distributed by the Company.

•      Adverse economic or political conditions: Downturns in general economic conditions or uncertainties regarding future economic prospects historically have affected adversely sales by luxury goods companies, including Gucci Group sales. Accordingly, such downturns or uncertainties in the future could have a material adverse effect on the Company’s business, financial condition or results of operations. Levels of consumer confidence are largely dependent on changes in disposable income and perceptions of and reactions to economic events, such as currency devaluation that make luxury goods more expensive, changes in levels of unemployment and taxation and the risks of inflation or deflation. Since the Company distributes its products internationally, a significant decline in the general economy or in consumers’ attitudes in a region - Europe, particularly Italy; the United States; Japan; and certain Asian markets, Hong Kong, Taiwan, South Korea - could also have a material adverse impact on the Company. A substantial amount of the Company’s sales are generated by customers travelling abroad, particularly from Japan, other Asian countries, Europe and the United States. Consequently, adverse economic conditions, political situations (such as the war in Iraq) or other events (such as the travel advisories issued by the World Health Organization in connection with the Severe Acute Respiratory Syndrome (SARS)) that result in a shift in travel patterns or a decline in travel volumes also could materially adversely affect the Company’s financial results.

•      Interest rate and currency rate fluctuations: Changes in interest rates – particularly Euro, US, Swiss and Japanese rates – could affect materially the Company’s interest income and expense. The Company’s substantial net cash position, as of January 31, 2003, implies that declines in global interest rates – particularly Euro rates – would result in lower net interest income. The Company operates in many parts of the world and, as a result, its business can be affected by fluctuations in exchange rates. While the Company engages in foreign exchange hedging activities, it does not hedge long-term foreign exchange risks, nor is it permitted by IAS and U.S. GAAP to hedge its Euro denominated cost of sales. The Company’s business and financial results therefore could be adversely affected by fluctuations in exchange rates, such as a strengthening of the Euro relative to the US Dollar and Japanese Yen, or a weakening of other currencies against the Euro, particularly if any such exchange rate movements persist. The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. Consequently, as from this date the most significant exchange rate risk to which the Company is exposed is potential weakness of currencies in which a significant portion of its revenues are denominated – such as the US Dollar, the Japanese Yen, the English Pound and the Swiss Franc – compared to the Euro.

Group Results

Gucci Group achieved solid operating results in 2002, notwithstanding exceptionally challenging trading conditions: economic stagnation in the United States, Europe and Japan and precipitous falls in travel and tourism stemming from the threat of terrorism and, in the second half of 2002, the potential of war in Iraq. Group revenues were € 2,544.3 million in 2002, compared to € 2,565.1 million in 2001, a decline caused principally by lower revenues at the Gucci Division. The Company’s gross margin remained robust, 68.5% in 2002 compared to 69.8% in 2001, thanks in large part to continued gross margin strength at the Gucci Division and YSL Beauté and gross margin improvement at Yves Saint Laurent.

The Group’s operating profit before goodwill and trademark amortization declined to € 305.8 million (12.0% margin) in 2002 from € 398.6 million (15.5% margin) in 2001 mainly as a result of: i) a decline in the Gucci Division’s operating profit before goodwill amortization to € 447.8 million (29.1% margin) from € 518.3 million (30.5% margin); and ii) an increase in the operating loss before goodwill and trademark amortization to € 81.3 million from € 41.9 million at the “other operations.” After goodwill and trademark amortization, the Group’s operating profit was € 179.4 million (7.1% margin) in 2002, against € 268.4 million (10.5% margin) in 2001.

The Group’s acquisitions in the period 1999-2002 and the application of International Accounting Standards caused goodwill and trademark amortization and restructuring expenses to have a significant impact on net income in 2002, 2001 and 2000. It should be noted that goodwill and trademark amortization has been calculated applying a maximum 20-year useful life as required by the SEC’s interpretation of International Accounting Standards and that this maximum useful life period is shorter than that allowed by U.S. GAAP and other national accounting standards. Management believes the maximum 20-year amortization period understates the useful life of certain of the Company’s trademarks and related goodwill and, consequently, it has applied a 40-year amortization period to these assets in the reconciliation to U.S. GAAP. Moreover, starting in 2002, upon implementation of the requirements of FAS 142, the Company has ceased to amortize for U.S. GAAP purposes the trademark Yves Saint Laurent as well as the goodwill connected to all acquired companies. In addition management notes that, under U.S. GAAP, a significant portion of restructuring expenses incurred in 2000 would have been reflected in the purchase accounting of the acquisitions. Accordingly, this accounting treatment of the charges would have eliminated much of the impact of restructuring costs on Group net income that year and increased goodwill and, only marginally, subsequent goodwill amortization.

The Company reported net income of € 226.8 million in 2002 and € 312.5 million in 2001. In order to evaluate further the Group’s performance, management analyzes net income excluding the impact of goodwill and trademark amortization and restructuring charges. Goodwill and trademark amortization, net of tax, was € 101.3 million in 2002  and € 104.5 million in 2001. Restructuring charges, net of tax, were nil in 2002 and € 0.4 million in 2001. Excluding goodwill and trademark amortization and restructuring charges, management calculates the Group’s after tax adjusted net income was € 328.1 million in 2002 and € 417.4 million in 2001.

(In millions of Euro(1) except per share and share amounts)	2002	2001	2000

Net income reported	226.8	312.5	366.9
Goodwill and trademark amortization, net of tax	101.3	104.5	68.5
Restructuring charges, net of tax	0.0	0.4	62.9
Net income adjusted (2)	328.1	417.4	498.3

Net income per share reported – diluted basis	2.21	3.08	3.61
Net income per share adjusted (2) – diluted basis	3.20	4.11	4.90
Average number of shares – diluted basis (million)	102.4	101.5	101.6

(1)          Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. 2001 and 2000 data were converted from US Dollar balances to Euro using the average exchange rate of the respective year.

(2)          Excluding goodwill and trademark amortization, net of tax, and restructuring charges, net of tax.

RETURN ON INVESTED CAPITAL

Management believes after tax cash operating returns to be the most important measure in valuing the Company’s financial performance and a key variable in determining long-term share price performance. The Group therefore strives to maximize after tax Return On Invested Capital (“ROIC”), an objective it aims to accomplish through: i) long-term revenue growth; ii) strict cost control; iii) an optimal fiscal structure; and iv) modest invested capital.

•      Revenue Growth: As strong brand equity is critical to turnover growth, the Group offers only high quality, distinctive merchandise at prices and points of sale appropriate for each brand. The Company avoids inappropriate proliferation of product and points of sale in order to protect each brand, despite the short-term financial gains such a policy could offer.

•     Cost Control: The Group maintains strict control of costs in an effort to maximize margins, and when appropriate invests the related savings in areas such as communication and distribution, critical to revenue growth.

•     Fiscal Structure: Taxes, a cash outflow, diminish shareholder returns, and accordingly the Group seeks to achieve an optimal fiscal structure, while respecting relevant legal requirements in the jurisdictions in which it operates.

•     Invested Capital: The Company aims to minimize capital employed. The Group believes strong merchandising and efficient systems help ensure rapid working capital turnover, while attention to store performance (namely, sales densities) and production help maximize the revenues-fixed asset ratio.

In its calculation of return on invested capital, management focuses solely on operating assets and liabilities. Accordingly, operating earnings exclude net interest income, working capital excludes cash and cash equivalents and short-term debt and invested capital includes the present value of fixed rent store operating leases. The capitalization of the present value of store operating leases implies, in theory, lower lease costs. Management adjusts for the theoretical reduction in lease costs by adding back to operating profit the theoretical interest expense of the non-capitalized leases.

	2002				2001*
(In millions of Euro)	Gucci Division		Group		Gucci Division		Group

Revenues	1,536.8		2,544.3		1,700.1		2,565.1
Operating profit	431.1		179.4		484.1		268.4
Goodwill and trademark amortization	16.7		126.4		34.2		130.2
Operating profit before goodwill and trademark amortization	447.8		305.8		518.3		398.6
Theoretical interest expense non-capitalized leases (1)	17.2		37.2		15.8		22.6
Adjusted operating profit	465.0		343.0		534.1		421.2
Income tax expense	118.2		71.1		132.6		99.4
Net adjusted operating profit after tax (NAOPAT)	346.8		271.9		401.5		321.8

Working capital (2)	299.7		571.8		255.9		451.1
Fixed assets (3)	594.5		1,288.9		586.1		1,004.0
Goodwill and trademarks (4)	194.4		1,780.2		190.2		1,759.1
Present value of obligations under fixed rent operating leases (5)	313.2		677.2		286.9		411.6
Invested capital – year end	1,401.8		4,318.1		1,319.1		3,625.8
Invested capital – year average	1,360.5		3,971.9		1,168.4		3,122.9

Operating margin	28.1%		7.1%		28.5%		10.5%
Operating margin before goodwill and trademark amortization	29.1%		12.0%		30.5%		15.5%
Effective tax rate on adjusted operating profit (6)	25.4%		20.7%		24.8%		23.6%
NAOPAT margin	22.6%		10.7%		23.6%		12.5%
Revenues-Invested capital ratio (year average)	1.13	x	0.64	x	1.46	x	0.82	x
ROIC (7)	25.5%		6.8%		34.4%		10.3%

*                 Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. 2001 income statement and balance sheet items were converted from US Dollar to Euro using the year-average and the year-end exchange rate, respectively. Due to currency translation, 2001 Euro-denominated ratios may differ slightly from previously reported US Dollar-denominated ratios.

(1)          Non-capitalized leases calculated using current market interest rates; theoretical interest expense calculated at a 5.5% borrowing cost

(2)          Current assets (excluding cash and cash equivalents and fair market value of hedge derivatives) minus current liabilities (excluding short-term debt)

(3)          Excludes goodwill and trademarks as well as long-term financial assets

(4)          Gross value (does not consider accumulated amortization); net of non-cash deferred tax

(5)          Calculated using current market interest rates

(6)          Calculated applicable effective tax rate on adjusted operating profit (excludes restructuring expenses; goodwill and trademark amortization; financial income)

(7)          NAOPAT divided by the year average invested capital

Group ROIC

The Group’s 2002 ROIC reflects the full year consolidation of the Gucci Division, Yves Saint Laurent, YSL Beauté, Sergio Rossi, Boucheron, Bédat & Co., Bottega Veneta and certain industrial businesses acquired in 2001.

The Group’s 2001 ROIC reflects the full year consolidation of the Gucci Division, Yves Saint Laurent, YSL Beauté, Sergio Rossi, Boucheron, Bédat & Co., as well as the eleven month consolidation of Bottega Veneta, the ten month consolidation of Luxury Timepieces Design (“LTD”), and the six month consolidation of other businesses acquired in 2001.

NAOPAT: Management calculates that the Group’s Net Adjusted Operating Profit After Tax (“NAOPAT”) margin declined to 10.7% in 2002 from 12.5% in 2001 mainly as a result of lower profit at the Gucci Division and increased losses at the Group’s Other Operations.

Revenues-Invested capital ratio (year average): The Group’s revenues-to-year average invested capital ratio decreased to 0.64x in 2002 from 0.82x in 2001 owing to the decline in revenues and higher working capital, fixed assets (fixtures and fittings) and lease commitments related to the opening of new stores and the development of the Group’s newer and emerging brands.

ROIC: The Group’s after tax Return On the year average Invested Capital decreased to 6.8% in 2002 from 10.3% in 2001 as a result of the combined impact of the decline in the Group NAOPAT margin and the lower revenues-to-invested capital ratio.

Gucci Division ROIC

The Gucci Division achieved solid after tax ROIC, 25.5%, which compared to 34.4% in 2001.

NAOPAT: Notwithstanding the difficult trading conditions and owing to a strong gross margin and a proportional decline in selling, general and administrative expenses from aggressive cost control, Gucci generated an operating margin before goodwill amortization of 29.1% in 2002, compared to a 30.5% margin in 2001. The effective tax rate was 25.4% in 2002, compared to 24.8% in 2001. The combination of lower profitability and modestly higher effective tax rate lowered the Gucci Division’s NAOPAT margin to 22.6% in 2002 from 23.6% in 2001.

Revenues-Invested capital ratio (year average): The revenues-to-invested capital ratio declined to 1.13x in 2002 from 1.46x in 2001, mainly as a result of: i) lower revenues;

and ii) an increase in working capital, stemming mainly from lower non-operating current liabilities and an increase in average invested capital deriving principally from the opening of new stores during late 2001 and 2002, including important flagship locations in Milan, Paris, London, New York and Honolulu.

Management strongly believes that control of product development and distribution (primarily through directly-operated stores and limited wholesale activities) is paramount to Gucci’s continuing success and therefore may consider buying real estate, franchise activities and suppliers in the future. Thanks to Gucci’s consistently strong margins and relatively low capital intensity, management believes that through global brand equity, attractive product, systematic communication and good execution, the business should be able to maintain current levels of ROIC in the coming years. In addition, capital expenditure for stores is expected to decline in 2003 and future years compared to the levels incurred in 2001 and 2002. Therefore, Gucci will be positioned to improve its ROIC if future profits increase in connection with possible future revenue growth.

Other Divisions ROIC

Management considers Yves Saint Laurent’s ROIC not meaningful in 2002 and 2001 given the reported operating losses. Management believes that in the future, after a period of losses sustained to rejuvenate and rebuild the brand equity, the product collections and the distribution network of Yves Saint Laurent, the business should generate operating earnings and positive ROIC.

Management calculates YSL Beauté’s ROIC at approximately 4% in 2002 and in 2001. Excluding goodwill and trademarks from invested capital, management calculates that YSL Beauté’s ROIC would have been approximately 12% in 2002 and approximately 14% in 2001.

Given the number of new divisions acquired and re-launched in 2000-2002, the Group’s “Other Operations” made substantial investments in 2002 while incurring losses, which reduced the Group’s overall ROIC. Management expects the losses of these operations to begin to diminish in 2003 and that most, if not all, will become profitable in the medium term. If these divisions achieve profitability, the Group’s overall ROIC should improve substantially.

2002 vs. 2001

Gucci Division

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Revenues	1,536.8	100.0%	1,700.1	100.0%	1,628.8	100.0%
Gross profit	1,093.1	71.1%	1,223.6	72.0%	1,120.1	68.8%
Operating profit before goodwill amortization	447.8	29.1%	518.3	30.5%	439.9	27.0%
Goodwill amortization	16.7	1.1%	34.2	2.0%	15.9	1.0%
Operating profit	431.1	28.0%	484.1	28.5%	424.0	26.0%

In 2002 the Gucci Division produced robust financial results notwithstanding an exceptionally difficult trading environment characterized by sluggish economic growth in the United States, Europe and Japan and sharp declines in travel and tourism brought on by the continued threat of terrorism and, beginning in summer 2002, the possibility of war in Iraq. Revenues were approximately € 1.5 billion; the gross margin exceeded 71%; and the operating margin before goodwill amortization surpassed 29%, approaching management’s beginning year target of 30%. Management attributes this strong performance to a combination of factors, including Gucci’s strong brand equity, collections with wide consumer appeal, a highly profitable global directly-operated store network, excellent customer service, adept inventory management to achieve high levels of full price sell-through and strict cost control.

Revenues

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
By Distribution Channel
Directly Operated Stores	1,067.2	69.5%	1,162.6	68.4%	1,120.3	68.8%
Wholesale Distribution	267.8	17.4%	298.8	17.6%	253.5	15.5%
Timepiece Distribution	153.9	10.0%	186.0	10.9%	208.2	12.8%
Royalties	47.6	3.1%	51.4	3.0%	43.8	2.7%
Interdivisional	0.3	0.0%	1.3	0.1%	3.0	0.2%
Total	1,536.8	100.0%	1,700.1	100.0%	1,628.8	100.0%
By Product
Leather Goods	741.5	48.2%	833.5	49.0%	745.1	45.8%
Shoes	180.5	11.7%	188.2	11.1%	194.2	11.9%
Ready-to-Wear	216.9	14.1%	249.9	14.7%	242.8	14.9%
Watches	186.2	12.1%	223.6	13.2%	252.9	15.5%
Jewelry	97.0	6.3%	83.4	4.9%	69.8	4.3%
Other	66.8	4.5%	68.8	4.0%	77.2	4.7%
Royalties	47.6	3.1%	51.4	3.0%	43.8	2.7%
Interdivisional	0.3	0.0%	1.3	0.1%	3.0	0.2%
Total	1,536.8	100.0%	1,700.1	100.0%	1,628.8	100.0%
By Region
Europe	501.6	32.6%	525.4	30.9%	495.4	30.4%
United States	321.7	20.9%	387.2	22.8%	430.0	26.4%
Japan	408.3	26.6%	441.3	26.0%	365.8	22.5%
Rest of Asia	266.9	17.4%	300.2	17.6%	291.1	17.9%
Rest of World	38.0	2.5%	44.7	2.6%	43.5	2.6%
Interdivisional	0.3	0.0%	1.3	0.1%	3.0	0.2%
Total	1,536.8	100.0%	1,700.1	100.0%	1,628.8	100.0%

Gucci Division revenues were € 1,536.8 million in 2002, compared to € 1,700.1 million in 2001 (-9.6%). The aforementioned difficult political economic environment caused Gucci to experience revenue declines across most of its product categories and major markets.

The Gucci Division operates two business divisions: Gucci Fashion and Accessories and Gucci Timepieces.

•     Gucci Fashion and Accessories merchandise, produced nearly exclusively in Italy, is sold primarily through directly-operated stores (“DOS”) and limited wholesale distribution channels, including mono-brand franchise stores, luxury department and specialty stores and fine travel retailers.

•     Gucci Timepieces, part of Gucci Group Watches, manufactures in Switzerland and distributes watches to Gucci directly-operated stores as well as to select department stores, timepiece specialty stores and travel retailers throughout the world.

Gucci Fashion and Accessories Revenues

Gucci Fashion and Accessories revenues were € 1,396.2 million in 2002, compared to € 1,530.9 million in 2001 (-8.8%).

Retail sales amounted to € 1,067.2 million in 2002, compared to € 1,162.6 million in 2001 (-8.2%). An analysis of constant-currency retail sales growth – which management believes is the best indicator of brand performance - shows positive trends in those markets furthest from economic malaise and the threat of terrorism and war, the Far East, and negative trends in those markets most affected by the harsh political-economic environment, United States and Europe. In full year 2002 retail sales on a constant currency basis increased 9.0% in Taiwan, 19.5% in South Korea and 0.3% in Japan, while having declined 7.4% in Europe and 14.7% in the United States. Within the United States Gucci saw constant currency retail sales decrease 17.4% in Hawaii and 14.1% on the mainland as economic stagnation led to lower demand in such key markets as New York and Beverly Hills.

Gucci finished 2002 with 174 DOS, compared to 163 at the end of 2001. In 2002 the Company opened 19 stores (5 in Europe, including a flagship on Avenue Montaigne in Paris; 5 in the United States, including important stores on Madison Avenue in New York and in Honu Hawaii; 6 in Japan; and 3 in non-Japan Asia, including a flagship in Taipei). Gucci closed 8 stores in 2002. Selling square footage in directly-operated stores was 504,039 on January 31, 2003, compared to 422,488 on January 31, 2002. As a result of the decrease in retail sales globally, the increased selling surface as well as Euro appreciation vis-a-vis the US Dollar and Japanese yen, Gucci’s sales per square foot (as calculated using the weighted average square footage during the year) declined to € 2,347 in 2002 from € 3,162 in 2001.

Wholesale turnover - sales to department and specialty stores, duty-free retailers and franchisees - decreased 10.4% to € 267.8 million in 2002 from € 298.8 million in 2001 owing mainly to the sharp 38.0% fall in sales to duty-free and travel retailers, caused primarily by the significant decline in their business in the aftermath of the events of September 11, 2001. Sales to franchisees and specialty and department stores were stable in 2002 compared to 2001. The number of franchise boutiques was 31 as of January 31, 2003, following the closure of certain stores in the Americas and the Middle East. Points-of-sale in duty-free numbered approximately 25 as of January 31, 2003.

Royalty income declined to € 47.6 million in 2002 from € 51.4 million in 2001 due primarily to modestly lower sales of Gucci-brand eyewear.

Sales of leather goods, Gucci’s largest product category, declined 11.0% to € 741.5 million as weak local customer demand and declining tourism led to lower sales of handbags and small leather goods. Sales of luggage increased in 2002 thanks in part to good demand for totes and messenger bags. Ready-to-wear sales declined 13.2% to € 216.9 million owing primarily to lower demand in Europe and the United States, two large markets for Gucci apparel. Shoe sales declined 4.1% to € 180.5 million, comparatively good performance that derived from the greater breadth and quality of the 2002 collections. Jewelry sales advanced 16.3% to € 97.0 million on an expansion of the collections to include more exclusive merchandise and continued strong growth in Japan. Wholesale doors for jewelry, limited to the most exclusive points of sale, numbered approximately 295 at the end of 2002.

Gucci Timepieces Revenues

Gucci Timepieces revenues declined 18.4% to € 168.1 million from € 206.1 million in 2001. Sales of Gucci brand watches to third party customers, € 153.9 million in 2002 compared to € 186.0 million in 2001, declined 17.3% owing to particularly difficult trading globally and policies implemented by department and  specialty stores to minimize inventory levels.

In the course of 2002, management continued to shift the mix to higher price point product, while reducing volumes as a means of increasing exclusivity. Watch unit turnover was approximately 510,000 in 2002 compared to 621,000 in 2001; the average retail sales price reached US$ 685 in 2002, compared to approximately US$ 630 in 2001.

Gross Profit

The Gucci Division gross margin was 71.1% in 2002, compared to 72.0% in 2001.

•     At Gucci Fashion and Accessories, the gross margin declined to 69.5% from 70.9% in 2001 owing principally to: i) negative operating leverage; ii) the decline in high margin leather goods sales; iii) modestly higher levels of mark-downs; and iv) the appreciation of the Euro compared to the US Dollar and the Japanese Yen.

•      Gucci Timepieces gross margin was 71.7% in 2002, compared to 71.0% in 2001, a slight decline attributable mainly to negative operating leverage and an evolution in the product mix.

Selling, general and administrative expenses

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Revenues	1,536.8	100.0%	1,700.1	100.0%	1,628.8	100.0%
Store	338.5	22.0%	355.9	20.9%	331.3	20.3%
General & Administrative(1)	176.9	11.5%	198.4	11.7%	198.2	12.2%
Communication	79.9	5.2%	100.2	5.9%	102.2	6.3%
Selling	29.1	1.9%	27.6	1.6%	28.0	1.7%
Shipping & Handling	20.9	1.4%	23.2	1.4%	20.5	1.3%
Selling, General & Administrative	645.3	42.0%	705.3	41.5%	680.2	41.8%

(1)  General and administrative includes MIS, samples and design expenses

•      Store expenses increased to 31.7% of retail turnover in 2002 from 30.6% in 2001 as a result mainly of higher fixed rent and depreciation due to the opening and expansion of stores in Europe and the United States. Variable rent declined in absolute and relative terms owing mainly to the lower sales in Japan, where shops-in-shop operate on a variable rent structure. Personnel and other costs declined because of both the variable nature of these expenses and management’s cost control initiatives, including the reduction of store personnel effected in December 2001.

Store expenses

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Store revenues	1,067.2	100.0%	1,162.6	100.0%	1,120.3	100.0%
Personnel	92.2	8.6%	99.3	8.5%	94.3	8.4%
Fixed rent	58.5	5.5%	55.4	4.8%	48.6	4.4%
Variable rent	88.3	8.3%	91.6	7.9%	84.9	7.6%
Depreciation and amortization	40.0	3.8%	37.1	3.2%	32.7	2.9%
Other	59.5	5.5%	72.5	6.2%	70.8	6.3%
Store expenses	338.5	31.7%	355.9	30.6%	331.3	29.6%

•      Management cut general and administrative expenses by € 21.5 million (to 11.5% of revenues in 2002 from 11.7% in 2001) by reducing discretionary expenses and lowering headcount – particularly in the United States in the course of fall 2001.

•     Communication – which includes advertising as well as the cost of fashion shows, special events, store displays and other communication and public relations initiatives – declined to € 79.9 million (5.2% of revenues) in 2002 from € 100.2 million (5.9% of revenues) in 2001. Management believes that the 2002 level of expenditures, in combination with the amounts spent by licensees on marketing and with the significant editorial coverage from fashion shows and public relations, generates a level of public exposure for Gucci that adequately supports the brand’s long-term revenue and profit growth.

•     Selling expenses (mainly wholesale distribution and showroom expenses) in 2002 where broadly stable compared to those in 2001, while shipping and handling expenses declined  owing mainly to cost control and the decline in wholesale sales.

Operating Profit

The Gucci Division operating profit before goodwill amortization was € 447.8 million in 2002, compared to € 518.3 million in 2001. Management considers the operating margin before goodwill amortization reached in 2002, 29.1% (30.5% in 2001), to be a strong performance given the decline of revenues and a reflection of its ability to manage for profit through trying economic circumstances.

Gucci Fashion and Accessories’ operating profit before goodwill amortization declined to € 402.8 million from € 461.2 million in 2001 owing to lower revenues. However, as a result of the reduction of costs, the operating margin before goodwill amortization was held at 28.8% in 2002, compared to 30.1% in 2001. At Gucci Timepieces, lower sales and the attendant negative operating leverage led to a decline in the operating profit before goodwill amortization to € 44.3 million (26.4% margin) in 2002 from € 59.4 million (28.8% margin) in 2001.

Goodwill amortization at the Gucci Division was € 16.7 million in 2002, compared to € 34.2 million in 2001. At Gucci Fashion and Accessories, goodwill amortization fell to € 8.4 million in 2002 from € 26.6 million in 2001 because the goodwill related to the acquisition of the women’s ready-to-wear production activity in late 2000 was fully amortized as of January 31, 2002. Goodwill amortization at Gucci Timepieces was € 8.2 million in 2002, compared to € 7.7 million in 2001.

After amortization of goodwill, the Gucci Division operating profit was € 431.1 million in 2002 (28.0% margin), compared to € 484.1 million (28.5% margin) in 2001. At Gucci Fashion and Accessories, the operating profit was € 394.4 million (28.2% margin) in 2002, compared to € 434.6 million (28.4% margin) in 2001, while at Gucci Timepieces the operating profit was € 36.1 million (21.5% margin) in 2002, compared to € 51.7 million (25.1% margin) in 2001.

Yves Saint Laurent brand

(In millions of Euro)	2002		2001
	€	%	€	%
Yves Saint Laurent	146.4	26.9%	101.2	21.5%
YSL Beauté	397.4	73.1%	369.8	78.5%
Revenues	543.8	100.0%	471.0	100.0%
Operating (loss) before goodwill and trademark amortization	(31.3)	(5.8)%	(51.9)	(11.1%)
Goodwill and trademark amortization	57.1	10.5%	57.9	12.3%
Operating (loss)	(88.4)	(16.3)%	(109.8)	(23.4%)

The activities of Yves Saint Laurent are included in two segments - “Yves Saint Laurent,” the ready-to-wear and accessories division; and “YSL Beauté,” which operates the brand’s fragrance, cosmetics and skincare business – which are discussed in detail below. In order to allow the reader to appreciate the importance of Yves Saint Laurent within the Gucci Group, the above table presents the brand’s combined revenues and operating results from the two segments.

Yves Saint Laurent

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Revenues	146.4	100.0%	101.2	100.0%	105.7	100.0%
Gross profit	85.1	58.1%	54.6	54.0%	72.9	69.0%
Operating (loss) before goodwill and trademark amortization	(64.8)	(44.3)%	(76.4)	(75.5)%	(17.0)	(16.1)%
Goodwill and trademark amortization	23.1	15.8%	22.3	22.1%	20.5	19.4%
Operating (loss)	(87.9)	(60.1)%	(98.7)	(97.6)%	(37.5)	(35.5)%

2002 was a year of exceptional growth and development for Yves Saint Laurent. Critically acclaimed Spring/Summer and Fall/Winter collections and the successful development of leather goods and other accessory lines increased revenues by 44.7%. Retail sales advanced 81.0% on a constant currency basis in 2002.

During 2002, the brand’s position in the luxury goods market strengthened significantly. In mid 2002, the Council of Fashion Designers of America (CFDA) recognized Tom Ford as Accessories Designer of the Year for his work at Yves Saint Laurent (which followed the honor of Ready-to-wear Designer of the Year in 2001). Management significantly enhanced the product offering, not only in women’s and men’s ready-to-wear, but also in accessories. The leather goods collection expanded substantially with the launch of Mombasa in Spring 2002 and the introduction of the Colonial and Marquise lines in Fall 2002. Following the license agreement signed with Safilo in 2001, Yves Saint Laurent launched eyewear globally in Spring 2002. Control of the brand increased further as management cut unwanted contracts with certain licensees to 6 at year end 2002 from 15 at year end 2001 and expanded significantly retail and wholesale distribution.  The number of directly-operated stores was 48 as of January 31, 2003, compared to 43 on January 31, 2002. In the course of 2002, Yves Saint Laurent opened a number of large stores, including a 10,000 square foot flagship on via Montenapoleone in Milan. Yves Saint Laurent’s strong sales growth and increasing brand equity reinforced its position with leading US and European department and specialty stores, which by year end 2002 had made significant investments in the brand by building approximately 30 “hard format” shops-in-shop, often at their own expense and in prime locations in their stores.

Revenues

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
By Distribution Channel
Directly Operated Stores	83.0	56.7%	47.4	46.8%	34.3	32.5%
• of which Rive Gauche	83.0	56.7%	47.4	46.8%	24.6	23.3%
• of which other	0.0	0.0%	0.0	0.0%	9.7	9.2%
Wholesale Distribution	50.4	34.4%	32.3	31.9%	35.5	33.6%
• of which Rive Gauche	50.4	34.4%	32.3	31.9%	19.9	18.9%
• of which other	0.0	0.0%	0.0	0.0%	15.6	14.7%
Royalties	12.9	8.8%	21.4	21.2%	35.6	33.7%
Interdivisional	0.1	0.1%	0.1	0.1%	0.3	0.2%
Total	146.4	100.0%	101.2	100.0%	105.7	100.0%
By Product
Ready-to-Wear	81.1	55.4%	60.0	59.4%	59.4	56.2%
• of which Rive Gauche	81.1	55.4%	60.0	59.4%	38.7	36.6%
• of which other	0.0	0.0%	0.0	0.0%	20.7	19.6%
Leather goods	31.2	21.3%	8.4	8.3%	3.5	3.3%
Shoes	15.8	10.8%	9.0	8.9%	0.3	0.3%
Other accessories	5.3	3.6%	2.3	2.1%	1.0	1.0%
Other	0.0	0.0%	0.0	0.0%	5.6	5.3%
Royalties	12.9	8.8%	21.4	21.2%	35.6	33.7%
Interdivisional	0.1	0.1%	0.1	0.1%	0.3	0.2%
Total	146.4	100.0%	101.2	100.0%	105.7	100.0%
By Region
Europe	73.8	50.4%	53.2	52.8%	57.2	54.1%
United States	42.1	28.8%	24.0	23.8%	16.9	16.0%
Japan	17.4	11.9%	16.1	15.9%	23.4	22.2%
Rest of Asia	7.4	5.0%	5.1	5.1%	6.1	5.8%
Rest of World	5.6	3.8%	2.7	2.3%	1.8	1.7%
Interdivisional	0.1	0.1%	0.1	0.1%	0.3	0.2%
Total	146.4	100.0%	101.2	100.0%	105.7	100.0%

Ready-to-wear sales advanced 40.2% on a constant currency basis to € 81.1 million in 2002 reflecting Yves Saint Laurent’s momentum in this core product category. Sales of leather goods increased 288.1% on a constant currency basis following strong consumer interest for new lines, Mombasa, launched in Spring 2002, and Colonial and Marquise, introduced in Fall 2002. Sales of shoes grew 86.2% on a constant currency basis, as consumers responded positively to the high quality product (which is manufactured and sup-plied by Sergio Rossi).

Strong consumer demand for Yves Saint Laurent product drove both retail and wholesale sales. On a constant currency basis, retail sales increased 81.0% in 2002. In the United States and France, the brand’s two largest markets, retail sales increased 107.5% and 27.2%, respectively, on a constant currency basis. Yves Saint Laurent finished 2002 with 48 directly-operated stores, compared to 43 at the end of 2001, having opened 6 stores (3 in Europe, including a flagship on via Montenapoleone in Milan; 2 in the United States; and 1 in non-Japan Asia) and closed 1 store in the course of 2002.

Yves Saint Laurent plans to significantly expand its retail network in the coming 12 to 18 months through the opening of a number of large stores in Europe and the United States and the development of retail shops-in-shop within Japanese department stores. Key store openings for 2003 include: Rue Faubourg Saint Honoré in Paris; Rodeo Drive in Beverly Hills; Bond Street in London; 57th Street off of Fifth Avenue in New York; Canton Road in Hong Kong; and via Condotti in Rome. Management expects the number of Yves Saint Laurent DOS to be approximately 55 at the end of 2003.

Wholesale sales increased 56.2% in 2002. Most of Yves Saint Laurent’s wholesale business is sales to leading specialty and department stores, mainly in the United States and Europe. These retail partners had approximately 30 “three-wall” shops-in-shop for the brand at the end of 2002. Management expects the number of these hard format Yves Saint Laurent shops-in shop to increase to approximately 50 by the end of 2003.

Royalty income declined by almost 50% to € 12.9 million in 2002 from € 21.4 million in 2001 as management ended inappropriate contracts with certain licensees (6 as of January 31, 2003, down from 15 as of January 31, 2002). Management expects to cut the number of license contracts further in 2003.

Profitability

Notwithstanding the substantial drop in royalty income and owing to the strong retail and leather goods sales and good full price sell through, Yves Saint Laurent increased its gross profit to € 85.1 million (58.1% margin) in 2002 from € 54.6 million (54.0% margin) in 2001.

The operating loss before goodwill and trademark amortization declined to € 64.8 million in 2002 from € 76.4 million in 2001 on the back of the strong revenue growth and the higher gross profit and despite continued significant investment in product and stores and higher communication spend. In order to support the strong collections, particularly the Fall/Winter lines, management increased communication expenses to € 36.5 million in 2002 from € 32.6 million in 2001.

YSL Beauté

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Revenues	549.7	100.0%	518.5	100.0%	584.2	100.0%
Gross profit	408.0	74.2%	385.4	74.3%	429.6	73.5%
Operating profit (loss) before goodwill and trademark amortization	38.6	7.0%	33.9	6.5%	46.9	8.0%
Goodwill and trademark amortization	41.1	7.5%	38.2	7.4%	40.5	6.9%
Operating profit (loss)	(2.5)	(0.5)%	(4.3)	(0.8)%	6.4	1.1%

YSL Beauté posted both sales and profit growth in 2002, as it benefited from the significant restructuring program begun in mid-2000 and completed in mid-2002. In the course of the restructuring program, management terminated known grey market sales of Yves Saint Laurent brand fragrances and cosmetics, while reducing by approximately 6,000 the number of points of sale to 16,000 worldwide. Management also restructured key distribution affiliates, reducing headcount, putting in place new regional managers and establishing business practices designed to support the long-term success of YSL Beauté’s brands.

Revenues

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
By Activity
Yves Saint Laurent Fragrances	236.1	43.0%	223.3	43.1%	266.7	45.6%
Yves Saint Laurent Cosmetics and Skincare	161.3	29.3%	146.5	28.2%	145.2	24.9%
Yves Saint Laurent Total	397.4	72.3%	369.8	71.3%	411.9	70.5%
Roger & Gallet and Licensed Brands	150.5	27.4%	146.7	28.3%	171.4	29.3%
Interdivisional	1.8	0.3%	2.0	0.4%	0.9	0.2%
Total Revenues	549.7	100.0%	518.5	100.0%	584.2	100.0%
By Region
Europe	347.0	63.1%	326.8	63.0%	345.6	59.1%
United States	82.7	15.1%	76.3	14.7%	98.4	16.8%
Japan	30.6	5.6%	32.4	6.3%	34.3	5.9%
Rest of Asia	17.1	3.1%	12.8	2.5%	18.5	3.2%
Rest of World (1)	70.5	12.8%	68.0	13.1%	86.5	14.8%
Interdivisional	1.8	0.3%	2.0	0.4%	0.9	0.2%
Total Revenues	549.7	100.0%	518.5	100.0%	584.2	100.0%

(1)          Includes non-US North America, exports and duty-free to Latin America, Africa, Middle East (where no distribution subsidiaries exist)

YSL Beauté revenues increased 6.0% (or 8.4% on a constant currency basis) to € 549.7 million in 2002 from € 518.5 million in 2001. Sales growth was particularly strong in the fourth quarter, having advanced 15.8% on a constant currency basis.

The sales growth owed to several factors. First, the tighter distribution structure established since 2000 helped YSL Beauté, and Yves Saint Laurent in particular, to reinforce its position with leading department stores and specialty retailers worldwide. Second, the business benefited from improved management, both at the corporate center, and among the key regional markets, as several new highly qualified managers were added. Finally, YSL Beauté launched new lines in the course of 2002, which greatly stimulated demand for several of the brands, Yves Saint Laurent in particular.

Sales in Europe increased 5.9% on a constant currency basis to € 347.0 million thanks mainly to good performance from Yves Saint Laurent across the continent and growth at Roger & Gallet. Sales in the United States increased 17.2% on a constant currency basis to € 82.7 million owing mainly to the strengthened position of Yves Saint Laurent in department and specialty stores following termination of the known parallel and grey market trade and good performance from Yves Saint Laurent brand make-up and skincare and from Opium. Sales in Japan increased 13.8% on a constant currency basis to € 30.6 million, supported by the good performance of Yves Saint Laurent make-up and skincare products. Sales in non-Japan Asia increased 16.5% on a constant currency basis to € 17.1 million. Sales in the rest of the world - which includes duty-free and export sales to the Americas and the Middle East – increased 7.9% on a constant currency basis to € 70.5 million primarily as a result of higher travel and duty-free sales.

Yves Saint Laurent Fragrances, Cosmetics and Skincare

Yves Saint Laurent sales increased 7.5% - or 9.9% on a constant currency basis - to € 397.4 million in 2002 from € 369.8 million in 2001.

•      Women’s fragrances: Sales of women’s fragrance in 2002 were approximately equal that of 2001. Sales of the core fragrances Opium and Paris advanced at a double digit and a high single digit pace, respectively, on a constant currency basis in 2002. Sales of Nu (launched in late 2001) declined; the fragrance will be relaunched through an eau de toilette in 2003.

•      Men’s fragrances: Sales of men’s fragrances increased 24.8% on a constant currency basis in 2002, driven by double digit growth from Kouros and the launch of M7 in Fall 2002.

•      Make-up and Skincare: Continued strong demand for the Ligne Intense collection and the lipstick Rouge Eclat drove make-up sales growth by 17.9% on a constant currency basis. Sales of skincare were stable as management curtailed sell-in in second half 2002 ahead of the launch of new product lines which will begin in 2003.

Other Brands Fragrances, Cosmetics and Skincare

Roger & Gallet sales increased at a mid-single digit rate on a constant currency basis, driven by demand for new men’s products and notwithstanding difficult trading in certain export markets.

Sales from fragrances manufactured and distributed under license (Oscar de la Renta; Van Cleef & Arpels; Fendi) increased collectively on a constant currency basis. Oscar de la Renta, distributed principally in the Americas, increased sales on the back of the launch of Intrusion. The launch of Murmure and growth of the fragrance First lifted Van Cleef & Arpels sales in 2002. Fendi sales declined principally as a result of lower turnover from fragrance Theorema Uomo.

Profitability

Gross profit reached € 408.0 million (74.2% margin) in 2002, compared to € 385.4 million (74.3% margin) in 2001.

Management’s strict cost control, in combination with past restructuring initiatives, led to a relative fall in operating expenses to 67.2% of revenues ( € 369.4 million) in 2002 from 67.8% ( € 351.5 million) in 2001.

•      Communication expenses increased to € 115.2 million (21.0% of revenues) from € 113.7 million (21.9% of revenues), mainly as a result of continued advertising for core Yves Saint Laurent products and support for the new men’s fragrance, M7.

•      The further reduction in points of sales, cost control and positive operating leverage combined to fractionally lower selling expenses as a proportion of revenues, to 22.6% (€ 124.4 million) in 2002 compared to 22.9% ( € 118.8 million) in 2001.

•      Management’s cost control efforts maintained general and administrative expenses (which also include samples, MIS and design) to 13.3% of sales ( € 73.3 million in 2002 and € 68.8 million in 2001).

YSL Beauté’s operating profit before goodwill and trademark amortization increased to € 38.6 million (7.0% margin) in 2002 from € 33.9 million (6.5% margin) in 2001. The 50 basis point increase in the margin, in line with management beginning year expectations, owed to a combination of factors, including cost control, positive operating leverage and the growth from Yves Saint Laurent brand products, which in 2002 generated an operating margin before goodwill and trademark amortization of approximately 10%.

Goodwill and trademark amortization amounted to € 41.1 million in 2002, compared to € 38.2 million in 2001. After goodwill and trademark amortization, YSL Beauté generated an operating loss of € 2.5 million in 2002, compared to a € 4.3 million operating loss in 2001.

Other Operations

(In millions of Euro)	2002		2001		2000
	€	%	€	%	€	%
Revenues	350.8	100.0%	254.6	100.0%	147.9	100.0%
Gross profit	155.0	44.2%	128.6	50.5%	87.4	59.1%
Operating profit (loss) before goodwill and trademark amortization	(81.3)	(23.1)%	(41.9)	(16.5%)	14.5	9.8%
Goodwill and trademark amortization	45.5	13.0%	35.5	13.9%	13.8	9.4%
Operating profit (loss)	(126.8)	(36.1)%	(77.4)	(30.4%)	0.7	0.4%

In 2002 and 2001, the Group’s Other Operations included Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., the Emerging Brands (Stella McCartney, Alexander McQueen and Balenciaga) and certain Industrial Operations. Collectively, the businesses included under Other Operations generated revenues of € 350.8 million in 2002 and € 254.6 million in 2001. The increase in revenues owed to several factors, including strong sales growth at Bottega Veneta, Sergio Rossi and the Emerging Brands and the full year consolidation of the Emerging Brands and certain Industrial Operations, which were consolidated for less than 12 months in 2001.

The Other Operations collectively generated an operating loss before goodwill and trademark amortization of € 81.3 million in 2002 and € 41.9 million in 2001, an increase attributable primarily to higher losses at Boucheron, Bottega Veneta as well as the Emerging Brands, all of which were in start-up phase in 2002. In 2002, the Other Operations incurred certain charges: in Boucheron, € 4.5 million of special inventory provisions which will allow the substitution of older product lines with the newly developing lines reflecting the new direction of the brand, and € 3.5 million of restructuring expenses connected to the transfer of the perfume activities to YSL Beauté; in Balenciaga, € 3.0 million related to the issue of shares of Balenciaga S.A. to the creative director Nicolas Ghesquière, as required by his agreement with the Group.

Sergio Rossi

Notwithstanding the difficult economic environment and thanks to strong retail sales, Sergio Rossi achieved double digit, constant currency revenue growth in 2002. Women’s shoes, approximately 90% of revenues, registered double digit sales growth. Sergio Rossi increased its directly-operated stores to 40 from 31 in 2002, following the opening of several important stores, including on Madison Avenue in New York (replacing a previous store), Bond Street in London, Rodeo Drive in Beverly Hills, Ala Moana in Hawaii and the first men’s only shoe boutique on via della Spiga in Milan. In 2002 and early 2003, Sergio Rossi continued the construction of its production and administrative facility, located near San Mauro Pascoli, which opened in Spring 2003.

Boucheron

In 2002, Boucheron launched the first new jewelry collection created under new management, Beauté Dangereuse, and expanded its retail network. It opened important stores in Ginza Tokyo, on Bond Street in London and via Montenapoleone in Milan. Also in 2002, Boucheron continued development of a new collection of accessibly priced jewelry, which will be launched during 2003 and continued the build-out of two key stores, on Fifth Avenue in New York and Rue Faubourg Saint Honoré in Paris, which will open in 2003. As of January 31, 2003 Boucheron had 25 directly-operated stores.

Bottega Veneta

Bottega Veneta achieved outstanding growth in 2002. On a constant currency basis, revenues increased 69.1% in the full year and 90.5% in the fourth quarter as both the Spring/Summer and Fall/Winter lines generated excellent demand from consumers and the trade. Bottega Veneta opened important stores on via Montenapoleone in Milan, Sloane Street in London and Rue Faubourg Saint Honoré in Paris in 2002, while developing points of sale in select specialty retailers in the United States and Europe. As of January 31, 2003 Bottega Veneta had 58 directly-operated stores.

Bédat & Co.

In 2002, Bédat & Co. continued to enhance distribution in Europe, the United States and Asia, while working closely with Gucci Group Watches to maximize synergies.

Emerging Brands

Each Emerging Brand - Stella McCartney, Alexander McQueen and Balenciaga – achieved strong revenue growth in 2002 on the back of critically acclaimed collections. Both Stella McCartney and Alexander McQueen opened a directly-operated store on 14th Street in New York in mid-2002. Both also opened a store in London – Stella McCartney off Bond Street; Alexander McQueen on Bond Street – in Spring 2003. In 2002, Balenciaga refur-bished its flagship in Paris and opened a store on 22nd Street in New York.

Other Items

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 126.4 million, or € 101.3 million net of deferred tax, in 2002, compared to € 130.2 million, or € 104.5 million net of deferred tax, in 2001. The decrease owed principally to the complete amortization of goodwill related to the acquisition of Gucci’s former women’s ready-to-wear licensee as of January 31, 2002. Barring any substantial acquisition, management expects goodwill and trademark amortization to approximate the 2002 level in the coming years.

Net Financial Income

Net financial income was € 62.7 million in 2002, compared to € 88.1 million in 2001. The decline in net interest income owed principally to: i) the fall in short-term Euro interest rates in 2002 which lowered the yield on the short duration, Euro-denominated securities in which the Group invested its cash; and ii) a modest reduction of the average balance of net cash, which derived from cash outflows related to capital expenditures and the purchase of 1,800,595 Company’s own shares during 2002. The yield derived from the cash under management was 3.2% in 2002, compared to 4.4% in 2001.

Taxes

The Group’s effective tax rate was unusually low in 2002, 8.0%, compared to 16.0% in 2001. This rate in part reflected the reversal of tax risk provisions made in prior years following the successful conclusion of certain tax audits during the fourth quarter of 2002. Other salient components of the effective tax rate included: i) a 21.0% effective tax rate on Group operating profit before goodwill and trademark amortization; ii) a negative € 9.1 million effective tax on net financial income, which the Group achieved through a low tax rate (approximately 5%) on most interest income and full tax deductibility in higher tax jurisdictions such as Japan, Italy and the United States, on most interest expense; iii) € 25.1 million of non-cash deferred tax credits on trademark amortization.

Net Income and Net Income per Share

Minority interests, primarily third party interests in Sergio Rossi, Bottega Veneta, the Emerging Brands and certain Gucci retail subsidiaries were positive € 5.1 million in 2002, as a result of losses at certain recently acquired companies. In 2001 minority interests were positive € 3.4 million.

Group net income after minority interests was € 226.8 million in 2002, compared to € 312.5 million in 2001.

Trends

The weak economic environment in Europe and the United States, war in Iraq and the out-break of Severe Acute Respiratory Syndrome (“SARS”) in South East Asia make management particularly cautious concerning short-term trading conditions and trends in the luxury goods industry. Management believes that these factors have combined to lower local consumer spending for luxury goods in much of the world, Europe and the United States in particular, and to significantly reduce travel and tourism, an important source of business for the luxury goods industry.

The Company observed weak trading trends in Spring 2003 in Europe and the United States, owing to the poor economic environment and lower travel and tourism, caused by the threat of terrorist attacks and the war in Iraq. Also, beginning in late March sales fell in certain markets of South East Asia as a result of SARS.

Management believes that improvement of the Group’s performance in 2003 will depend to a significant extent on the development of improved consumer confidence and willingness to travel. This in turn will depend on developments in the political environment, improvement in economic growth in most regions of the world and the efforts to contain SARS. Management believes that the product collections to be launched for Fall 2003, particularly for Gucci, are strong and will position the Company to enjoy profitable growth if the above described environmental improvements occur.

On May 28, 2003, the Gucci Group announced that the Supervisory Board had voted to recommend to Shareholders that the Company pay € 13.50 per share (or an aggregate amount of approximately € 1,340 million) to Shareholders through an increase, and subsequent reduction of the nominal value of the Company’s shares. (See note 24 to the Consolidated Financial Statements). The Supervisory Board’s recommendation will be voted on by Shareholders at the Annual General Meeting.

The Company communicated that in accordance with the Amended and Restated Strategic Investment Agreement, the Company’s Independent Directors determined that, as a result of the payment, the US$ 101.50 per share “put price” will be reduced by the US dollar equivalent of € 13.50 per share, plus a small adjustment for the time value of money.

Following the return of capital to shareholders, the Company expects to have net financial debt of between € 200 million and € 300 million and shareholders’ equity in excess of € 3 billion. Moreover, management believes the Company’s financial condition (including an expected gross cash position in excess of € 1 billion), available credit lines and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for all the Group’s companies and to finance potential further acquisitions.

2001 vs. 2000

Gucci Division

In 2001 the Gucci Division produced the strongest results in its history notwithstanding an exceptionally difficult trading environment: revenues were € 1.7 billion; the gross margin climbed by more than 300 basis points to 72.0%; and for the first time the full year operating margin before goodwill amortization surpassed 30%, reaching 30.5%. The strong profitability in 2001 in part was due to the additional gross margin from women’s ready-to-wear related to the acquisition of the former women’s ready-to-wear licensee in late 2000 and to favorable foreign currency exchange rates.

Revenues

Gucci Division revenues were € 1,700.1 million in 2001, compared to € 1,628.8 million in 2000 (+4.4%). The business achieved revenue increases in two of its four major markets: +2.9% in Europe; +17.2% in Japan. Economic recession, in combination with the precipitous drop in tourism and travel after September 11, 2001, caused fourth quarter revenues in the United States to decline 20.4% overall and 54.0% in Hawaii, an overwhelmingly Japanese tourist market. This performance was the main cause of the full year revenue decline of 12.6% in the United States.

Gucci Fashion and Accessories Revenues

Gucci Fashion and Accessories revenues were € 1,530.9 million in 2001, compared to € 1,440.4 million in 2000 (+6.3%). Retail sales increased in most major markets owing to strong collections and notwithstanding the difficult trading environment. On a constant currency basis, retail sales in Europe increased 10.3%: in the largest European market, Italy, the increase was 11.5%; in France growth was 7.6%; and in the UK retail sales were flat compared to 2000. In Japan, Yen-denominated retail sales advanced 24.4%, as Gucci maintained a leading position among luxury goods brands. In non-Japan Asia, constant currency retail sales growth reached 18.6%, thanks to Gucci’s excellent performance in Hong Kong (+15.7%) and South Korea (+39.7%) and the twelve month consolidation of the retail business in Singapore, Malaysia and Australia. In the United States, retail sales declined 15.2% as a result of the particularly difficult economic environment and the sharp fall in travel and tourism following September 11. In 2001, retail sales in Hawaii were down 25.5%, while those in the continental US declined 12.3%.

Gucci finished 2001 with 163 directly-operated stores compared to 143 at the end of 2000. In 2001 the Company opened 17 stores (1 in Hawaii; 7 in Europe; 4 in Japan, including a second freestanding store in Tokyo Aoyama; and 5 in non-Japan Asia, including a flagship in Hong Kong) and converted 3 stores in Spain from franchisees into DOS. Selling square footage in directly-operated stores was 422,488 on January 31, 2002, compared to 370,395 on January 31, 2001. As a result of the aforementioned decrease in US retail sales and the increased selling surface, as well as Japanese Yen and Euro weakness against the US Dollar, Gucci’s sales per square foot declined to € 3,162 in 2001 from € 3,299 in 2000.

Wholesale turnover - sales to department and specialty stores, duty-free retailers and franchisees - increased 17.9% to € 298.8 million in 2001 on the back of particularly strong sales to US and European department and specialty stores. The number of franchise boutiques fell to 38 from 43 in 2001 as Gucci converted 3 Spanish franchise stores into DOS, opened stores in Moscow and Beirut, and closed certain franchise stores in non strategic markets. Points-of-sale in duty-free numbered 34 at the end of 2001 from 38 at the end of 2000, following closures in South East Asia.

Royalty income advanced 17.4% to € 51.4 million in 2001 due primarily to continued growth in Gucci-brand eyewear sales and despite the absence of royalties from women’s ready-to-wear, a licensed activity purchased from Zamasport in November 2000.

Gucci maintained its leading position in leather goods, having achieved 11.9% sales growth to € 833.5 million in 2001. Sales of all three product categories – handbags; small leather goods; luggage – increased in 2001, with luggage and small leather goods sales growth having reached 38.9% and 16.1%, respectively. Ready-to-wear sales were up 2.9% at € 249.9 million, having grown in Europe but declined in the United States owing to the difficult trading environment in this market. Shoe sales declined 3.1% to € 188.2 million, affected by weaker wholesale demand and lower retail sales in the United States and Europe. At the end of the year the division opened a shoe prototype production facility which is expected to enhance the quality and variety of Gucci brand shoes and which management believes will lead to increased shoe revenues in the future. Jewelry sales advanced 19.5% to € 83.4 million, following the introduction of new, expanded collections and strong growth in Japan. Wholesale doors for jewelry, limited to the most exclusive points of sale, numbered approximately 224 in 2001.

Gucci Timepieces Revenues

Gucci Timepieces revenues were € 206.1 million in 2001, compared to € 227.8 million in 2000. Sales of Gucci brand watches to third party customers were € 186.0 million in 2001, compared to 208.2 million in 2000, a decrease of 7.3% on a constant currency basis. The decline in Gucci watch sales owed to several factors. Economic recession in the United States led department and specialty stores to scale back orders in an effort to reduce inventory levels. The events of September 11 caused demand to further contract in the United States as well as in the travel and duty-free channels, particularly in Asia and the Middle East. In 2001, Gucci brand watch sales to third party customers declined 27.9% in the United States, 19.6% in non-Japan Asia and 24.9% in the Middle East. By contrast, sales advanced 6.8% in Europe and were stable in Japan.

In the course of 2001, management made further effort to shift the mix to higher price point product, while reducing volumes as a means of increasing the exclusivity of Gucci timepieces. Watch unit turnover was approximately 621,000 in 2001, compared to approximately 770,000 in 2000, with the average retail sales price having been approximately US$ 630 in both 2001 and 2000.

Gross Profit

The Gucci Division gross margin increased to 72.0% in 2001 from 68.8% in 2000.

•      At Gucci Fashion and Accessories, the gross margin expansion to 70.9% in 2001 from 68.7% in 2000 owed to control of the women’s ready-to-wear production and distribution activity, resulting from the acquisition of the former licensee’s business in November 2000, favorable exchange rates – particularly the weakness of the Euro compared to the US Dollar and the Japanese Yen - high levels of full price sell-through and advantageous region mix (relatively stronger sales in Japan as compared to the United States and Europe).

•      Gucci Timepieces gross margin was 71.0% in 2001, compared to 72.5% in 2000, a decline which resulted from negative leverage (on the fall in volume turnover), a change in the product mix and modestly higher provisions for obsolescence, and notwithstanding greater vertical integration obtained through the acquisition of the wholesale distribution activities in Japan and certain countries in South-East Asia in late 2000.

Selling, general and administrative expenses

Store expenses increased to 30.6% of retail turnover in 2001 from 29.6% in 2000 as a result of several factors, including: a relative increase in sales in the Japanese shops-in-shop, which operate under a variable rent structure; the decline in retail sales in certain markets, especially in the United States; and the opening of new DOS which in 2001 had not yet reached their full revenue potential.

General and administrative expenses declined in absolute and relative terms (11.7% of revenues in 2001; 12.2% in 2000). Throughout 2001, management maintained strict cost control, and following September 11 moved aggressively to reduce discretionary expenses and where necessary to reduce the number of employees. In reaction to the difficult economic circumstances in the United States, Gucci America eliminated approximately 140 administrative and sales associate positions in late 2001. In addition, in accordance with the Company’s policy not to pay management bonuses in years when the Group’s budgeted revenues and profits are not achieved, no bonuses were paid in 2001, which resulted in a reduction in G&A expenses compared to 2000.

Communication expenses were € 100.2 million (5.9% of revenues) in 2001, compared to € 102.2 million (6.3% of revenues) in 2000. Selling expenses (mainly wholesale distribution and showroom expenses) declined modestly in 2001 owing to cost control.

Operating Profit

Gucci Division operating profit before goodwill amortization climbed to an historical high of € 518.3 million (30.5% margin) in 2001 from € 439.9 million (27.0% margin) in 2000, which constitutes an exceptional performance under the trying economic circumstances and which owed to the 320 basis point increase in the gross margin and the aforementioned control of costs.

Gucci Fashion and Accessories generated exceptional profitability in 2001 as the operating profit before goodwill amortization advanced to € 461.2 million (30.1% of revenues) from € 357.8 million (24.8% of revenues) in 2000. The outstanding results stemmed from the higher gross margin as well as operating leverage. At Gucci Timepieces, the operating profit before goodwill amortization was € 59.4 million, compared to € 83.0 million in 2000. Owing to the aforementioned decline in sales and the lower gross margin, Gucci Timepieces posted a decline in operating profitability (28.8% before goodwill amortization in 2001, compared to 36.4% in 2000).

Goodwill amortization at the Gucci Division was € 34.2 million in 2001, compared to

€ 15.9 million in 2000. At Gucci Fashion and Accessories, goodwill amortization rose to € 26.6 million in 2001 from € 9.5 million in 2000 principally as a result of the acquisition of the women’s ready-to-wear production activity in late 2000 and the joint venture with FJ Benjamin. Goodwill amortization at Gucci Timepieces was € 7.7 million in 2001, compared to € 6.3 million in 2000.

After amortization of goodwill, Gucci Division operating profit was € 484.1 million (28.5% of revenues) in 2001, compared to € 424.0 million (26.0% of revenues) in 2000. At Gucci Fashion and Accessories, the operating profit advanced 24.8% to € 434.6 million (28.4% of revenues) in 2001 from € 348.3 million (24.2% margin) in 2000, while at Gucci Timepieces the operating profit stood at € 51.7 million (25.1% margin) in 2001 versus € 76.7 million (33.7% margin) in 2000.

Yves Saint Laurent

2001 was a year of tremendous progress for Yves Saint Laurent. First and foremost, Creative Director Tom Ford presented Spring/Summer and Fall/Winter collections that received strong critical acclaim from the press and trade, praise which helped spark consumer demand, particularly in the second half of 2001. Second, management gained further control of the brand, reducing the number of license contracts to 15 from 62, while simultaneously increasing the number of directly-operated stores to 43 from 27 and rolling out shops-in-shop in leading department and specialty stores in key US and European locations. Third, Yves Saint Laurent spent heavily on product development and communication, investments which expanded the breadth of the collections and increased brand visibility. Finally, Yves Saint Laurent further integrated into the Group structure, improving production, sourcing and systems, progress which also underpinned the company’s ability to offer larger collections as well as improve delivery times.

Revenues

Sales (excluding royalties) increased markedly in 2001 owing to the strong collections, the expanded distribution network and the improved structure. Retail sales advanced 37.9% to € 47.4 million. More significantly, Rive Gauche retail sales (which excluded sales of terminated lines, namely the diffusion Variation line) increased 92.3% in 2001. Demand for Rive Gauche was especially strong in the second half of 2001 as retail sales increased 122.8% in the third quarter and 192.1% in the fourth quarter. Wholesale sales were

€ 32.3 million in 2001, compared to € 35.5 million in 2000. However, Rive Gauche wholesale sales advanced 60.6% in the year, with third and fourth quarter growth especially strong, 56.4% and 88.6%, respectively. The decline in royalty income to € 21.4 million in 2001 from € 35.6 million in 2000 resulted from management’s decision to dramatically reduce the number of license contracts.

Overall sales of Rive Gauche ready-to-wear increased 55.0% to € 60.0 million in 2001, with growth in the second half having reached 51.7%. The substantial rise in accessory sales to € 19.7 million in 2001 from € 4.8 million in 2000 owed to excellent performance from both shoes and handbags, particularly in the latter half of 2001.

Profitability

The gross profit was € 54.6 million (54.0% of revenues) in 2001, compared to € 72.9 million (69.0% of revenues) in 2000. Lower royalty income resulted in the absolute and relative decline in gross profit in 2001, a development management had anticipated following its decision to terminate license contracts.

The operating loss before goodwill and trademark amortization, € 76.4 million in 2001 compared to € 17.0 million in 2000, was below management’s expectation and owed to the strong retail sales growth achieved in late 2001. Management had planned substantial losses in 2001 due to the decision to invest heavily in communication, product development and distribution, which it considers drivers for Yves Saint Laurent’s future success. In 2001 communication expenses and design and development cost were € 32.6 million (32.2% of revenues) and € 27.3 million (27.0% of revenues), respectively.

YSL Beauté

Revenues

YSL Beauté revenues declined 9.4% on a constant currency basis to € 518.5 million in 2001 from € 584.2 million in 2000.

The fall in sales owed to several factors. First, economic recession in the United States led department and specialty stores to reduce inventory, and therefore orders, to the prestige fragrance and cosmetics industry. Second, the events of September 11 further weakened consumer demand in the US and dramatically reduced tourism, which further lowered sales in the US and sales in the travel and duty-free channels, particularly in Asia and the Middle East. Third, YSL Beauté eliminated image-damaging and unprofitable promotional activity: promotional and “gift-with-purchase” sales fell by approximately 30% in 2001. Finally, management continued to reduce points of sale in order to enhance the quality of distribution and create the platform of future revenue growth, particularly at Yves Saint Laurent: total points-of-sale numbered approximately 16,800 in January 2002, compared to approximately 22,200 in January 2001.

Sales in Europe declined 1.6% on a constant currency basis to € 326.8 million, as a result of difficult trading conditions and notwithstanding good performance from Roger & Gallet and Yves Saint Laurent make-up. Sales in the United States declined 25.2% on a constant currency basis to € 76.3 million owing to reduced inventory at retail and the radical reduction in points of sales for Yves Saint Laurent (doors in the United States numbered fewer than 1,800 at the end of 2001, compared to more than 5,500 at the beginning of the year). Sales in Japan declined 5.7% on a constant currency basis to 32.4 million, also affected by the policy to close doors to enhance the quality of distribution. Sales in non-Japan Asia declined 21.2% on a constant currency basis to € 12.8 million, principally owing to lower travel and duty-free sales. Sales in the rest of the world – which includes duty-free and export sales to the Americas and the Middle East - declined 20.2% on a constant currency basis to € 68.0 million, also primarily as a result of lower travel and duty-free sales.

Yves Saint Laurent Fragrances, Cosmetics and Skincare

Yves Saint Laurent sales declined 7.7% on a constant currency basis to € 369.8 million in 2001 from € 411.9 million in 2000.

•      Women’s fragrances: Notwithstanding the launch of Nu in October 2001, sales of Yves Saint Laurent women’s fragrance declined in 2001. The reasons for this included, first, the difficult trading environment in the US and in the travel and duty-free channels; second, management’s decision to eliminate inappropriate points of sale in the US, which particularly affected Opium and Paris sales levels; and third, the decision to reduce communication spend for secondary lines in favor of the core perfumes.

•      Men’s fragrances: Sales of men’s fragrances declined in 2001 owing to the difficult trading conditions and management’s decision to reduce communication spend for Body Kouros in favor of Kouros, the principal Yves Saint Laurent men’s fragrance.

•      Cosmetics: Led by the success of the new line, Ligne Intense, make-up sales advanced 8.9% on a constant currency basis. Skincare turnover increased 0.5% on a constant currency basis supported by the launch of several new body and face care products.

Other Brands Fragrances, Cosmetics and Skincare

In 2001, Roger & Gallet reported sales of € 40.0 million, up 2.1% on a constant currency basis. The toiletries group benefited from good demand for Gardner’s bath and gel and the launch of a new men’s fragrance, L’Homme Essentiel.

Sales from fragrances manufactured and distributed under license (Oscar de la Renta; Van Cleef & Arpels; Fendi) decreased approximately 17% on a constant currency basis. Oscar de la Renta, distributed principally in the Americas, bore the impact of the difficult trading conditions in the United States. Van Cleef & Arpels, which successfully launched a new men’s fragrance, Zanzibar, also suffered from the curtailed distribution in the United States and the poor demand in export markets. Fendi sales increased following the launch of Theorema Uomo.

Profitability

Gross profit reached € 385.4 million (74.3% of revenues) in 2001, compared to € 429.6 million (73.5% of revenues) in 2000. The increase in the margin was due to gross margin strength at Yves Saint Laurent and Van Cleef & Arpels, which itself owed to a change in the product mix towards fragrances (a higher margin category compared to cosmetics), as well as to Euro weakness.

Aggressive cost control, particularly following September 11 and the benefits of the restructuring initiatives undertaken in 2000 allowed YSL Beauté to cut operating expenses to € 351.5 million in 2001 from € 382.7 million in 2000. However, the sharp decline in sales resulted in a relative increase in operating expenses to 67.8% of revenues in 2001 from 65.5% of revenues in 2000.

•      Communication expenses, while reduced in response to lower sales ( € 113.7 million in 2001, compared to € 124.0 million in 2000), increased as a proportion of sales (21.9% in 2001 from 21.2% in 2000). Notably, management increased communication at Yves Saint Laurent to 24.1% of sales in 2001 from 22.6% of sales in 2000, as a result of significantly increased spend for Paris and Kouros, maintained investment for Opium and communication associated with the launch of Nu.

•      Thanks to the reduction in points of sales, particularly in the US market, and cost control, selling expenses declined to € 118.8 million (22.9% of revenues) in 2001 from € 125.5 million (21.5% of revenues) in 2000.

•      Aggressive cost reduction, in combination with the restructuring initiatives taken in 2000, led to a 15.2% decline in general and administrative expenses (which also include samples, MIS and design expenses) to € 68.8 million (13.3% of revenues) in 2001 from € 79.2 million (13.5% of revenues) in 2000.

YSL Beauté’s operating profit before goodwill and trademark amortization was € 33.9 million (6.5% margin) in 2001, compared to € 46.9 million (an 8.0% margin) in 2000. Although the 6.5% margin was a decline on the year 2000 level of profitability and below the company’s initial expectations, management considers the performance to be positive in light of the exceptionally difficult trading environment and the significant reduction in points of sales in 2001. Moreover, management notes that the combined operating margin before goodwill and trademark amortization and central expenses of the core brands (Yves Saint Laurent, Roger & Gallet and Oscar de la Renta) exceeded 10% in 2001, as it did in 2000.

Goodwill and trademark amortization amounted to € 38.2 million in 2001, compared to € 40.5 million in 2000. After goodwill and trademark amortization, YSL Beauté generated an operating loss of € 4.3 million in 2001, compared to a € 6.4 million operating profit in 2000.

Other Operations

In 2001, the Group’s Other Operations included Sergio Rossi, Boucheron, Bédat & Co., Bottega Veneta, Luxury Timepieces Design (“LTD”), Emerging Brands (Stella McCartney, Alexander McQueen and Balenciaga) and certain Industrial Operations. In 2000, the Group’s Other Operations included Sergio Rossi, Boucheron and Bédat & Co. Collectively, the businesses included under Other Operations generated revenues of € 254.6 million in 2001 and € 147.9 million in 2000.

In 2001, Other Operations collectively generated an operating loss before goodwill and trademark amortization of € 41.9 million, principally as a result of losses at Boucheron, Bottega Veneta and the Emerging Brands. The operating loss after goodwill and trademark amortization was € 77.4 million in 2001.

In 2000, Other Operations posted an operating profit before goodwill and trademark amortization of € 14.5 million, thanks principally to profitability at Sergio Rossi. The operating profit after goodwill and trademark amortization was € 0.7 million in 2000.

Sergio Rossi

Sergio Rossi produced solid financial results in 2001. Notwithstanding the difficult economic environment, which led many retailers to curtail orders for luxury items, including footwear, Sergio Rossi achieved nominal revenue growth and maintained solid profitability. In 2001, women’s shoes represented 90.3% of revenues, men’s shoes and accessories the remaining portion of turnover. Retail and wholesale were 35.4% and 64.6%, respectively, of 2001 revenues. Directly-operated stores numbered 31 as of January 31, 2002, compared to 23 as of January 31, 2001. In 2001, Sergio Rossi continued to lay the foundation for its future growth. Important accomplishments included the introduction of a new store concept in Milan, the repurchase of the UK franchise and the construction of a new state-of-the-art production facility.

Boucheron

In 2001, Boucheron undertook numerous initiatives to ensure its rapid revenue growth in the coming years. Among these, the company put in place a management team, including the new creative director, with extensive experience in the prestige jewelry and watch business. In addition, Boucheron began to develop new jewelry and watch lines, including items in the accessibly-priced segments of the market, to launch in 2002. Boucheron has developed a new store format, which it will roll out in 2002 in flagship locations including New York, London, Paris, Milan and Tokyo. Finally, Boucheron benefited extensively from the Group’s infrastructure, having adopted Gucci’s retail system to its DOS network, begun shipping products through the Company’s warehouses and integrated perfume distribution into the YSL Beauté structure in certain markets.

Bottega Veneta

In 2001, Bottega Veneta accomplished a great deal to position itself as a leading prestige leather goods house in the luxury goods industry. New management, including a creative director, joined the company in mid 2001. In a period of less than two months the new team developed and launched fall/winter 2002 lines, reflecting Bottega Veneta’s heritage as an exclusive leather goods house. Management also refurbished many of the company’s directly-operated stores with an interim store design, while having developed an entirely new store concept and having secured locations for flagships in Milan, London and Paris.

Bédat & Co.

In 2001, Bédat & Co. enhanced distribution with the roll-out of doors in Italy and Japan. In 2002, the brand plans to extend distribution to France, Germany, Switzerland and Spain and develop production and distribution synergies with Luxury Timepieces International and Luxury Timepieces Manufacturing.

Emerging Brands

Stella McCartney, Alexander McQueen and Nicolas Ghesquière for Balenciaga each presented strong Spring/Summer 2002 collections at Paris fashion shows in October 2001. In the latter half of 2001, each house also put in place highly qualified management teams and began to use Group production, distribution and logistical resources to build its business. Store locations have been secured for the brands in key cities – Alexander McQueen in New York and Milan; Stella McCartney in New York; while Balenciaga has begun  renovation of its historic Paris flagship. Other major locations are under negotiation. Critical acclaim for the Fall/Winter 2002 collections has led to strong orders from important luxury department and specialty stores, which leads management to expect robust revenue growth for each designer brand in 2002.

Industrial Operations

In order to deepen the Company’s industrial expertise and improve the breadth and quality of certain product categories, the Group acquired a controlling interest in number of small industrial activities in 2001. These included an Italian men’s shoe producer, Calzaturificio Regain, a precious leather tannery, Caravel Pelli Pregiate, and an Italian women’s shoe producer, Paoletti.

Other Items

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 130.2 million, or € 104.5 million net of deferred tax, in 2001, compared to € 90.7 million, or € 68.5 million net of deferred tax, in 2000. The increase owed principally to the purchase in November 2000 of certain assets from Zamasport, Gucci’s former women’s ready-to-wear licensee, acquisitions and partnerships (Bédat & Co.; Bottega Veneta; Di Modolo; Stella McCartney; Alexander McQueen; Balenciaga), the repurchase of certain franchise operations and the acquisition of certain industrial activities. Due to the almost complete amortization of the Zamasport goodwill in 2001 and barring any substantial acquisition, management expects goodwill and trademark amortization to be lower in 2002 compared to 2001.

Net Financial Income

Net financial income was € 88.1 million in 2001, compared to € 160.2 million in 2000. The decline in net interest income owed principally to: a) the steep fall in short-term US interest rates in 2001 which dramatically lowered the yield on the short duration, US Dollar-denominated fixed income securities in which the Group invested its cash; and b) the reduction of the average balance of net cash, which derived from cash outflows for acquisitions and the special US$ 7.00 dividend paid in December 2001 following the settlement of the dispute among the Company, Pinault-Printemps-Redoute S.A. (“PPR”) and LVMH-Moët Hennessy Louis Vuitton (“LVMH”). The yield derived from the cash under management was 4.4% in 2001, compared to 6.9% in 2000.

Restructuring Costs

Net restructuring costs in 2001 were negative € 0.8 million, reflecting the reversal of certain prior period provisions for restructuring, which offset insignificant restructuring costs at the Group’s newly acquired subsidiaries. Restructuring costs in 2000, mainly severance payments at the Yves Saint Laurent companies, were € 96.6 million, or € 62.9 million net of tax.

Taxes

The Group’s effective tax rate was 16.0% in 2001 and included the following salient components: a) a 23.6% effective tax rate on Group operating profit before goodwill and trademark amortization; b) a negative € 9.8 million effective tax on net financial income, which the Group achieved through a low tax rate (approximately 4%) on most interest income and full tax deductibility on interest expense; and c) € 25.7 million of non-cash deferred tax credits on trademark amortization.

Net Income and Net Income per Share

Minority interests, primarily third party interests in Sergio Rossi, Bottega Veneta, the Emerging Brands and certain Gucci retail subsidiaries, were positive € 3.4 million in 2001, as a result of losses at certain recently acquired companies. In 2000 minority interests were € 4.3 million (negative).

Group net income after minority interests was € 312.5 million in 2001, compared to € 366.9 million in 2000.

Liquidiy and Capital Resources

Management believes that the Group’s financial condition, available credit lines as at January 31, 2003 and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for all the Group’s companies and subsidiaries and to finance potential further acquisitions.

Cash Flow Provided by Operating Activities

The Group’s net income for the years 2002 and 2001 was € 226.8 million and € 312.5 million, respectively. Management expects the Company to maintain healthy levels of profitability in the future, but net income levels may fluctuate principally as a result of business trends, changes in interest rates, the Company’s cash and debt positions and potential acquisitions or disposals.

The Group’s funds from operations (defined as net income, plus depreciation and amortization, plus the net loss/gain on the sale of assets, plus the write-down of non-current assets) was € 469.2 million in 2002, compared to € 535.2 million in 2001. The decline was due solely to the lower net income as depreciation increased and amortization was virtually unchanged in 2002 compared to 2001. Management expects modest increases in depreciation in future years owing to the significant investments in fixed assets in 2002.  The level of goodwill and trademark amortization is expected to remain stable in the future barring substantial acquisitions.

The Group’s operating cash flow increased to € 247.3 million in 2002 from € 228.8 million in 2001 owing primarily to significantly lower investment in operating working capital in 2002 (€ 221.9 million) compared to 2001 (€ 306.4 million). The salient points concerning the changes in working capital in 2002 were the following:

•      Inventories: Net inventories increased € 43.3 million to € 472.0 million as of January 31, 2003 (compared to a € 80.4 million increase in 2001). Higher inventories in 2002 resulted primarily from: i) the acquisition of certain small industrial operations; ii) the inventory requirements of new stores; and iii) new product introductions, particularly at Yves Saint Laurent, Boucheron and Bottega Veneta. Gucci Division inventories decreased to € 216.8 million as of January 31, 2003 from € 248.4 million as of January 31, 2002 as a result of management’s decision and ability to adjust product flow and inventory to lower sales. Management believes that inventory levels at each of the Company’s businesses as at January 31, 2003 properly reflected expected short-term business developments, and it does not foresee significant increases in inventories in 2003.

•      Trade receivables: Trade receivables increased € 27.9 million to € 331.8 million as of January 31, 2003 (compared to a € 24.2 million increase in 2001). This owed principally to higher wholesale sales for the Group in fourth quarter 2002 (€ 326.2 million) compared to fourth quarter 2001 (€ 307.8 million). Management believes the level of trade receivables as at January 31, 2003 appropriately reflected the Company’s level of business.

•      Trade payables and accrued expenses: Trade payables and accrued expenses increased by € 36.9 million to € 478.5 million as of January 31, 2003. Trade payables alone increased by € 32.5 million to € 221.8 million as of January 31, 2003 (compared to a € 11.3 million decrease in 2001) owing mainly to the build up of inventories and the renegotiation of certain contracts with the Group’s suppliers.

Overall, management expects working capital to increase in line with Group revenues and does not foresee changes in working capital to constitute a significant drain on the Company’s liquidity in the future.

Cash Flow Used in Investing Activities

Cash used in investing activities was € 362.5 million in 2002, compared to € 552.1 million in 2001.

Purchases of Tangible Assets: The purchase of tangible assets was € 255.6 million in

2002, compared to € 245.9 million in 2001. The total cost of store openings, refurbishment and expansions was € 158.2 million in 2002 ( € 111.4 million in 2001).

Increase in Deferred Charges and Intangible Assets: The increase in deferred charges and intangible assets amounted to € 85.1 million in 2002 ( € 96.1 million in 2001). Investments in intangible assets alone were € 80.2 million in 2002 (€ 91.4 million in 2001). 77.3% of this amount was the purchase of lease rights (“key money”); the remainder was primarily investment in software. Management expects investments in intangible assets to subside in the coming years as the pace of large store openings and expansions slows.

The budgeted investment in tangible and intangible assets in 2003 is approximately € 240 million, € 100 million of which is for store openings, refurbishment and expansions, and € 68.5 million to purchase a property for the Group’s future Japanese headquarters in Tokyo Ginza, which upon completion of construction in 2005 also will house a 10,000 square foot Gucci flagship. The Group has temporarily financed the project primarily through short-term Japanese yen denominated borrowings and is currently exploring alternative long-term financing solutions.

Management notes that the opportunity to buy or lease strategically important real estate for stores may cause actual capital expenditures for 2003 or future years to exceed the budgeted level. Management expects investments in tangible and intangible assets, which should decline in 2003, to further fall in 2004 as most of the expensive stores necessary for the future development of each of the Company’s brands will have opened by the end of 2003.

Acquisitions: The cost of acquisitions in 2002, € 24.9 million, included the purchase of strategically important shoe and jewelry suppliers and the minority interests in Gucci’s Taiwan affiliate. Acquisitions in 2001, for a total consideration of € 220.3 million, were principally for Bottega Veneta and the Emerging Brands (Stella McCartney, Alexander McQueen, Balenciaga). Management may consider other strategic acquisitions in the future, and the cost of any potential acquisition will depend on the size and quality of the business. At present, no significant acquisitions are planned, and management believes that the Group’s business and financial resources should be dedicated primarily to developing sustainable revenue growth and profitability at its current brands. Consequently, in 2003 the Group is less likely to make acquisitions than it was in the preceding three years.

Cash Flow (Used in) Provided by Financing Activities

In 2002, the Group’s financing activities resulted in a € 217.4 million net cash inflow. This inflow resulted primarily from an increase in long-term debt for € 384.9 million, used in part to finance the aforementioned investments in tangible assets. Financing activities in 2002 also included € 50.7 million for the payment of dividends and € 158.5 million to purchase 1,800,595 of the Company’s shares, which the Company plans to use to satisfy the future exercise of employee stock options.

In 2001, the Group’s financing activities resulted in a € 869.8 million net cash outflow. This outflow related primarily to the payment of dividends, € 425.2 million, the reimbursement of long-term debt, € 173.0 million, and investments in long-term financial assets, € 299.4 million, in connection with the letter of credit issued following the settlement of the dispute among the Company, PPR and LVMH.

Cash and Debt

(In millions of Euro)	Jan 31, 2003	Jan 31, 2002	Jan 31, 2001
Cash and cash equivalents	2,934.5	2,964.9	3,350.0
Bank overdrafts and short-term loans	630.5	765.2	120.3
Cash and cash equivalents, net of short-term financial indebtedness	2,304.0	2,199.7	3,229.7
Long-term financial assets	256.1	308.0	0.0
Long-term financial payables	1,202.4	824.4	981.3
Cash and cash equivalents as a percentage of total assets	37.7%	39.8%	49.4%

A significant proportion of Group assets consists of cash and cash equivalents. Cash and cash equivalents amounted to € 2,934.5 million (37.7% of total assets) as at January 31, 2003 and € 2,964.9 million (39.8% of total assets) as at January 31, 2002. A significant portion of the Group’s cash position is the result of a capital increase subscribed by PPR in the amount of US$ 2.925 billion on March 19, 1999.

Cash equivalents include short-term deposits and asset management accounts. As at January 31, 2003 € 1,870.8 million ( € 1,993.4 million as at January 31, 2002) was held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities with acceptable credit quality. As of January 31, 2003, each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue). While a substantial liquid position remains on the Group’s balance sheet, management will continue to seek to maximize after tax cash yield through an efficient fiscal structure, while minimizing the risk profile of the investments. The yield on cash under management was 3.2% (3.0% net of tax) in 2002, 4.4% (4.2% net of tax) in 2001 and 6.9% (6.6% net of tax) in 2000. In connection with the change in the Group’s reporting currency to the Euro from the US Dollar (as of February 1, 2002) and in order to minimize the Company’s foreign exchange risk exposure, management in late 2001 and early 2002 switched most cash management accounts to a Euro-denominated basis from a US Dollar-denominated basis.

During the period 1999 through 2001, the Group made numerous acquisitions that reduced its net cash balance. Nonetheless, as at January 31, 2003 the Group’s available liquid resources exceeded current and expected future cash operating requirements. Management recognizes cash and cash equivalents generate returns significantly inferior to those generated by certain of the Group’s operating assets. In 2002 management reduced the Company’s cash position through the judicious purchases of strategic assets (e.g. real estate, suppliers) as well as the purchase of 1,800,595 of the Company’s own shares. Between February 1 and April 30, 2003, the Company purchased 3,203,987 of its own shares for  a total cost of € 281.6 million. Depending on market conditions, its cash position and Supervisory Board authorization, the Company may again repurchase its own shares.

Notwithstanding the Group’s significant liquidity, management has adopted a policy to maintain a certain level of debt and available credit lines. This policy is designed to ensure sufficient credit availability in the event that the cash and cash equivalents balance is utilized to make significant acquisitions or investments. Management has sought opportunities to borrow funds at low after tax interest rates and reinvest the funds at high after tax interest rates as part of the policy to maximize the Group’s fiscal efficiency.

In addition, management believes that appropriate levels of debt enhance shareholder value through a lower weighted average cost of capital and a shield on taxable income. Accordingly, as of January 31, 2003, the Group has available a € 667 million multi-currency revolving credit facility from which, as of January 31, 2003, it had drawn € 270 million, CHF 132 million, JPY 2 billion and US$ 245 million (a total of € 601.9 million). In addition, in the course of 2002, the Company entered into a number of borrowing transactions, including loans for US$ 50 million, JPY 19 billion and CHF 120 million for general corporate purposes (See Note 10 and Note 12 to the consolidated financial statements). Management will continue to explore the possibilities of debt financing - for both capital investment and acquisitions - in an effort to optimize gearing levels and the Company’s fiscal structure.

Acquisitions

The strategic alliance between Gucci Group and PPR - implemented through the Strategic Investment Agreement (“SIA”), entered into on March 19, 1999 and amended on September 10, 2001 - foresees that the Group utilize funds from the capital increase to PPR to finance acquisitions with the objective to become a multi-brand luxury goods group. The brands the Company thus far has acquired in the context of the SIA are the following:

Company	% Ownership	Acquired in
Balenciaga	91.0	July 2001
Alexander McQueen	51.0	July 2001
Stella McCartney	50.0	April 2001
Di Modolo (LTD)	100.0	April 2001
Bottega Veneta	78.5	February 2001
Bédat & Co.	85.0	December 2000
Boucheron	100.0	June 2000
Yves Saint Laurent	100.0	December 1999
YSL Beauté	100.0	December 1999
Sergio Rossi	70.0	November 1999

In addition to the above-mentioned brands, the Company has acquired a number of real estate assets, industrial activities and franchise businesses with the objective of strengthening its business.

The Company may make further selective acquisitions, and future Group results may vary depending on the nature, number and timing of future acquisitions. However, at present, no significant acquisitions are planned and, consequently, the Group is less likely to make acquisitions than it was in the past.

Commitments and Contingencies

The Company’s total contractual and commercial obligations as of January 31, 2003 totaled € 3,107.4 million (€ 2,300.3 million as at January 31, 2002).

•      Financial debt, including bank overdrafts, short-term loans and long-term payables, was € 1,732.0 million as at January 31, 2003 (€ 1,568.9 million as at January 31, 2002).

•      Operating lease commitments were € 1,044.7 million as at January 31, 2003. Store leases in particular represent a major financial commitment, and the minimum future store lease rentals for contracts with fixed rental payments amounted to € 831.5 million at January 31, 2003 (€ 488.9 million at January 31, 2002). The present value of the minimum store rental payments calculated using current market interest rates was € 677.2 million at January 31, 2003 (€ 411.6 million at January 31, 2002), of which Gucci Division accounted for € 313.2 million at January 31, 2003 (€ 286.9 million at January 31, 2002). A significant portion of the Group’s retail space is rented under lease contracts that provide partially or entirely for variable rent calculated as a percentage of sales. Such rental payments amounted to € 100.1 million in 2002 (€ 99.3 million in 2001).

•      Finance lease commitments, calculated as the present value of minimum lease payments, were € 100.9 million as at January 31, 2003 and reflected on the balance sheet as a liability.

•      Supplier purchase obligations were € 134.5 million as at January 31, 2003 (€ 83.5 million at January 31, 2002)

•      Other commitments, principally the property in Ginza Tokyo were € 95.3 million as at January 31, 2003.

Contractual and commercial obligations

	Payments due by period
(In millions of Euro)	Total	<1 year	2-3 years	4-5 years	>5 years
Financial debt, current and non-current	1,732.0	629.2	748.6	316.2	38.0
Operating leases	1,044.7	127.4	226.0	176.4	514.9
Capital leases	100.9	1.3	2.9	3.7	93.0
Supplier purchase obligations	134.5	72.9	60.1	1.5	0.0
Other Commitments	95.3	85.1	5.4	0.5	4.3
Total contractual and commercial obligations	3,107.4	915.9	1,043.0	498.3	650.2

The Group had certain contingent liabilities and commitments as at January 31, 2003:

•      Letter of Credit: In the context of the Settlement Agreement among Gucci Group, LVMH and PPR, the Gucci Group procured a Letter of Credit for the benefit of shareholders other than PPR and LVMH in the amount of US$ 230.0 million, which will be made available to the “independent” shareholders in the event that PPR fails to consummate an offer to acquire all outstanding shares in accordance with the Restated SIA. The letter of credit is secured by a US$ 245 million of bond classified as a long-term financial asset.

•      Minority shareholders and partnerships: Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company to which that put option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all Put options were exercised on January 31, 2003, the amount payable would have been € 125.3 million. This amount includes the minimum exercise price of certain of the put/call options which the Company may be obligated to pay in the years to come. At January 31, 2003, these minimum commitments totaled € 52.2 million, € 39.0 million of which related to put options expiring by January 31, 2005. (For additional information see Note 20 to the consolidated financial statements).

•      Other commitments: The Company has commitments to purchase certain assets. As at January 31, 2003, these commitments totaled € 95.3 million, € 85.1 million of which are due in 2003 and relate mainly to the acquisition of property in Tokyo Ginza (see Note 20).

Related Party Transactions

In 2002 the Company entered into commercial transactions with parties having interest in Gucci Group N.V. (PPR or minority shareholders of consolidated subsidiaries) These primarily involved wholesale product sales, cooperative advertising purchases, office supplies purchases from PPR-affiliate retailers as well as certain rental of stores and showroom space from minority shareholders. These transactions, conducted on an arm’s length basis, represented less than 0.2% of consolidated revenues and 0.3% of consolidated operating expenses, respectively, in 2002.

Management expects related third party transactions to continue to account for only a nominal portion of Group revenues and costs in future years.

Legal Proceedings

In the ordinary course of its business, the Company is a party to various claims and legal actions (including actions relating to the use of the Company’s trademarks) which the Company believes are routine in nature and incidental to the operation of its business. In the opinion of management, based upon inquiries of counsel and a review of pending litigation matters, including amounts in controversy, the resolution of all such pending claims and actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company, except as described below.

The Company has several outstanding discussions with and assessments by fiscal authorities in various countries. The Company is contesting the assessments and where appropriate, has made related provisions in the financial statements. Management believes that the final results are not likely to have a material adverse effect on the Company’s financial condition or operating results.

Settlement of the LVMH Litigation

In January 1999, LVMH - Moët Hennessy Louis Vuitton (“LVMH”) made an uninvited acquisition of 34.4% of the Common Shares of the Company. On March 19, 1999, the Company entered into a Strategic Investment Agreement (“SIA”) with Pinault-Printemps-Redoute S.A. (“PPR”) pursuant to which the Company issued 39,007,133 Common Shares to Societé Civile de Gestion Financière Marothi (“Marothi”), a wholly owned subsidiary of PPR, in exchange for approximately US$ 3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$ 94.00 per Common Share.

Pursuant to the Settlement Agreement, PPR, LVMH and the Company dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management. The Settlement Agreement provided for the payment of a special cash dividend of US$ 7.00 per Common Share to benefit all Gucci Group shareholders, except PPR. Pursuant to the Settlement Agreement, PPR has agreed to commence the Offer to all holders of Common Shares at a price of US$ 101.50 (the “Offer Price”) per Common Share on March 22, 2004. If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of the Company to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (the “Subsequent Offering Period”) (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended).

PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, but only for so long as the Force Majeure Event exists and the existence of such event is confirmed by a majority of the Independent Directors. The Settlement Agreement defines a Force Majeure Event as any of the following: (1) trading generally shall have been suspended or materially limited on or by, as the case may be, the New York Stock Exchange, Euronext Amsterdam N.V. or the Paris Bourse, (2) trading of any securities of the Company shall have been suspended on any exchange, (3) a general moratorium on commercial banking activities in New York or Paris shall have been declared by either U.S. federal, New York or French authorities, or (4) there shall have occurred a change in the worldwide financial markets or any international calamity or crisis that, in the judgement of at least a majority of the Independent Directors (after consultation with PPR), is so material and adverse as to make it impracticable to commence the Offer, provided that the Independent Directors shall have received the written opinion of an international investment bank to such effect. In the event of the occurrence of an event specified in clause (4) of the Force Majeure Event definition, PPR is only entitled to defer the commencement of the Offer for up to sixty days, and in any case, only for so long as such event exists and is continuing.

LVMH and the Company would have the right to seek monetary damages from PPR if it fails to honor its obligations under the Settlement Agreement. In addition, LVMH and the Company are each entitled to seek specific performance of the agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement. The Settlement Agreement does not confer any rights or remedies upon any person or entity other than Gucci Group, LVMH and PPR.

Under a simultaneously executed Amended and Restated Strategic Investment Agreement among the Company and PPR and Marothi (“Restated SIA”, discussed below), in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which are reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member, the composition of the Strategic and Financial Committee would be three Independent Directors and two PPR Directors and PPR would be prohibited from acquiring additional Common Shares unless it does so  pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

PPR agreed that until the later of the expiration of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Common Shares and (2) 15 million Common Shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the Common Shares on the NYSE and the Amsterdam Stock Exchange.

On December 17, 2001, LVMH sold 11,565,648 Common Shares, representing 11.5% of Gucci’s then outstanding share capital, to Crédit Lyonnais for a purchase price of approximately US$ 89.6381 per Common Share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH no longer beneficially owned any shares of the Company.

The Amended and Restated Strategic Investment Agreement

As noted above (see Settlement of the LVMH Litigation), as part of the settlement, the Company and PPR and Marothi entered into a Restated Strategic Investment Agreement (“Restated SIA”). Apart from reiterating some of the financial features of the Settlement Agreement, the Restated SIA amends the corporate governance provisions of the existing Strategic Investment Agreement.

Restated SIA provides for an equal number of PPR Directors and Independent Directors. Pursuant to a request by PPR, the majority of Independent Directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. The Restated SIA provides that an Independent Director serve as the Chairman of the Supervisory Board (subject to the prior approval of the Strategic and Financial Committee).

Until the consummation of the Offer, the Supervisory Board will be comprised of four Independent Directors and four PPR Directors. Following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of the Company by one member and nominate such additional member following at least 15 days’ notice to the Independent Directors. During such notice period, the Chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the Independent Directors. If the decision is taken to expand the Supervisory Board, a shareholders’ meeting will be noticed promptly and the matter will be submitted to shareholders of the Company for a vote.

The restated SIA provides that the PPR Directors may not vote on any matter as to which a majority of the Independent Directors determine that PPR has a conflict of interest (subject to arbitration by PPR).

The Supervisory Board will continue to maintain the Strategic and Financial Committee, consisting of three PPR Directors and two Independent Directors. The Strategic and Financial Committee will discuss and approve certain matters prior to their submission to the full Supervisory Board for approval, including the Company’s strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company’s capital structure; any amendment to the Company’s Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the Independent Directors and approved by the Strategic and Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any Common Shares except with the prior consent of a majority of the Independent Directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the Common Shares by a third party which offer has been recommended to the Company’s shareholders by the Supervisory Board. After December 31, 2004, PPR may sell or transfer  Common Shares following due consultation with the Independent Directors.

The Restated SIA also includes certain non-competition provisions, assurances of the Company’s independence, a commitment to support the existing manufacturing operations and employee base and a commitment not to solicit Company employees. Before PPR and its affiliates can carry on a competing business in the fashion clothing and luxury goods industry, apart from the activities conducted by the PPR Group as of the date of the Restated SIA, such competing business must first be presented to the Company in accordance with the terms of the Restated SIA.

In the event of sales or transfers by PPR of Common Shares following December 31, 2004, the governance arrangements described above are subject to certain modifications.

The Restated SIA terminates on the earliest of (1) March 19, 2009, (2) such date following the consummation of the Offer such that fewer than the greater of (a) 15% of the then-outstanding Common Shares and (b) 15 million Common Shares are held by shareholders other than PPR and its affiliates, (3) such time prior to March 19, 2009 as PPR consummates a tender offer, other than the Offer, for 100% of the then-outstanding Common Shares, which is recommended to the shareholders by a majority of the Independent Directors and (4) such time as the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof, provided that in such case PPR, the Company and Marothi shall agree to be bound by the initial Strategic Investment Agreement.

Impact of changes in exchange rates

As of February 1, 2002, the Group began to report its financial performance in Euros. Management based its decision to change the Company’s reporting currency to the Euro from the US Dollar on several considerations, including: the advent of the Euro as the legal tender currency in twelve European Union Member States (including Italy and France, the countries in which most of the Group’s products are produced) as at January 1, 2002 and the increase in the proportion of Group revenue and expenses denominated in the Euro resulting from acquisitions made in 1999, 2000 and 2001. Management also believes that reporting in Euros facilitates comparisons to the Company’s publicly-traded competitors which generally report in the currency of their home country, where their products are usually sourced. Management did not apply a retrospective application of the change of the reporting currency as this would have caused an unfair and misleading presentation of prior years’ financial statements. Accordingly, no adjustments relating to prior periods has been made either to the opening balance of retained earnings or in reporting the net profit or loss for the prior periods because existing balances are not recalculated. The Group’s financial statements before January 31, 2002 have been translated from US Dollar to the Euro applying historical exchange rates.

Changes in exchange rates between the Euro and other currencies, particularly the US Dollar and the Japanese Yen, can affect significantly Gucci Group operating results and financial condition. However, management notes the change in the reporting currency to the Euro mitigates foreign exchange risk on the Company’s gross margin and generally reduces gross margin volatility.

•      The Group’s revenues are denominated in many currencies, the most important of which are the US Dollar and related currencies, Euro, Japanese Yen, Swiss Franc and English Pound.

•      For the Gucci Division, own store operating expenses (22.0% of division revenues in 2002) are incurred in local currencies; most production and sourcing costs, with the exception of watches, are in Euros; watch production expenses are incurred primarily in Swiss Francs. For the other brands, most production and operating expenses are in Euros, with the exception of store expenses, which are in local currencies.

•      In 2002, the Group’s revenues in US Dollars, Japanese Yen, Swiss Francs and most non Euro-currencies exceeded expenses in those currencies. By contrast, the Group’s total expenses in Euros exceeded its total revenues in that currency.

Period-to-period changes in the average exchange rate of the Euro against the US Dollar or other currencies can affect the Company’s revenues and operating profits in Euro terms. On the basis of current and planned revenue and expense relationships:

•      depreciation of the Euro relative to non Euro-currencies (in which the Company receives revenues) has a positive effect on revenues and operating profit;

•      appreciation of the Euro relative to non Euro-currencies (in which the Company receives revenues) generally has a negative effect on revenues and operating profit.

Throughout 2002 and as at January 31, 2003, the Company was involved in hedging transactions designed to reduce the short-term impact of currency fluctuations on operating profit resulting from fluctuations in the relationship between the Euro and the principal currencies in which revenues and expenses are denominated, with particular focus on the US Dollar and the Japanese Yen. The hedging transactions normally relate to a period not exceeding twenty-four months and are designed to limit the effect of exchange fluctuations in the period starting when the Company fixes prices for a season and takes orders for the related products and ending when the related sales are completed. Management notes the change in the reporting currency to the Euro simplifies foreign exchange hedging, notwithstanding the Group’s aforementioned need to hedge non Euro-denominated revenues and expenses, principally those denominated in US Dollars, Japanese Yen, Swiss Francs and English Pounds. For the year 2003, management already hedged a substantial proportion of the Group’s expected revenues and costs in these currencies.

Had there been an adverse change in foreign currencies in 2002 defined as a devaluation of the Japanese Yen and the US Dollar of 10% compared to the Euro, the Company’s net income after tax would have decreased by approximately € 90.2 million, excluding the effect of actual hedging transactions which were in place during the year, and increased by approximately € 6.8 million, net of the effect of such hedging transactions.

Other Matters

Seasonality

Gucci Group’s results of operations for a given quarter or half-year are affected by various seasonal influences. Accordingly, results for each quarter or half-year are not necessarily indicative of probable results in other quarters or half-years, and the Group’s net income may vary from one interim period to another interim period. The second half of any year generally displays somewhat greater revenues and profits because of the important Christmas season.

Inflation

Inflation has been relatively low in the Company’s principal markets in recent years. The Company believes that inflation has not significantly affected its revenues or profitability in the last three years.

Significant accounting policies

The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board (IASB). The significant policies the Group uses to prepare its consolidated financial statements and notes in accordance with IAS principles are described in Note 3 to the consolidated financial statements.  Certain of these significant accounting policies require management to make assumptions, which if changed could impact measurably the Group’s financial results as reported in the consolidated financial statements and related notes. The assumptions, which follow principles of prudence and conservatism, are based on numerous considerations, including management’s expectations of the performance of the Group’s companies, suppliers and customers, business trends in the luxury goods industry and macro-economic developments.

Some of the Group’s significant accounting policies include:

Valuation of Inventory

Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail or average cost method for retail inventories and the average cost method for production and wholesale inventories. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at markdown value.

Valuation of Trademarks and Goodwill

The trademark of an acquired business is valued using discounted cash flow analysis. The goodwill of an acquired business is valued as the difference between the purchase price and the fair value of the identifiable net assets of that business at the date of acquisition. In accordance with the SEC’s interpretation of International Accounting Standards, in 2001 and previous years goodwill and trademark amortization was calculated applying a maximum 20-year useful life to the goodwill and trademarks.

The Group follows IAS 36 in assessing potential impairment of goodwill or trademarks. Goodwill and trademarks are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Accounting for Hedging

The Company has a policy to hedge the foreign exchange risk associated with the translation of future anticipated foreign currency denominated revenues and expenses. This hedging permits the Group to reduce the volatility of its prices and consequently of its gross and operating margins by ensuring that the exchange rates at which foreign currency revenue and expenses are reported are similar to those planned when prices are fixed (normally six to nine months before the products are sold).

Hedges normally are made by acquiring derivative instruments, such as forward contracts and options, which expire during the period in which the hedged revenues and expenses are expected to occur. The Group normally acquires such instruments for a notional value which is somewhat less than the total expected revenues and expenses. However, if actual revenues or expenses are lower than the hedged amounts, the Company may incur gains or losses from the recognition of the fair value derivative instruments.

Reconciliation of IAS with  U.S. GAAP

Under IAS Gucci Group N.V. reported net income of € 226.8 million in 2002, € 312.5 million in 2001 and € 336.9 million in 2000. Under U.S. GAAP, Gucci Group would have reported net income of € 379.5 million in 2002, € 199.3 million in 2001 and € 441.8 million in 2000.

The Company’s consolidated financial statements are prepared in accordance with IAS. The most significant differences between IAS and U.S. GAAP for 2002, 2001 and 2000 which affected net income are generated by: the different accounting treatments associated with goodwill and trademark amortization; restructuring charges; non-cash compensation expense; fiscal benefits arising from the exercise of stock options; the gains/losses on derivative instruments entered into to cover the exchange risk on anticipated future transactions, deferred taxation related to the elimination of the intercompany profit and construction period store rental expenses. Note 23 to the consolidated financial statements provides a description of these and certain other differences as they relate to Gucci Group and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

The differences between U.S. GAAP and IAS reported net income and shareholders’ equity, as reflected in the reconciliation, owed principally to:

•      In 2002: the differences in the amortization rate for goodwill and trademarks; a change in the intrinsic value of outstanding options; and unrealized exchange gains on hedge transactions.

•      In 2001: the differences in the amortization rate for goodwill and trademarks; and the US$ 7.00 reduction in the exercise price of options following the Settlement Agreement among Gucci Group, PPR and LVMH.

Some of the most significant differences between IAS and U.S. GAAP include the accounting treatments for the following items:

Impairment of Indefinite Life Assets

Effective February 1, 2002 the Group adopted the full provisions of new U.S. GAAP accounting principle FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset (“Indefinite-Lived Asset”) under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most successful luxury brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, costumers loyalty due to its recognizable attributes), which permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand’s long-term value. The Indefinite-Lived Asset will no longer be amortized but rather tested for impairment annually or when events and circumstances warrant. The Group will reevaluate the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

In accordance with the FAS 142 transition provisions, on February 1, 2002 the Group completed the transition impairment test of its Indefinite-Lived Asset and goodwill comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date and determined that no impairment existed at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were based on five year business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating mar-gin assumption until the end of the five-year period. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses’ free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation.

Using the methodologies consistent with those applied for its transitional impairment test performed, the Group completed its annual impairment test for the Indefinite-Lived Asset and goodwill as at January 31, 2003. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from any of the Group’s acquisitions.

Goodwill and trademark amortization

As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Trademark	Useful life
Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

Restructuring charges

In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense

In accordance with FIN 44, the U.S. GAAP reconciliation includes an adjustment to record a non-cash employee compensation expense caused by the US$ 7.00 repricing of in-the-money vested stock options occurred in 2001. This expense in 2001 amounted to € 114.7 million before tax ( € 103.6 million after tax), and was calculated as the total intrinsic value market price minus the strike price of all in-the-money vested employee stock options as of the date of the repricing of the options (December 20, 2001). This repricing was necessary in order to provide treatment to option holders which was equitable and equivalent to that given to shareholders who received the special US$ 7.00 dividend resulting from the settlement agreement with LVMH. In 2002, the change in the intrinsic value of outstanding options was recognized as an increase of compensation expense of € 37.7 million before tax ( € 33.4 million after tax).

The income statement charge resulted from the application of rules contained in FIN 44 and, in management’s opinion, was not representative of the economic substance of the transaction. In particular, it should be emphasized that had employees exercised these in-the-money vested options (as was within their rights) prior to the payment of the US$ 7.00 dividend and then held the shares in order to receive the dividend, the employees would have received exactly the same economic benefit deriving from the re-pricing, and there would not have been any charge to the income statement. However, because the form of the employees’ holding remained stock options (as opposed to shares), the Company was required to recognise additional compensation expense in the U.S. GAAP reconciliation. Management also notes that the expense recorded for U.S. GAAP has no impact on the Company’s cash flow.

In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based Compensation”, the Company accounts for employee stock options under Accounting Principles Board statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense is being recognized over the vesting period of each grant.

Hedging

The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 “Financial instruments: recognition and measurement”, and FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income. Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders’ equity.

On February 1, 2001 the Company adopted FAS 133 and IAS 39 which establish accounting and reporting standards for derivative instruments and hedging activities. Both standards require that all derivatives are recognized as either assets or liabilities on the balance sheet and measured at fair value at each reporting period. On the adoption date, under IAS 39, the Company recorded a gain, net of tax, of € 8.7 million directly in shareholders’ equity related to instruments designed to hedge cash flow fluctuations. Under U.S. GAAP this amount is recorded as an adjustment to Other comprehensive income. Accordingly no reconciling item to net equity as at January 31, 2003 and 2002 was required.

GUCCI GROUP N.V.

Consolidated statements of income

(In thousands of Euro, except per share and share amounts)

	2002	2001(*)	2000(*)

Net revenues	2,544,286	2,565,116	2,461,324
Cost of goods sold	802,007	773,399	751,799
Gross profit	1,742,279	1,791,717	1,709,525
Selling, general and administrative expenses	1,436,420	1,393,123	1,264,452
Goodwill and trademark amortization	126,418	130,209	90,691
Operating profit	179,441	268,385	354,382
Restructuring expenses	—	(750)	96,630
Financial income, net	62,796	88,123	160,256
Other income (expenses), net	(1,257)	10,586	2,038
Income before income taxes and minority interests	240,980	367,844	420,046
Income tax expense	19,286	58,679	48,823
Net income before minority interests	221,694	309,165	371,223
Minority interests	5,060	3,370	(4,298)
Net income for the year	226,754	312,535	366,925
Net income per share of common stock - basic	2.24	3.12	3.67
Weighted average number of shares – basic	101,060,751	100,174,358	99,923,430
Net income per share of common stock - diluted	2.21	3.08	3.61
Weighted average number of shares and share equivalents - diluted	102,422,918	101,524,040	101,590,732

(*)   The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Consolidated balance sheets

(In thousands of Euro)

	2002	2001(*)
Assets
Current assets
Cash and cash equivalents	2,934,578	2,964,907
Trade receivables, net	331,834	328,794
Inventories, net	472,028	450,027
Deferred tax assets	191,219	169,565
Current value of hedge derivatives	110,559	3,179
Other current assets	326,186	281,252
Total current assets	4,366,404	4,197,724
Non-current assets
Long-term financial assets	256,089	307,982
Property, plant and equipment, net	912,497	691,857
Goodwill, trademarks, other intangible assets and deferred charges, net	2,110,015	2,144,233
Deferred tax assets	72,452	64,338
Other non-current assets	63,150	46,852
Total non-current assets	3,414,203	3,255,262
Total assets	7,780,607	7,452,986
Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	630,534	765,158
Trade payables and accrued expenses	478,479	467,123
Deferred tax liabilities and income tax payable	151,750	167,640
Other current liabilities	119,262	143,814
Total current liabilities	1,380,025	1,543,735
Non-current liabilities
Long-term financial payables	1,202,411	824,415
Pension liabilities and severance indemnities	50,831	47,550
Long-term tax payable and deferred tax liabilities	373,159	379,392
Other long-term liabilities	38,182	33,616
Total non-current liabilities	1,664,583	1,284,973
Total liabilities	3,044,608	2,828,708
Minority interests	64,566	65,855
Shareholders’ equity
Share capital	104,688	103,654
Contributed surplus	2,790,401	2,795,369
Retained earnings	968,745	707,515
Treasury stock, at cost	(173,274)	(60,142)
Accumulated other comprehensive income	754,119	699,492
Net result for the year	226,754	312,535
Shareholders’ equity	4,671,433	4,558,423
Total liabilities, minority interests and shareholders’ equity	7,780,607	7,452,986

(*) The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Consolidated statements of cash flows

(In thousands of Euro)

	2002	2001(*)	2000(*)

Cash flow provided by operating activities
Net result for the year	226,754	312,535	366,925
Depreciation	93,950	77,094	59,780
Amortization	148,525	145,585	103,685
Net loss (gain) on sale and write-down of non-current assets	(28)	2	(204)
Changes (net of acquisitions) in:
trade receivables, net	(27,872)	(24,215)	20,105
inventories, net	(43,333)	(80,368)	(34,716)
short-term deferred tax assets	(25,278)	(27,099)	(52,937)
other current assets	(45,014)	(54,855)	31,602
trade payables and accrued expenses	36,870	(34,209)	29,603
income tax payable	(20,161)	18,417	70,542
other current liabilities	(27,879)	(44,477)	44,131
deferred tax	(46,854)	(36,313)	(80,818)
other non-current assets	(13,126)	(7,882)	(3,734)
other non-current liabilities	(9,218)	(15,369)	(14,016)
Cash flow provided by operating activities	247,336	228,846	539,948
Cash flow used in investing activities
Acquisitions	(24,875)	(220,264)	(436,527)
Purchases of tangible assets	(255,578)	(245,869)	(221,965)
Increase in deferred charges and intangible assets	(85,077)	(96,081)	(63,971)
Proceeds from the sale of non-current assets	2,987	10,100	634
Cash flow used in investing activities	(362,543)	(552,114)	(721,829)
Cash flow (used in) provided by financing activities Issuance (repayment) of long-term debt, net	384,891	(173,031)	821,980
Investment in long-term financial assets	—	(299,419)	—
Purchases of treasury shares	(158,499)	—	—
Proceeds from the exercise of stock options and other movements	41,749	27,869	15,950
Dividends	(50,709)	(425,243)	(49,029)
Cash flow (used in) provided by financing activities	217,432	(869,824)	788,901
Increase (decrease) in cash, net of short-term financial indebtedness	102,225	(1,193,092)	607,020
Effect of exchange rates on cash (short-term financial indebtedness), net:
Exchange effects arising from translation	4,984	(35,118)	25,762
Exchange effects arising from change to Euro	—	206,510	123,435
Cash (short-term financial indebtedness) from acquired companies, net	(2,914)	(8,297)	17,352
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,199,749	3,229,746	2,456,177
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	2,304,044	2,199,749	3,229,746

	2002	2001(*)	2000(*)
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,934,578	2,964,907	3,350,030
Bank overdrafts and short-term loans	(630,534)	(765,158)	(120,284)
Cash and cash equivalents, net	2,304,044	2,199,749	3,229,746

Supplemental disclosures of cash flow information:

	2002	2001(*)	2000(*)
Cash paid during the period:
Interest expense	52,161	68,788	44,648
Income taxes	121,157	106,508	57,071
Cash flow from interest received	122,274	163,055	207,519

Assets and liabilities in the businesses acquired were as follows:

	2002	2001	2000

Fixed assets	743	16,205	43,454
Trade receivables	5,691	19,287	17,721
Inventories	1,675	7,717	61,096
Trade payables	(2,857)	(22,894)	(30,100)
Other liabilities, net	(3,205)	(49,038)	(17,048)
Cash (short-term indebtedness), net	(2,914)	(8,297)	17,352
Financial payables	—	(2,805)	(1,865)
Effects of changes in exchange rates	616	4,693	467
	(251)	(35,132)	91,077
Goodwill and trademarks, net of deferred taxes	29,721	281,073	366,466
Cost of acquisitions	29,470	245,941	457,543
Amount paid	24,875	220,264	436,527
Amount to be paid as at the year end	4,595	25,677	21,016

(*) The Cash flows were converted from US Dollar to Euro using the average exchange rate of the respective year except for cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders’ equity and comprehensive income

(In thousands of Euro, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 2000	99,748,458	103,583	2,789,417	492,584	(104,070)	348,633	313,684	3,943,831
Appropriation of result for 1999	—	—	—	270,964	—	—	(270,964)	—
Dividends	—	—	—	—	—	—	(47,835)	(47,835)
Shares issued for option exercise	69,812	71	4,640	—	—	—	—	4,711
Shares released from treasury for options exercise	260,479	—	1,128	—	12,398	—	—	13,526
Other	16,456	—	(3,055)	—	782	—	—	(2,273)
Net income for 2000	—	—	—	—	—	—	366,925	366,925
Foreign currency adjustments (net of tax of (1.0) million)	—	—	—	—	—	(59,684)	—	(59,684)
Comprehensive income	—	—	—	—	—	—	—	307,241
Exchange effects arising from change to Euro	—	—	—	—	—	201,582	5,115	206,697
Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—	312,225	—	—	(312,225)	—
Dividends	—	—	—	(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997	—	30,028	—	—	33,025
Other	14,723	—	242	(2,852)	720	256	—	(1,634)
Net income for 2001	—	—	—	—	—	—	312,535	312,535
Other comprehensive income:
• Hedging reserve:
Opening	—	—	—	(926)	—	9,359	—	8,433
Movements	—	—	—	—	—	(16,918)	—	(16,918)
• Fair-value reserve	—	—	—	—	—	(2,388)	—	(2,388)
• Foreign currency adjustments (net of tax of (1.1) million)	—	—	—	—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	-	(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—	—	—	—	—	196,929
Exchange effects arising from change to Euro	—	—	—	—	—	323,385	4,259	327,644
Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for options exercise	1,294,274	—	(3,458)	—	44,747	—	—	41,289
Shares repurchased	(1,800,595)	—	—	—	(158,499)	—	—	(158,499)
Other	11,229	1,026	(1,904)	(596)	620	—	—	(854)
Net income for 2002	—	—	—	—	—	—	226,754	226,754
Other comprehensive income:
• Hedging reserve	—	—	—	—	—	106,581	—	106,581
• Fair-value reserve	—	—	—	—	—	5,207	—	5,207
• Foreign currency adjustments
(net of tax of Euro 7.7 million)	—	—	—	—	—	(57,161)	—	(57,161)
Total other comp- rehensive income	—	—	—	—	—	54,627	—	54,627
Comprehensive income	—	—	—	—	—	—	—	281,381
Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433

(*) The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:

• “Share capital” and related movements by multiplying the number of shares issued by the nominal value of € 1.01;

• Balances other than “Share capital” as the aggregate amount of:

• The balances as at January 31, 1999 translated using the exchange rate at that date, and

• The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:

• “Net income of the period” using the respective period average exchange rate,

• “Shares issued to PPR” on March 19, 1999 using the exchange rate on that date,

• “Appropriation of the result” using the prior period average exchange rate,

• “Dividends” using the exchange rate on the due date of the respective payments,

• all other movements using each period’s average exchange rate.

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

Notes to the consolidated financial statements

(1) Activities of the Group

Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major market throughout the world and also distributes products to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2) Acquisitions

During the period ended January 31, 2003 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the quota held by the minority shareholder in the Joint Venture established in the past in Taiwan for a total consideration of € 29.5 million.

In February 2001, the Group acquired 66.7% of Bottega Veneta B.V. (“Bottega Veneta”) through both a capital increase and the purchase of shares from the shareholders. In July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta, raising its interest in Bottega Veneta to 78.5%. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

In April 2001, the Group acquired 50% of the shares of Stella McCartney Ltd which develops, produces and sells ready-to-wear and accessories, designed by Stella McCartney and bearing the Stella McCartney brand. The Group has the right to nominate 50% of the members of the Board including the President who has a casting vote in the event of any deadlock. Accordingly, Stella McCartney Ltd is consolidated on a line-by-line basis.

In July 2001, the Group acquired 51% of Birdswan Ltd which develops, produces and sells ready-to-wear and accessories designed by Alexander McQueen and bearing the Alexander McQueen brand.

In July 2001, the Group acquired 91% of Balenciaga S.A. (“Balenciaga”). Balenciaga sells luxury women’s ready-to-wear and leather accessories under the Balenciaga brand.

In 2001 the Group made other smaller acquisitions including franchisees in Spain, Australia and Japan, the Swiss watch design and manufacturing company Di Modolo Associates S.A., as well as several Italian shoe and leather production facilities.

The total cost of all acquisitions during the period ended January 31, 2002, including professional fees and ancillary costs, was approximately € 245.9 million.

The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amounts of € 29.7 and € 239.5 million, as of January 31, 2003 and January 31, 2002, respectively has been recorded as goodwill, which will be amortized over 20 years.

(3) Summary of significant accounting policies

The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board.

The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Reporting currency

Starting from February 1, 2002, the Group adopted the Euro as its reporting currency. This change is justified by the Euro’s introduction on January 1, 2002, and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001.

The comparative balances previously reported in prior period US Dollar denominated consolidated financial statements have been translated by applying the following criteria:

•      assets and liabilities have been translated at the closing € /US$ rate at the date of the balance sheet (€ /US$ 0.8637);

•      equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders’ equity and comprehensive income;

•      income statement items have been translated by applying the exchange rate that approximates the average €/US$ exchange rate for the relevant period (€/US$ 0.8908 and €/US$ 0.9176 in 2001 and 2000, respectively);

•      exchange differences resulting from this translation have been recognized directly in equity as a movement of the “Accumulated other comprehensive income” reserve;

•      consolidated statements of cash flows have been translated by applying the exchange rate that approximates the average € /US$ exchange rate for the relevant period.

Consequently, the prior period consolidated financial statements show the same trends and ratios as previously reported.

Principles of consolidation

The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

The balance sheets of subsidiaries denominated in foreign currencies are translated into Euro using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash and cash equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and payables

Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in Foreign currency adjustments (see Note 14).

Inventories

Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail cost methods for retail inventories and average cost method for production and wholesale inventories.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at mark-down value.

Property, plant and equipment

Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease.

The applicable depreciation rates are as follows:

Buildings	2% - 6%
Plant and production equipment	7% - 18%
Furniture and fixtures	10% - 20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10% - 22%

Land is not depreciated.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, trademarks, other intangible assets and deferred charges

Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired businesses at the date of acquisition and is expensed over its estimated useful life using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Pension liabilities and severance indemnities

Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Derivative financial instruments

The Group enters into derivative financial transactions as hedges. The related financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities (“Fair value hedge”) or as a hedge of forecasted transactions (“Cash flow hedge”). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, “Hedging reserve”. Amounts deferred in the Hedging reserve and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

All outstanding derivatives at January 31, 2003 and 2002 qualified for hedge accounting.

The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Long-term financial assets

The Company owns financial assets, which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as “Available-for-sale”.

All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, “Fair value reserve”, until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

Stock options

Upon the grant of the options no effects are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the average value of treasury shares is recorded as a change in contributed surplus.

In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Income taxes

The provision for current income taxes is based on estimated taxable income.

Deferred income taxes are provided, using the liability method, to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net income per share

Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares [i.e. employee stock options].

Recognition of revenues

Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues.

Store opening/closing costs

Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rents paid during the construction period of new retail stores, which are capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to income.

Shipping & Handling costs

Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication expenses

Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative advertising programs

Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring expenses

Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional information

The companies included in the consolidated financial statements at January 31, 2003 are listed in Note 25.

The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each subsidiary at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

Fiscal years of the Group ended on January 31, 2003, 2002 and 2001.

All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

Amounts included in the financial statements and notes are stated in thousands of Euro except percentages and net income per share and share amounts and where otherwise noted.

All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4) Segment information

The Group has five operating segments: Gucci Division [excluding Gucci Timepieces], Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent perfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci and Boucheron brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

The 2000 and 2001 segment information previously published in US Dollars have been translated to Euro applying the average exchange rate and the year end exchange rate to the income statement and balance sheet items, respectively. Previously reported capital expenditures were translated from US Dollar to Euro using the average exchange rate of the respective year.

The following table presents information about the Company by segment of activity:

	2002	2001	2000

Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,382,690	1,512,798	1,417,605
Revenues from other segments	13,527	18,087	22,789
Total revenues	1,396,217	1,530,885	1,440,394
Operating profit before goodwill amortization	402,867	461,213	357,810
Goodwill amortization	8,433	26,573	9,537
Operating profit after goodwill amortization	394,434	434,640	348,273
Depreciation	59,241	53,113	45,840
Assets	1,080,778	1,028,202	773,821
Liabilities	261,803	229,128	258,952
Capital expenditures	94,186	201,811	140,102
Assets value of capital leases stipulated during the year	49,629	—	22,112

Gucci Group Watches(1)
Revenues from external customers
Gucci	153,862	186,084	208,182
Other Brands	29,565	30,213	10,562
Total revenues from external customers	183,427	216,297	218,744
Revenues from other segments	24,796	19,999	19,743
Total revenues	208,223	236,296	238,487
Operating profit before goodwill amortization	36,661	55,144	83,887
Goodwill amortization	13,714	12,556	6,538
Operating profit after goodwill amortization	22,947	42,588	77,349
Depreciation	4,417	3,999	2,086
Assets	387,465	384,396	336,390
Liabilities	71,303	54,307	50,561
Capital expenditures	23,617	8,472	21,495

(1) The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

	2002	2001	2000

Yves Saint Laurent
Revenues from external customers	145,792	101,054	105,473
Revenues from other segments	40	93	218
Total revenues	145,832	101,147	105,691
Operating (loss) before goodwill and trademark amortization	(63,653)	(76,375)	(17,055)
Goodwill and trademark amortization	23,102	22,301	20,482
Operating (loss) after goodwill and trademark amortization	(86,755)	(98,676)	(37,537)
Depreciation	12,720	8,095	5,813
Assets	600,113	520,434	530,910
Liabilities	78,377	117,002	122,549
Capital expenditures	59,236	45,241	17,125
Assets value of capital leases stipulated during the year	23,661	—	—

YSL Beauté
Revenues from external customers	547,948	516,481	583,420
Revenues from other segments	1,779	2,026	779
Total revenues	549,727	518,507	584,199
Operating profit before goodwill and trademark amortization	38,646	33,901	46,930
Goodwill and trademark amortization	41,096	38,205	40,539
Operating profit (loss) after goodwill and trademark amortization	(2,450)	(4,304)	6,391
Depreciation	18,282	14,878	11,668
Assets	1,061,993	1,071,763	1,048,289
Liabilities	214,810	199,804	235,810
Capital expenditures	24,874	20,623	14,372

	2002	2001	2000

Other Operations(2)
Revenues from external customers	284,429	218,486	136,082
Revenues from other segments	32,670	5,509	1,747
Total revenues	317,099	223,995	137,829
Operating profit (loss) before goodwill and trademark amortization	(75,023)	(37,282)	14,135
Goodwill and trademark amortization	40,073	30,574	13,595
Operating profit (loss) after goodwill and trademark amortization	(115,096)	(67,856)	540
Depreciation	16,013	7,839	3,940
Assets	1,090,208	898,291	464,857
Liabilities	192,159	101,976	64,513
Capital expenditures	122,739	48,827	4,827
Assets value of capital leases stipulated during the year	16,397	—	—

Corporate
Operating costs	(33,920)	(35,577)	(38,997)
Depreciation	5,384	4,546	3,427
Assets	280,146	244,921	210,432
Liabilities	261,666	314,297	221,072
Capital expenditures	33,313	16,976	88,015

Elimination
Revenues from other segments	(72,812)	(45,714)	(45,276)
Operating loss (profit) before goodwill and trademark amortization	281	(2,430)	(1,637)
Operating loss (profit) after goodwill and trademark amortization	281	(2,430)	(1,637)
Assets	(323,133)	(232,309)	(147,969)
Liabilities	(393,364)	(324,411)	(255,207)

(2) The Other Operations segment includes revenues from operations which individually are not material to the Group.

	2002	2001	2000
Consolidated
Revenues from external customers	2,544,286	2,565,116	2,461,324
Operating profit before goodwill and trademark amortization	305,859	398,594	445,073
Goodwill and trademark amortization	126,418	130,209	90,691
Operating profit after goodwill and trademark amortization	179,441	268,385	354,382
Depreciation	116,057	92,470	72,774
Segment assets	4,177,570	3,915,698	3,216,730
Unallocated assets	3,603,037	3,537,288	3,561,559
Consolidated total assets	7,780,607	7,452,986	6,778,289
Segment liabilities	686,754	692,103	698,250
Unallocated liabilities	2,357,854	2,136,605	1,630,435
Consolidated total liabilities	3,044,608	2,828,708	2,328,685
Capital expenditures	357,965	341,950	285,936
Assets value of capital leases stipulated during the year	89,687	—	22,112

As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

As of February 1, 2003 the Boucheron fragrance operation will be integrated with YSL Beauté. After the integration YSL Beauté will manage all Boucheron’s perfume’s worldwide activities, including marketing, distribution and coordination of the international subsidiaries and distributors. In order to facilitate the comparison with the future performance of the YSL Beauté and Other Operations segments, the segment information is set out below as if the integration had occurred on February 1, 2001:

	2002	2001
YSL Beauté
Revenues from external customers	598,792	569,379
Revenues from other segments	236	189
Total revenues	599,028	569,568
Operating profit before goodwill and trademark amortization	38,280	31,134
Goodwill and trademark amortization	52,303	49,385
Operating (loss) after goodwill and trademark amortization	(14,023)	(18,251)
Depreciation	18,956	15,610
Assets	1,305,817	1,308,985
Liabilities	218,978	214,285
Capital expenditures	24,874	20,263

Other Operations
Revenues from external customers	233,585	165,588
Revenues from other segments	32,172	5,409
Total revenues	265,757	170,997
Operating (loss) before goodwill and trademark amortization	(74,658)	(34,515)
Goodwill and trademark amortization	28,866	19,394
Operating (loss) after goodwill and trademark amortization	(103,524)	(53,909)
Depreciation	15,339	7,107
Assets	831,989	664,867
Liabilities	173,598	91,293
Capital expenditures	122,729	48,827
Assets value of capital leases stipulated during the year	16,397	—

The following table presents information about the Company by geographic area:

	2002	2001	2000
United States
Revenues from external customers	521,203	542,815	585,714
Assets	535,237	452,452	313,894
Capital expenditures	81,947	82,408	74,791
Assets value of capital leases stipulated during the year	83,184	—	—
Italy
Revenues from external customers	338,075	337,577	309,027
Assets	1,024,229	941,581	629,078
Capital expenditures	102,409	83,666	99,160
Assets value of capital leases stipulated during the year	6,503	—	22,112
France
Revenues from external customers	247,991	236,792	224,138
Assets	1,968,636	2,063,754	1,919,317
Capital expenditures	49,804	37,509	23,333
Rest of Europe
Revenues from external customers	496,396	466,747	439,805
Assets	888,938	888,007	609,495
Capital expenditures	84,373	100,113	57,575
Japan
Revenues from external customers	503,138	519,193	434,931
Assets	212,177	209,240	162,503
Capital expenditures	27,458	22,654	10,743
Rest of Asia
Revenues from external customers	307,750	330,061	322,007
Assets	116,484	125,481	116,919
Capital expenditures	11,746	15,455	20,277
Rest of world
Revenues from external customers	129,733	131,931	145,702
Assets	7,921	8,775	8,590
Capital expenditures	228	145	57
Elimination
Assets	(576,052)	(773,592)	(543,066)

	2002	2001	2000
Consolidated
Revenues from external customers	2,554,286	2,565,116	2,461,324
Segment assets	4,177,570	3,915,698	3,216,730
Unallocated assets	3,603,037	3,537,288	3,561,559
Consolidated total assets	7,780,607	7,452,986	6,778,289
Capital expenditures	357,965	341,950	285,936
Assets value of capital leases stipulated during the year	89,687	—	22,112

Assets in France and in Italy include € 1,383.0 million and € 275.8 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(5) Inventories, net

Inventories, net of allowances for excess and obsolete items, at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Finished goods	333,919	330,263
Work in progress	29,054	28,783
Raw materials	109,055	90,981
Inventories, net	472,028	450,027

(6) Other current assets

Other current assets at January 31, 2003 and 2002 consisted of the following:

	2002	2001

VAT & other taxes	149,029	114,683
Prepaid expenses	88,468	74,902
Prepaid tax	30,924	25,881
Other	57,765	65,786
Other current assets	326,186	281,252

(7) Property, plant and equipment, net

Property, plant and equipment, net, at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Land	131,724	132,341
Buildings	318,493	159,018
Plant and production equipments	91,541	66,185
Furniture and fixtures	109,617	96,077
Leasehold improvements	320,077	261,021
Electronic office machines	54,390	51,239
Construction in progress	47,237	51,967
Other	25,368	26,433
Property, plant and equipment, gross	1,098,447	844,281
Accumulated depreciation	(185,950)	(152,424)
Property, plant and equipment, net	912,497	691,857

Land and Buildings include € 17.3 million for the new headquarter of Gucci Group Watches division in Neuchatel (Switzerland), for which a lease with option to purchase was signed during this year. As it is considered probable that the option will be exercised the asset has been classified as a capital expenditure in 2002.

The movements in property, plant and equipment were as follows:

Cost	2002	2001

Opening balance	844,281	638,054
Additions	362,575	245,869
Acquisitions	540	12,844
Disposals	(44,142)	(63,647)
Currency translation	(64,807)	11,161
Closing balance	1,098,447	844,281

Accumulated depreciation	2002	2001

Opening balance	152,424	127,991
Charge for the year	93,950	77,094
Disposals	(39,052)	(55,154)
Currency translation	(21,372)	2,493
Closing balance	185,950	152,424

Additions include assets leased under capital leases amounting to € 89.7 million and leasehold improvements amounting to € 103.5 million for new stores and store refurbishments and expansions.

As at January 31, 2003 the Company owns assets leased under capital lease with a gross book value of € 132.8 million and accumulated depreciation of € 2.3 million.

(8) Goodwill, trademarks, other intangible assets and deferred charges, net

Trademarks and accumulated amortization at January 31, 2003 and 2002 consisted of the following:

	Gross	2002 Accumulated amortization	Net	2001 Net

Yves Saint Laurent	941,201	143,002	798,199	843,948
Other brands	463,041	64,146	398,895	347,577
Total trademarks	1,404,242	207,148	1,197,094	1,191,525

The movements in trademarks were as follows:

Cost	2002	2001

Opening balance	1,324,463	1,222,414
Acquisitions	—	59,874
Adjustments to prior year value	79,815	—
Currency translation	(36)	42,175
Closing balance	1,404,242	1,324,463

Accumulated amortization	2002	2001

Opening balance	132,938	61,314
Charge for the year	75,099	64,571
Currency translation	(889)	7,053
Closing balance	207,148	132,938

The movements in goodwill were as follows:

Cost	2002	2001

Opening balance	861,275	597,070
Acquisitions	29,721	239,540
Adjustments to prior year value	(58,557)	(3,579)
Currency translation	(3,014)	28,244
Closing balance	829,425	861,275

Accumulated amortization	2002	2001

Opening balance	109,330	46,846
Charge for the year	51,319	65,638
Currency translation	(3,369)	(3,154)
Closing balance	157,280	109,330

Adjustments to prior year value relate primarily to the definitive allocation of the purchase price for Balenciaga and Bottega Veneta acquired during 2001.

Other intangible assets consisted of the following:

	2002	2001

Store lease acquisitions	154,723	121,014
Software	42,523	37,998
Licenses repurchased	62,830	51,428
Other	45,248	39,487
Intangible assets, gross	305,324	249,927
Accumulated amortization	(64,548)	(49,164)
Intangible assets, net	240,776	200,763

The movements in other intangible assets were as follows:

Cost	2002	2001

Opening balance	249,927	147,971
Additions	85,077	96,081
Acquisitions	602	2,812
Disposals	(6,242)	(3,291)
Reclassifications	—	297
Currency translation	(24,040)	6,057
Closing balance	305,324	249,927

Accumulated amortization	2002	2001

Opening balance	49,164	29,343
Charge for the year	22,107	15,376
Disposals	(5,094)	(1,655)
Currency translation	(1,629)	6,100
Closing balance	64,548	49,164

(9) Long-term financial assets

Long-term financial assets on January 31, 2003 consisted of the following bonds:

	S&P Rating	Nominal value*	Fair value Euro	Yield	Expiration date

KFW International Finance	AAA	US$ 245,000	227,921	2.29%	24/01/2005
Dexia Municipal Agency	AAA	Euro 27,175	28,168	4.25%	12/01/2007
			256,089

* In thousands

The KFW International Finance bond is pledged as security for a US$ 230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 14). The Company intends to hold this investment until its maturity, but in the future may choose to use other financial assets as security for the letter of credit.

The Dexia Municipal Agency bond is held in connection with a € 135 million loan repayable in 2006. Under the terms of the loan, the Company is permitted to substitute the bond with another one of similar quality and characteristics.

During the period the movements in long-term financial assets were as follows:

Accumulated amortization	2002	2001

Opening balance	307,982	—
Addition	255,028	302,115
Disposals	(253,038)	—
Change of fair value	3,218	(2,388)
Currency translation	(57,101)	8,255
Closing balance	256,089	307,982

The movements of the period represent the sale of the KFW International Finance bond held as at the end of prior period and the acquisition of a different KFW International Finance bond.

(10) Bank overdrafts and short-term loans

Bank overdrafts and short-term loans at January 31, 2003 and 2002 consisted of the following:

	January 31, 2003			January 31, 2002
Currency	Nominal currency value*	Amount in Euro	Weighted average interest rate	Nominal currency value*	Amount in Euro	Weighted average interest rate

US Dollars	100,482	92,901	1.63%	58,000	67,153	2.10%
Euro	208,863	208,863	3.03%	256,986	256,986	3.61%
Japanese Yen	30,050,245	232,641	0.30%	25,966,000	226,323	0.29%
Swiss Franc	104,483	71,183	1.08%	132,000	89,506	2.05%
Other		24,946			125,190
Total	N/A	630,534	1.63%	N/A	765,158	2.06%

* In thousands

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit lines

On January 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667.0 million expiring on July 21, 2005, subject to the following conditions:

Interest rate per annum
from February 1, 2003 up to July 21, 2003	Libor + 0.275%
from July 22, 2003 up to July 21, 2005	Libor + 0.30%

Commitment fee per annum on the undrawn portion
from February 1, 2003 up to July 21, 2003	0.1375%
from July 22, 2003 up to July 21, 2005	0.15%

The funding is subject to financial covenants as follows:

•                  the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•                  the ratio of Net Financial Indebtedness to Earning Before Interests, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•                  the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

On January 31, 2003, all these covenants were satisfied.

Moreover, Gucci Group N.V is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

At January 31, 2003 the Group had additional available lines of credit, which were not firm commitments, totaling € 619.7 million ( € 529.9 million as at January 31, 2002).

(11) Income taxes

Income tax expense for 2002, 2001 and 2000 was as follows:

	2002	2001	2000

Current	105,236	136,153	151,994
Deferred	(85,950)	(77,474)	(103,171)
Income tax expense	19,286	58,679	48,823

The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2002	2001	2000

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(22.3)%	(14.7)	(18.1)%
Effect of different statutory rates applicable to operating subsidiaries	(10.1)%	(10.7)	(7.0)%
Effect of tax rate changes in France and Italy	—	—	(4.4)%
Non-deductible expenses	1.7%	5.1%	5.2%
Benefit on exercise of stock options	(0.3)%	(0.1)	(0.9)%
Valuation allowance on deferred tax assets for tax losses carried forward	4.6%	1.7%	—
Other	(0.6)%	(0.3)%	1.8%
Effective tax rate	8.0%	16.0%	11.6%

Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2003 and 2002 were related to the following items:

	2002		2001
	Assets	Liabilities	Assets	Liabilities

Inventory	81,705	—	84,655	—
Intangible assets	28,237	331,911	32,944	336,550
Tangible assets	—	10,553	—	13,779
Net operating loss carry-forwards	123,984	—	69,837	—
Accrued compensation expenses	6,251	—	10,508	—
Accrued restructuring expenses	1,000	—	2,857	—
Depreciation and amortization	2,529	14,943	3,891	11,532
Accrued expenses	13,126	—	12,399	—
Non income taxes	1,678	—	7,327	—
Hedging reserve	—	5,190	—	—
Other	5,161	2,394	9,485	1,439
Deferred tax balances	263,671	364,991	233,903	363,300

The total deferred tax balance for net operating loss carry-forwards amounts to € 170,596 ( € 102,839 in 2001) against which a valuation allowance of € 46,612 ( € 33,002 in 2001) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

At January 31, 2003, the Group net operating loss carry-forwards expire as follows:

2004	2,721
2005	7,858
2006	78,444
2007	78,448
2008 and beyond	210,697
Without expiration	102,494
Total	480,662

(12) Long-term financial payables

Long-term financial payables at January 31, 2003 and 2002 consisted of the following:

.	2002										2001
	Floating rate				Yen	Fixed rate Yen	Total loans	Capital leases
	€	CHF	US$	GBP						Total	Total
Due in fiscal year:									(*)
2003	—	—	—	—	—	—	—	—		—	27,659
2004	2,570	1,460	—	1,602	5,419	109,561	120,612	1,383		121,995	119,245
2005	272,045	91,390	226,516	1,602	20,903	15,514	627,970	1,532		629,502	420,905
2006	137,045	1,118	—	1,602	32,515	37,346	209,626	1,817		211,443	203,937
2007	1,365	1,118	—	1,602	—	102,508	106,593	1,934		108,527	47,068
Beyond 2007	—	17,881	—	13,621	—	2,633	34,135	92,962		127,097	—
	413,025	112,967	226,516	20,029	58,837	267,562	1,098,936	99,628		1,198,564	818,814
Other										3,847	5,601
Total										1,202,411	824,415
Weighted average interest rate	3.00%	1.15%	1.94%	4.60%	0.41%	0.83%	1.95%	6.40%		2.33%	2.29%

(*)  Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after January 31, 2003.

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

The carrying value of long-term liabilities approximates fair value.

(13) Pension liabilities and severance indemnities

Pension liabilities and severance indemnities at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Staff leaving indemnities	48,403	41,074
Deferred compensation	2,247	3,659
Other	181	2,817
Pension liabilities and severance indemnities	50,831	47,550

Pension liabilities and severance indemnities at January 31, 2003 and 2002 relate to employees in the following countries:

	2002	2001

Italy	23,480	19,687
France	22,455	19,989
Other	4,896	7,874
Pension liabilities and severance indemnities	50,831	47,550

In Italy staff leaving indemnity is paid to all employees on termination of their employment. Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

The indemnity is an unfunded, but fully provided, liability.

In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2002	2001

Discount rate	5.1%	5.8%
Projected future remuneration increases	3.1%	3.8%
Projected future employee turnover	2-7%	2-7%

The movements in pension liabilities and severance indemnities were as follows:

	2002	2001

Opening balance	47,550	40,802
Accruals for the year	9,195	7,479
Acquisitions	681	1,856
Payments	(5,169)	(2,586)
Currency translation	(1,426)	(1)
Closing balance	50,831	47,550

(14) Shareholders’ equity

Share Capital

The authorized share capital of Gucci Group N.V. amounts to € 228.7 million and is divided into 224,215,247 shares.

On August 8, 2002 the articles of association of Gucci Group N.V. were amended by notarial deed, providing for an increase in par value of shares by € 0.01 to € 1.02. According to the notarial deed, the paid-up share capital was increased by € 1,026,277.03 to € 104,680,257.06. € 1,026,277.03 was debited against Gucci Group’s Contributed Surplus.

Out of the total authorized shares 102,635,643 and 102,627,703 were issued as of January 31, 2003 and 2002, respectively; 2,400,392 and 1,905,300 of these shares were held by the Company in treasury on January 31, 2003 and 2002, respectively.

On July 16, 2002 the Company’s Supervisory Board authorized the repurchase up to 3,500,000 of its outstanding shares.

On January 24, 2003 the Company instructed its bankers to purchase a maximum of 3,500,000 of the Company’s shares at prices not to exceed a defined minimum on the New York and Euronext Amsterdam stock exchanges between January 27, 2003 and April 30, 2003. The repurchased shares will be held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant the Company’s stock option plan. As of April 30, 2003, the Group had purchased 3,454,582 shares.

Dividends

On May 27, 2002, the Supervisory Board approved a dividend of US$ 0.50 per share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 15, 2002, the Company paid the dividend from the result of the year 2001 of US$ 0.50 per share. In 2001 the dividend distributed was US$ 0.50 per share.

Strategic Alliance

On September 10, 2001, the Company, Pinault-Printemps-Redoute S.A. (“PPR”) and LVMH-Moët Hennessy Louis Vuitton (“LVMH”) entered into a comprehensive settlement of the legal actions pending among them on that date.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$ 94 per Common Share. Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$ 101.50 (the “Offer Price”) per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the “Offer Period”). If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

Under a simultaneously executed Amended and Restated Strategic Investment Agreement (“Restated SIA”) among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

Net income per share

The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the year”.

Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items, which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	January 31, 2003	January 31, 2002

Denominator in calculating basic net income per share	101,060,751	100,174,358
Add: In the money options outstanding	6,913,971	5,118,230
Less: Treasury shares*	5,551,804	3,768,548
Denominator in calculating diluted net income per share	102,422,918	101,524,040

* Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

2,474,000 options to purchase shares of common stock with an average strike price of US$ 113.05 were outstanding as at January 31, 2003, but were not included in the computation of diluted net income per share (2,764,800 as at January 31, 2002) because their exercise price was greater than the average market price of the common shares during the year; accordingly, the inclusion of these 2,474,000 options would have been antidilutive in the calculation.

Hedging reserve

The movements in the Hedging reserve account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(7,559)	8,698
Realized change in the value of Cash flow hedges related to transactions completed during the year	(56,806)	(12,860)
Total changes of the fair value of Cash flow hedges during the year	168,577	(4,058)
Tax on changes during the year	(5,190)	—
Currency translation	(493)	661
Closing balance	98,529	(7,559)

Fair value reserve

The movements in the Fair value reserve account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(2,388)	—
Gain on available-for-sale investments sold during the period	(6,886)	—
Change of the fair value of available-for-sale investments during the period	12,093	(2,388)
Currency translation	(107)	—
Closing balance	2,712	(2,388)

Foreign currency adjustments

Movements in foreign currency adjustments account in 2002 and 2001 were as follows:

	2002	2001

Opening balance	(230,410)	(125,677)
Translation of opening net equity and consolidation adjustments	(112,273)	(71,981)
Translation of newly acquired companies	—	(4,701)
Translation of result for the period	(3,219)	(10,619)
Translation of long-term inter-company accounts receivable	58,331	(17,432)
Closing balance	(287,571)	(230,410)

Employee Stock Ownership Plan (ESOP)

The ESOP formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the termination agreement, the Company committed to issue shares to employees. In fulfillment of the commitment 8,644 and 35,920 shares were issued as at January 31, 2003 and in April 2003, respectively. The issuance of these shares has no material impact on the Company’s net income or shareholders’ equity.

(15) Stock option plan

Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. On January 31, 2003, the Group was authorized to grant options from time to time with respect to up to a cumulative total of 17,264,444 common shares (16,014,444 at January 31, 2002).

The Company amended and restated the Incentive Stock Option Plan. With few exceptions, options issued under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan (the New Option Plan) generally were granted at exercise prices equal to or greater than the share price at the time of grant, generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

If the less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), than options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer would convert to Stock Appreciation Rights (SARs), which would convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be determined based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

As at January 31, 2003 the Company did not accrue any provision representing possible such future cash payments, as the conversion of the options into SARs may be confirmed only by the occurrence of future events not within the control of the Company. Had the contingent liability been recorded as at January 31, 2003, it would not have been material.

The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

	2002		2001		2000
	Shares	Weighted average price(*)	Shares	Weighted average price(*)	Shares	Weighted average price(*)
Outstanding at beginning of the year	9,631,803	79.36	9,381,049	83.67	3,448,057	53.77
Granted	1,300,750	88.19	1,044,900	85.43	6,267,800	98.37
Exercised	1,302,214	42.48	612,475	39.63	330,291	50.67
Cancelled	124,740	65.11	181,671	72.35	4,517	62.22
Outstanding at the end of the year	9,505,599	85.68	9,631,803	79.36	9,381,049	83.67
Exercisable at the end of the year	4,741,339	76.18	4,256,263	62.08	3,109,836	57.26
Available for grant at the end of the year based on Shareholders’ authorization	1,449,387	N/A	1,375,397	N/A	738,626	N/A

(*) Amounts in US Dollar

Additional information regarding options at January 31, 2003, was as follows:

	Options outstanding			Options exercisable
Range of exercise price(*)	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price(*)	Number exercisable	Weighted average exercise price(*)

15.00	9,706	33.0	15.00	9,706	15.00
22.00 – 39.94	262,782	60.5	35.48	233,162	35.59
40.63 – 59.63	475,420	67.9	52.91	328,340	50.57
62.50 – 70.91	1,575,216	89.4	68.28	1,393,196	67.90
71.69 – 80.75	1,429,900	89.0	77.77	547,270	77.40
80.76 – 83.00	1,447,325	90.5	82.91	1,313,415	82.97
83.37 – 99.85	1,851,250	104.0	88.21	287,250	88.47
103.00 – 128.00	2,454,000	89.0	113.20	629,000	103.06
Total	9,505,599	N/A	85.68	4,741,339	76.18

(*) Amounts in US Dollar

(16) Net revenues

Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

Royalties related to the following trademarks:

	2002	2001	2000

Gucci	47,615	51,435	43,847
Yves Saint Laurent	12,876	21,429	35,654
Other	3,704	3,612	90
Total	64,195	76,476	79,591

(17) Selling, general and administrative expenses

Selling, general and administrative expenses in 2002, 2001, and 2000 were as follows:

	2002	2001	2000

Store	453,180	432,445	366,459
General and administrative	412,664	403,983	379,914
Communication	289,861	290,651	264,009
Selling	171,389	159,290	158,062
Shipping & Handling	62,472	61,432	56,153
Marketing & Promotions	29,656	28,460	19,876
Royalties expense	8,873	8,827	12,247
Research & Development	8,325	8,035	7,732
Selling, general and administrative expenses	1,436,420	1,393,123	1,264,452

(18) Financial income, net

Financial income, net, in 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

Interest income	105,208	150,750	216,872
Interest (expense)	(49,559)	(63,773)	(51,158)
Financial income (expense) from hedging transactions	397	899	(5,884)
Financial income from disposal of financial assets	6,886	—	—
Other	(136)	247	426
Financial income, net	62,796	88,123	160,256

The income from disposal of financial assets derived from the KFW International Finance bond dislosed in Note 9.

(19) Restructuring expenses

In 2002 restructuring expenses, related primarily to the integration of Boucheron fragrance operations into YSL Beauté, amounting to € 3.5 million were incurred. These expenses were classified as Operating expenses.

In 2001 restructuring expenses of approximately € 8.4 million were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL

Beauté provided in 2000. The 2001 restructuring expenses were not classified as operating expenditures as they related to restructuring of acquired companies during the year immediately after the acquisition.

(20) Commitments and contingencies

Leases

Annual future minimum fixed rental payments under non-cancelable operating leases as of January 31, 2003, were as follows:

Fiscal year	Store	Other	Total

2003	78,496	48,898	127,394
2004	79,756	47,275	127,031
2005	77,340	21,629	98,969
2006	73,485	17,647	91,132
2007	69,712	15,618	85,330
Thereafter	452,681	62,209	514,890
Total	831,470	213,276	1,044,746

In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

Total store rent expense for 2002, 2001 and 2000 was as follows:

	2002	2001	2000

Fixed rent	83,858	73,154	54,959
Variable rent	100,138	99,332	87,938
Total store rent	183,996	172,486	142,897

Supply contracts

Unrelated subcontractors assemble the Group’s leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to four years. Moreover the Group enters into agreements with suppliers of certain watch components, which included minimum supply commitments after 2003. The total amount of the future commitments related to these agreements at January 31, 2003, was as follows:

Fiscal year

2003	72,920
2004	54,091
2005	6,000
2006	1,500
Total	134,511

Hedging contracts

During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

The notional values of the contracts outstanding at January 31, 2003 and January 31, 2002 were the following:

January 31, 2003	Forward	Combination options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109
Total	547,004	1,069,212	1,616,216

January 31, 2002	Forward	Combination options	Total

US Dollars	187,498	268,320	455,818
Japanese Yen	184,387	388,545	572,932
English Pound	65,277	—	65,277
Hong Kong Dollars	53,713	—	53,713
Korean Won	17,863	—	17,863
Total	508,738	656,865	1,165,603

Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivables and payables and financial receivables and payables, denominated in the currencies indicated below.

The contracts outstanding at January 31, 2003 and January 31, 2002 were as follows:

Currencies	January 31, 2003	January 31, 2002

US Dollar	487,653	395,738
Japanese Yen	22,704	171,073
Swiss Franc	111,976	145,078
English Pound	52,322	33,971
Other currencies	16,600	20,030
Total	691,255	765,890

All contracts mature at various dates from February 2003 to December 2005.

All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation

As of January 31, 2003, the Group’s management and legal advisors consider that the minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Letter of credit

In addition to the other protections under the Settlement Agreement (see Note 14), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$ 230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$ 245 million bond issued by KFW International Finance (see Note 9).

Commitment to minority shareholders

Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all such Put options were exercised on January 31, 2003, the amount payable would have been € 125.3 million. This amount includes the minimum exercise price of certain of the Put / Call options which the Company may be obliged to pay in the years indicated below:

Fiscal year

2003	220
2004	38,734
2005	—
2006	2,281
2007	4,835
Thereafter	6,145
Total	52,215

Other commitments

The Company entered into agreements mainly for the acquisition of fixed assets. These commitments as at January 31, 2003 were as follows:

Fiscal year

2003	85,083
2004	5,225
2005	225
2006	225
2007	225
Thereafter	4,275
Total	95,258

The major commitment is for the acquisition of a property in the Ginza district of Tokyo, which was completed in April 2003.

(21) Additional disclosures

Employee remuneration

Remuneration in 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

Salaries and wages	449,673	451,450	390,532
Social contributions	81,879	70,944	75,151
Pension and severance indemnities	11,485	10,461	8,508
Total remuneration	543,037	532,855	474,191

Number of employees

The average number of employees during 2002, 2001and 2000 was as follows:

	2002	2001	2000

Managers	620	603	520
White-collar staff	7,796	7,438	6,476
Blue-collar staff	2,142	1,848	1,896
Total average number of employees	10,558	9,889	8,892

The number of employees at January 31, 2003 and 2002 consisted of the following:

	2002	2001

Managers	643	608
White-collar staff (without temporary staff)	7,839	7,365
Blue-collar staff	2,202	1,961
Total number of employees at year-end	10,684	9,934

Directors’ emoluments

The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2002 , 2001 and 2000 amounting to € 8.5 million, € 5.9 million and € 5.1 million, respectively.

Related party transactions

In 2002 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2001) of consolidated revenues, 0.3% (0.1% in 2001) of consolidated operating expenses and 1.2% (1.4% in 2001) of the cost of goods sold.

(22) Quarterly information (unaudited)

The following table shows financial results by quarter:

2002	1 quarter	2 quarter	3 quarter	4 quarter	Full year

Net revenues	607,619	577,132	644,757	714,778	2,544,286
Gross profit	414,907	394,518	442,279	490,575	1,742,279
Operating profit	20,349	31,496	47,074	80,522	179,441
Net income	35,503	42,852	52,959	95,440	226,754
Net income per share – basic	0.35	0.42	0.53	0.94	2.24
Net income per share – diluted	0.35	0.41	0.52	0.93	2.21

2001 (*)	1 quarter	2 quarter	3 quarter	4 quarter	Full year

Net revenues	616,651	620,171	624,929	703,365	2,565,116
Gross profit	417,567	447,363	432,435	494,352	1,791,717
Operating profit	47,888	72,516	53,839	94,142	268,385
Net income	61,536	95,381	61,854	93,764	312,535
Net income per share - basic	0.61	0.95	0.62	0.94	3.12
Net income per share - diluted	0.61	0.94	0.61	0.92	3.08

(*) The 1st Quarter, 2nd Quarter, 3rd Quarter and 4th Quarter Euro amounts have been calculated from previously published US Dollar amounts applying the average exchange rate of the respective periods.

(23) Reconciliation with accounting principles generally accepted in the United States

The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Impairment of Indefinite Life Assets

Effective February 1, 2002 the Group adopted the full provisions of FAS 142. Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset (“Indefinite-Lived Asset”) under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most successful luxury brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, costumers loyalty due to its recognizable attributes), which permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand’s long-term value. The Indefinite-Lived Asset will no longer be amortized but rather tested for impairment annually or when events and circumstances warrant. The Group will reevaluate the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

In accordance with the FAS 142 transition provisions, on February 1, 2002 the Group completed the transition impairment test of its Indefinite-Lived Asset and goodwill comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date and determined that no impairment existed at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were based on five year business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the five-year period. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses’ free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation.

Using the methodologies consistent with those applied for its transitional impairment test performed, the Group completed its annual impairment test for the Indefinite-Lived Asset and goodwill as at January 31, 2003. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from any of the Group’s acquisitions.

As at January 31, 2003 and 2002 the carrying amount of the Yves Saint Laurent trademark valued in accordance with the U.S. GAAP was € 890.1 million.

As at January 31, 2003 and 2002 Trademarks and Other intangible assets subject to amortization valued in accordance with the U.S. GAAP consisted of the following:

	January 31, 2003			January 31, 2002
	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net

Trademarks	463,041	43,260	419,781	383,226	21,763	361,463
Other intangible assets	305,324	64,548	240,776	249,927	49,161	200,766
Total	768,365	107,808	660,557	633,153	70,924	562,229

The movements in the carrying amount of goodwill valued in accordance with U.S. GAAP were as follows:

	2002	2001

Opening balance	832,389	616,116
Acquisitions	29,721	242,983
Adjustments to prior year value	(58,557)	(3,579)
Impairment losses	—	—
Amortization of the year	—	(48,751)
Currency translation	(3,014)	25,620
Closing balance	800,539	832,389

Goodwill and trademark amortization

As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Trademark	Useful life
Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

The aggregate amortization charge of Trademarks and Other intangible assets determined under U.S. GAAP for the year amounts to € 43.6 million; approximately the same depreciation charge is expected during each of the next five years.

Restructuring charges

In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense

In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based Compensation”, the Company accounts for employee stock options under Accounting Principles Board statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense is being recognized over the vesting period of each grant.

In December 2001 the Company paid a US$ 7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR and LVMH (see Note 14). Then, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, for the year ended January 31, 2002 and in subsequent years, the Company is required to account for in-the-money outstanding options, which as a result of the repricing qualified as variable options, using variable accounting. In accordance with FIN 44, the Company recognized as a current period expense for the period ended January 31, 2002 the accumulated intrinsic value of all vested in the money outstanding options amounting to € 114.7 million. In addition the intrinsic value of options, which were in-the-money but not vested  on the date of the repricing have been charged to compensation expense rateably over the period from the date of repricing to the date of vesting adjusted each period for the effects of variable accounting. Finally, periodic changes in the intrinsic value during the period from the date of repricing to the date of exercise of the options are recognized as an increase to or a decrease of compensation expense subsequent to the end of the vesting period.

The Company amended and restated the Incentive Stock Option Plan. If the less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer will convert to Stock Appreciation Rights (“SARs”), which will convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

Consequently, under U.S. GAAP, variable plan accounting is required for options issued under the New Option Plan until the outcome of the Offer is known. Under U.S. GAAP, the Company is not required to accrue a provision related to the Cash Awards, as the con-version of the options into SARs will be confirmed only by the occurrence of future events not within the control of the Group. Had the contingent liability been recorded as at January 31, 2003, it would not have been material.

In addition, because the conversion of these options to Cash Awards is outside of the control of either the employee or the Company these instruments would be classified in a mezzanine section of the U.S. GAAP balance sheet between debt and equity. This results in a reconciling difference in the U.S. GAAP equity reconciliation.

Hedging

The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 “Financial instruments: recognition and measurement”, and FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under

U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income. Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders’ equity.

On February 1, 2001 the Company adopted FAS 133 and IAS 39 which establish accounting and reporting standards for derivative instruments and hedging activities. Both standards require that all derivatives are recognized as either assets or liabilities on the balance sheet and measured at fair value at each reporting period. On the adoption date, under IAS 39, the Company recorded a gain, net of tax, of € 8.7 million directly in share-holders’ equity related to instruments designed to hedge cash flow fluctuations. Under U.S. GAAP this amount is recorded as an adjustment to Other comprehensive income. Accordingly no reconciling item to net equity as at January 31, 2003 and 2002 was required.

Construction period store rental expenses

In accordance with IAS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred taxation on elimination of inter-company profit

As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax deduction on stock options

As described in Note 3, the Group reports the tax benefits, which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS:

2002 Net Income	Pre-tax result	Tax	Net income

Income net of minority interests as reported in the consolidated statement of income	246,040	(19,286)	226,754
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
• compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(583)	—	(583)
• change in intrinsic value of outstanding options	(37,703)	4,280	(33,423)
Goodwill and trademark amortization	104,873	(17,267)	87,606
Unrealized exchange gain (loss) on hedge transactions	111,771	(5,190)	106,581
Construction period store rental expenses, net of related amortization	(9,566)	3,593	(5,973)
Deferred taxation on elimination of inter-company profit	—	(708)	(708)
Tax deduction on stock options exercise	—	(786)	(786)
Income net of minority interests in accordance with U.S. GAAP	414,832	(35,364)	379,468
Basic net income per share in accordance with U.S. GAAP			3.75
Diluted net income per share in accordance with U.S. GAAP			3.70

Shareholders’ equity	Gross	Tax	Net

Shareholders’ equity as reported in the consolidated balance sheet			4,671,433
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	184,582	(37,385)	147,197
Construction period store rental expenses, net of related amortization	(11,248)	4,196	(7,052)
Change in Fair value of outstanding option	(1,773)	—	(1,773)
Deferred taxes on elimination of inter-company profit	—	(27,143)	(27,143)
Shareholders’ equity in accordance with U.S. GAAP			4,849,896

2001 Net Income	Pre-tax result	Tax	Net income

Income net of minority interests as reported in the consolidated statement of income	371,214	(58,679)	312,535
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(750)	1,210	460
Non-cash compensation expense:
• compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(6,413)	—	(6,413)
• cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(114,701)	11,056	(103,645)
• change in intrinsic value of outstanding options through year end	(6,999)	1,001	(5,998)
Goodwill and trademark amortization	42,658	(9,661)	32,997
Unrealized exchange gain (loss) on hedge transactions	(16,450)	430	(16,020)
Construction period store rental expenses, net of related amortization	(1,631)	585	(1,046)
Deferred taxation on elimination of inter-company profit	—	(13,310)	(13,310)
Tax deduction on stock options exercise	—	(264)	(264)
Income net of minority interests in accordance with U.S. GAAP	266,928	(67,632)	199,296
Basic net income per share in accordance with U.S. GAAP			1.99
Diluted net income per share in accordance with U.S. GAAP			1.96

Shareholders’ equity	Gross	Tax	Net

Shareholders’ equity as reported in the consolidated balance sheet			4,558,423
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	79,709	(20,118)	59,591
Construction period store rental expenses, net of related amortization	(1,682)	603	(1,079)
Deferred taxes on elimination of inter-company profit	—	(26.435)	(26,435)
Shareholders’ equity in accordance with U.S. GAAP			4,657,734

2000 Net Income	Pre-tax result	Tax	Net income

Income net of minority interests as reported in the consolidated statement of income	415,748	(48,823)	366,925
Items increasing (decreasing) reported income net of minority interests:
Restructuring	96,630	(33,792)	62,838
Non-cash compensation expense:
• compensation cost related to certain stock options granted at an exercise price below market on the date of the grant	(33,843)	—	(33,843)
Goodwill and trademark amortization	33,615	(9,558)	24,057
Unrealized exchange gain (loss) on hedge transactions	19,908	(1,226)	18,682
Deferred taxation on elimination of inter-company profit	—	6,821	6,821
Tax deduction on stock options exercise	—	(3,691)	(3,691)
Income net of minority interests in accordance with U.S. GAAP	532,058	(90,269)	441,789
Basic net income per share in accordance with U.S. GAAP			4.42
Diluted net income per share in accordance with U.S. GAAP			4.35

Pro-forma income statement (unaudited)

Effective February 1, 2002 the Group adopted the full provisions of FAS 142. On a pro-forma basis assuming the new standard had been applied since February 1, 2000 the net result of the period prepared on a U.S. GAAP basis for the years ended January 31, 2003,

2002 and 2001 would have reflected the following amounts:

	2002	2001	2000

Net Income as reported in accordance with U.S. GAAP	379,468	199,296	441,789
Add back: Trademark amortization, net of tax	—	12,309	12,930
Add back: Goodwill amortization	—	48,751	24,334
Pro-Forma Net income	379,468	260,356	479,053
Net income per share - basic	3.75	2.60	4.79
Net income per share - diluted	3.70	2.56	4.72

During 2002 the Group made minor acquisitions. Should these acquisitions been made on February 1, 2002, the effect on the 2002 income statement would not have been material. Accordingly no related pro-forma information is disclosed.

During 2001 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2001, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the years ended January 31, 2002 would have reflected the following amounts:

2001
Net revenues	2,579,313
Goodwill and trademark amortization	88,033
Operating profit	162,833
Net income	195,574
Net income per share of common stock – diluted	1.93

Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2001.

Stock-based compensation

For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2002	2001	2000

Net Income as reported in accordance with U.S. GAAP	379,468	199,296	441,789
Add: compensation expense included in the Net Income, net of related tax effect	34,006	116,056	33,843
Deduct: total stock based employee compensation determined under fair value based method, net of related tax effect	61,082	95,516	109,139
Pro-Forma Net income	352,392	219,836	366,493
Net income per share - basic	3.49	2.19	3.67
Net income per share – diluted	3.44	2.17	3.61

The weighted average grant-date fair value of options granted in 2002, 2001 and 2000 for the Incentive Stock Option Plan was US$ 17.61, US$ 19.93 and US$ 36.04, respectively.

The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	3.87%	4.16%	6.46%
Expected life (years)	3.5	3.5	2.6
Volatility	14.4%	21.3%	55.0%
Dividend yield	0.57%	0.60%	0.48%

(24) Subsequent events

The Company purchased 3,203,987 shares for an aggregate cost of € 281.6 million between February 1 and April 30, 2003. As at April 30, 2003, the Company held a total of 4,120,387 shares in treasury, and there were 98,556,351 shares outstanding.

On May 28, 2003 the Company announced that the Supervisory Board had declared, subject to approval by Shareholders at the Annual General Meeting, to distribute € 13.50 per share in the form of a return of capital. Based on the number of shares outstanding on that date, the payment would approximate € 1,340 million.

Subject to the affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the € 13.50 per share payment is expected on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter.

As a result of the payment the US$ 101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in March 2004 (see Strategic Alliance in Note 14) will be reduced by € 13.50 per share, plus a small adjustment for the time value of money. The per share US dollar equivalent of € 13.50 will be determined by the US dollar reference exchange rate against the euro, published by the European Central Bank (ECB), on October 2, 2003. The time value of money will be set at 3-month US dollar LIBOR on October 2, 2003, increased by 100 basis points.

(25) Consolidated Companies

The consolidated companies at January 31, 2003 are shown in the following table (unless otherwise stated, the Company’s interest is 100% or almost 100% as of January 31, 2003):

Gucci Division

Region	Registered Office
Europe
Guccio Gucci S.p.A. (*) (**)	Florence, Italy
Gucci Logistica S.p.A. (*) (**)	Florence, Italy
Luxury Goods Italia S.p.A. (*) (**)	Florence, Italy
G.F. Services S.r.l. (**)	Milan, Italy
G.F. Logistica S.r.l. (*)	Milan, Italy
Luxury Goods France S.A. (*)	Paris, France
Gucci Limited (*)(**)	London, United Kingdom
GG Luxury Goods Gmbh (*) (**)	Neustadt, Germany
Luxury Goods International S.A. (*)	Cadempino, Switzerland
Gucci Finance S.A. (**)	Cadempino, Switzerland
Gucci Belgium S.A. (*) (**)	Brussels, Belgium
La Meridiana Fashion S.A. (**)	Brussels, Belgium
Luxury Goods Spain S.L. (*)	Madrid, Spain
Gucci S.a.m. (*) (**)	Montecarlo, Monaco
Gucci Austria Gmbh (*) (**)	Vienna, Austria
Gucci Netherlands B.V. (*) (**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l. (*) (**)	Florence, Italy
Capri Group S.r.l. (*) (75%)	Naples, Italy
Gucci Venezia S.p.A. (*) (51%)	Venice, Italy
Gucci International N.V. (**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l. (**)	Paris, France
Gucci Luxembourg S.A. (**)	Luxembourg
Gucci Services Limited (**)	London, United Kingdom
Gucci Participation B.V. (**)	Amsterdam, The Netherlands
Gucci Finanziaria S.p.A. (**)	Florence, Italy
Bamboo S.r.l. (90%)	Florence, Italy
Gucci Ireland Limited (**)	Dublin, Ireland
Luxury Goods Operations (L.G.O.) S.A. (*) 51%	Cadempino, Switzerland

North America
Gucci North American Holdings, Inc. (**)	Delaware, U.S.A.
Gucci America, Inc. (*)	New York, U.S.A.
Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Boutiques, Inc. (*)(**)	New Brunswick, Canada

Asia
Gucci Group Japan Limited (*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited (*) (**)	Hong Kong, China
Gucci Thailand Co, Ltd (**)	Bangkok, Thailand
Gucci Group Guam, Inc. (*)	Tumon, Guam
Gucci Group Korea Ltd (*) (**)	Seoul, South Korea
Gucci Taiwan Limited (*) (**)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd (*) (65%)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited (*) (65%)	Singapore, Singapore
Gucci Australia PTY Limited (*)	Victoria, Australia
Gucci Group Japan Holding Limited (*)	Tokyo, Japan
Yugen Kaisha Gucci (*) (**)	Tokyo, Japan

Rest of World
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches

Region	Registered Office
Europe
Luxury Timepieces International S.A. (*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd. (*) (**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A. (*)	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A. (85%)	Geneva, Switzerland
Bédat & Co. S.A. (*) (85%)	Geneva, Switzerland

North America
Luxury Timepieces (Canada), Inc. (*) (**)	Markham, Canada
Bédat & Co. U.S.A., LLC (*) (85%)	San Francisco, U.S.A.

Asia
Luxury Timepieces (Hong Kong) Limited (*) (**)	Hong Kong, China
Luxury Timepieces Japan Limited (*)	Tokyo, Japan

Yves Saint Laurent

Region	Registered Office
Europe
Yves Saint Laurent, S.A.S. (*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S. (*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V.	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m. (*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A. (*)	Madrid, Spain
Yves Saint Laurent UK Ltd (*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium
C. Mendès S.A. (*)	Paris, France
Yves Saint Laurent Germany Gmbh (*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France

North America
Yves Saint Laurent America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.

Asia
Yves Saint Laurent Fashion Japan Ltd	Tokyo, Japan

YSL Beauté

Region	Registered Office
Europe
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.) (*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A. (*)	Neuilly sur Seine, France

YSL Beauté Gmbh (*)	Munich, Germany
YSL Beauté S.A. (*)	Barcelona, Spain
Fendi Profumi S.p.A. (*)	Florence, Italy
Florbath Profumi di Parma S.p.A. (*)	Florence, Italy
YSL Beauté Nederland B.V. (*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V. (*)	Brussels, Belgium
YSL Beauté AEBE (*) (51%)	Athens, Greece
YSL Beauté S.A. (*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Geneva, Switzerland
YSL Beauté Ltd (*)	Haywards Heath, United Kingdom
YSL Beauté Italia S.p.A. (*)	Florence, Italy
YSL Beauté HGmbh (*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France
Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France
Stella McCartney Parfums (S.A.S.)	Neuilly sur Seine, France

North America
YSL Beauté, Inc. (*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.

Asia
Yves Saint Laurent Parfums KK (*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd (*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd (*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc. (*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd (*)	Sydney, Australia
YSL Beauté NZ Ltd (*)	Auckland, New Zealand
YSL Beautè Middle East FZCO	Dubai, UAE

Sergio Rossi

Region	Registered Office
Europe
Sergio Rossi S.p.A. (*) (70%)	San Mauro Pascoli, Italy
Ascot S.r.l. (70%)	Florence, Italy
Sergio Rossi U.K. Limited (*) (70%)	London, United Kingdom
Sergio Rossi International S.A.R.L. (70%)	Luxembourg
Sergio Rossi Netherlands B.V. (70%)	Amsterdam, The Netherlands

North America
Sergio Rossi U.S.A., Inc. (*) (70%)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited (*) (70%)	Tokyo, Japan
Sergio Rossi Korea Ltd (*) (70%)	Seoul, South Korea

Boucheron

Region	Registered Office
Europe
Boucheron S.A.S. (*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S. (*)	Paris, France
Boucheron Parfums S.A.S. (*)	Paris, France
Boucheron U.K. Ltd (*)	London, United Kingdom
Boucheron International S.A. (*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg

North America
Boucheron (U.S.A.) Ltd (*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Parfums Boucheron Corp. (*)	New York, U.S.A.
Mode et Parfums Corp. (*)	New York, U.S.A.
Boucheron Joaillerie (USA) Inc.	New York, U.S.A.

Asia
Boucheron Japan (*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd (*)	Taipei, Taiwan

Balenciaga

Region	Registered Office
Europe
Balenciaga S.A. (*) (91%)	Paris, France

America
Balenciaga America, Inc. (*) (91%)	New York, U.S.A.

Bottega Veneta

Region	Registered Office
Europe
Bottega Veneta U.K. Co. Limited (*) (78.5%)	London, United Kingdom
Bottega Veneta France Holding S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l. (*) (78.5%)	Vicenza, Italy
B.V S.r.l. (*) (78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
Bottega Veneta France S.A. (*) (78.5%)	Paris, France
B.V Servizi S.r.l. (78.5%)	Vicenza, Italy
Bottega Veneta España S.L. (78.5%)	Madrid, Spain

America
Bottega Veneta Inc (*) (78.5%)	New York, U.S.A.

Asia
Bottega Veneta Hong Kong Limited (*) (78.5%)	Hong Kong, China
Bottega Veneta Japan Limited (*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited (*) (78.5%)	Singapore, Singapore
Bottega Veneta Korea Ltd (*) (78.5%)	Seoul, South Korea
Bottega Veneta Guam (78.5%)	Guam, Guam

Alexander McQueen

Region	Registered Office
Europe
Autumnpaper Limited (*) (51%)	London, United Kingdom
Birdswan Solutions Ltd (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom
Alexander McQueen Trading Ltd (*) (51%)	London, United Kingdom

Stella McCartney

Region	Registered Office
Europe
Stella McCartney Limited (*) (50%)	London, United Kingdom
Stella McCartney France S.A.S. (*) (50%)	Paris, France

America
Stella McCartney America Inc. (*) (50%)	City of Wilmington, U.S.A

Industrial Operations

Region	Registered Office
Europe
Baruffi S.r.l. (*) (67%)	Milan, Italy
Conceria Blu Tonic S.p.A. (*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l. (*) (51%)	Florence, Italy
Regain 1957 S.r.l. (*) (70%)	Florence, Italy
Paoletti S.r.l. (*) (51%)	Florence, Italy
Tiger Flex S.r.l. (*) (75%)	Florence, Italy
Rembrandt S.r.l. (40%)	Florence, Italy
Gauguin S.r.l.	Florence, Italy
Gucci Immobiliare Leccio S.r.l. (*) (64%)	Florence, Italy
Design Management S.r.l. (*)	Florence, Italy

(*) Principal operating companies

(**) Companies directly owned by Gucci Group N.V.

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CORPORATE

FINANCIAL STATEMENTS AND NOTES

GUCCI GROUP N.V.

Corporate balance sheets before appropriation of profit

(In thousands of Euro)	2002	2001

Current assets
Cash and cash equivalents	4,162	78,284
Receivables due from Group companies	55,675	18,715
Other current assets	2,591	2,824
Total current assets	62,428	99,823

Non current assets
Property, plant and equipment, net	58	75
Deferred charges and intangible assets, net	2,023	3,581
Investments in Group companies	4,695,978	4,704,433
Other non-current assets	286	295
Total non-current assets	4,698,345	4,708,384
Total assets	4,760,773	4,808,207

Current liabilities
Due to Group companies	66,079	227,904
Other current liabilities	23,261	21,880
Total current liabilities	89,340	249,784

Non-current liabilities	—	—
Total liabilities	89,340	249,784

Shareholders’ equity
Share capital	104,688	103,654
Contributed surplus	2,790,401	2,795,369
Retained earnings	968,745	707,515
Treasury stock, at cost	(173,274)	(60,142)
Accumulated other comprehensive income	754,119	699,492
Net result for the year	226,754	312,535
Shareholders’ equity	4,671,433	4,558,423
Total liabilities and shareholders’ equity	4,760,773	4,808,207

The Euro amounts have been calculated from previously published US Dollar amounts using the exchange rate at the end of 2001 (€/US$ 0.8637).

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

Corporate statements of income

(In thousands of Euro)	2002	2001	2000

Net profit of Group companies	233,727	324,496	372,085
Other (expenses), net	(6,973)	(11,961)	(5,160)
Net result for the year	226,754	312,535	366,925

The Euro amounts have been calculated from previously published US Dollar amounts using the average exchange rate of the respective year ( € /US$ 0.8908 and € /US$ 0.9176 in 2001 and 2000, respectively).

The accompanying notes are an integral part of these financial statements.

As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

GUCCI GROUP N.V.

Notes to the corporate financial statements

(1) General

Gucci Group N.V. (the “Company”), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company’s shares are listed on the New York and Amsterdam Stock Exchanges.

(2) Activities of the Company

The principal activities of the Company are to act as a holding and finance company.

(3) Basis of preparation

Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. This change is justified by the Euro’s introduction on January 1, 2002 and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001. Accordingly, both the consolidated and corporate financial statements have been prepared in Euro. Amounts included in the financial statements and notes are stated in thousands of Euro, except percentages and per share and share amounts and/or where otherwise noted.

(4) Accounting policies

The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5) Receivables due from Group companies

The amount includes receivables from Group subsidiaries arising from service fees invoiced and/or accrued by the Company.

(6) Other current assets

Other current assets at January 31, 2003 and 2002 were as follows:

	2002	2001

Receivables from tax authorities	1,392	1,652
Other	1,199	1,172
Other current assets	2,591	2,824

(7) Deferred charges and intangible assets, net

Deferred charges and intangible assets, net at January 31, 2003 and 2002 include the following:

	2002	2001

Software	12,020	10,980
Other	721	648
Deferred charges and intangible assets, gross	12,741	11,628
Accumulated amortization	(10,718)	(8,047)
Deferred charges and intangible assets, net	2,023	3,581

In 2002 the amortization charge was € 2.7 million ( € 2.6 million in 2001).

(8) Investments in Group companies

The summary of activity in Group companies (as detailed in Note 25 to the consolidated financial statements) was as follows:

Balance at February 1, 2002	4,704,433

Dividends received	(280,139)
Hedging reserve	106,581
Fair value reserve	5,207
Additions at cost	2,945
Others	(2,046)
Translation adjustment	(74,730)
Net profit of Group companies	233,727
Balance at January 31, 2003	4,695,978

(9) Current liabilities to Group Companies

The amount included € 61.3 million concerning a financial payable to Gucci Luxembourg S.A.. The remaining part arose from service fees invoiced and/or accrued by the Company and a payable to Gucci International N.V..

(10) Other current liabilities

Other current liabilities at January 31, 2003 and 2002 were as follows:

	2002	2001

Current tax payables	891	941
Accrued operating expenses	22,370	20,939
Other current liabilities	23,261	21,880

Accrued operating expenses include dividends payable of € 8.6 million (€ 9.3 million as at January 31, 2002).

(11) Shareholders’ equity

The statement of changes in shareholders’ equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V..

On August 8, 2002 the articles of association of Gucci Group N.V. were amended by notarial deed, providing for an increase in par value of shares by € 0.01 to € 1.02. According to the notarial deed, the paid-up share capital was increased by € 1,026,277.03 to € 104,680,257.06. € 1,026,277.03 was debited against Gucci Group’s Contributed Surplus.

The treasury stock at cost represents repurchased shares, which are reserved for the exercise of personnel options.

(12) Commitments and contingencies

As disclosed in Note 20 to the consolidated financial statements, the Group has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the reporting currency of the Group. The Group entered into agreements with certain suppliers, which included minimum supply commitments over periods up to four years. The Group procured a letter of credit in an amount not to exceed US$ 230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. The Group is committed to certain minority shareholders of the Group’s companies due to their right through put options to sell their interests in these companies to the Gucci Group in the future. Finally, the Group committed with third parties mainly for the acquisition of certain fixed assets.

(13) Employees

The Company employed an average number of 94 people in 2002 with a cost for remuneration of € 20.5 million of which € 2.3 million as social contributions. In 2001, the Company employed an average of 82 people, with a cost for remuneration of € 16.2 million of which € 1.8 million as social contributions.

(14) Directors

During 2002 the Management Board was increased by one member, accordingly as at January 31, 2003 the Management Board consists of 3 members. Mr. Tom Ford was appointed new Management Board member starting from July 15, 2002.

As at January 31, 2003, the Supervisory Board consists of 8 members who will be proposed for election during the Annual General Meeting.

The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments in 2002 and 2001 as follows:

	2002				2001
	Remuneration	Bonuses		Pension Plan	Remuneration	Bonuses		Pension Plan
Members of the Management Board:
• Domenico De Sole (1)	2,307	—		6	2,456	2,750	(**)	6
• Tom Ford (2)	3,952	1,561	(*)	6	—	—		—
• Aart Cooiman	20	—		—	32	—		—

Members of the Supervisory Board:
• Adrian D.P. Bellamy	131	—		—	129	—		—
• Patricia Barbizet	79	—		—	67	—		—
• Aureliano Benedetti	79	—		—	67	—		—
• Reto Domeniconi	66	—		—	68	—		—
• Patrice Marteau	79	—		—	67	—		—
• François Henri Pinault (3)	79	—		—	41	—		—
• François Pinault (4)	—	—		—	26	—		—
• Karel Vuursteen	89	—		—	68	—		—
• Serge Weinberg	79	—		—	67	—		—
• Charles Mackay (5)	—	—		—	62	—		—
Total	6,960	1,561		12	3,150	2,750		6

(*)        Guaranteed bonus, as specified in the employment contract

(**)     Discretionary bonus, awarded based on the Company’s fiscal 2000 results

(1)                        Includes € 520.5 thousand in charitable contributions paid to match equal € 520.5 thousand charitable contribution by De Sole

(2)        Elected on July 15, 2002

(3)        Elected on June 20, 2001

(4)        Resigned on June 19, 2001

(5)        Resigned on November 9, 2001

The pension plans of the members of the Management Board are administered by “Diversified Investment Advisor”. The plans qualify as a Defined Contribution Plan (401K Profit Sharing Plan) and not as a Defined Benefit Plan under the provision of “Employee Retirement Income Security Act”. Each member is eligible to participate in the plan after completing 1 year of service and must be 21 years of age or older. Participants elect the amount to contribute within the cap fixed by the competent authority. The company will contribute an amount equal to 100% of employee’s elected contribution not to exceed 3% of the employee compensation.

The members of the Supervisory Board of Gucci Group N.V. are not entitled to future remuneration, severance payment or profit sharing.

Options granted to the members of the Management Board and Supervisory Board of Gucci Group N.V. are generally issued with an exercise price greater or equal to the market value of the underlying shares at the date of the grant.

Options granted to the members of Supervisory Board of Gucci Group N.V. generally vest immediately and expire ten years from the date of issuance.

Options granted to the members of Management Board of Gucci Group N.V. vest over a period up to five years from the date of issuance and expire ten years from that date.

As at January 31, 2003 options issued to the members of the Management Board and Supervisory Board of Gucci Group N.V. were as follows:

	Unexercised at the beginning of the period	Granted during the period	Exercised during the period	Cancelled during the period	Unexercised at the end of the period
Members of the Management Board:
• Domenico De Sole	1,405,363	—	36,363	—	1,369,000
• Tom Ford	5,000,000	—	1,000,000	—	4,000,000
• Aart Cooiman	2,000	—	—	—	2,000

Members of the Supervisory Board:
• Adrian D.P. Bellamy	12,500	5,000	—	5,000	12,500
• Patricia Barbizet	7,500	5,000	—	—	12,500
• Aureliano Benedetti	15,000	5,000	2,500	5,000	12,500
• Reto Domeniconi	12,500	5,000	2,500	2,500	12,500
• Patrice Marteau	7,500	5,000	—	—	12,500
• François Henri Pinault	2,500	5,000	—	—	7,500
• Karel Vuursteen	7,500	5,000	—	—	12,500
• Serge Weinberg	7,500	5,000	—	—	12,500
Total	6,479,863	40,000	1,041,363	12,500	5,466,000

Unexercised options as at January 31, 2003 present characters as follows:

	Number outstanding	Weighted average price (*)	Weighted average remaining contractual life(**)	Number exercisable	Weighted average price (*)
Members of the Management Board:
• Domenico De Sole	1,369,000	74.49	72.5	1,144,000	68.88
• Tom Ford	4,000,000	95.50	88.7	2,400,000	80.08
• Aart Cooiman	2,000	58.69	76.0	2,000	58.69

Members of the Supervisory Board:
• Adrian D.P. Bellamy	12,500	84.89	102.2	12,500	84.89
• Patricia Barbizet	12,500	84.89	102.2	12,500	84.89
• Aureliano Benedetti	12,500	84.89	102.2	12,500	84.89
• Reto Domeniconi	12,500	80.69	102.2	12,500	80.69
• Patrice Marteau	12,500	84.89	102.2	12,500	84.89
• François Henri Pinault	7,500	89.04	111.7	7,500	89.04
• Karel Vuursteen	12,500	80.69	102.2	12,500	80.69
• Serge Weinberg	12,500	84.89	102.2	12,500	84.89
Total	5,466,000	90.03	N/A	3,641,000	76.65

(*) Amounts in US Dollar

(**) Months

550,000 out of the total options granted to Mr. Domenico De Sole were issued with an exercise price (on average US$ 81.8) lower than the market value of the underlying shares at the date of the grant (US$ 97).

2,000,000 out of the total options granted to Mr. Tom Ford were issued with an exercise price (on average US$ 82.5) lower than the market value of the underlying shares at the date of the grant (US$ 97).

During 2002, no loans, significant advance payments and guarantees were granted by either the Gucci Group N.V., or any of its subsidiaries to the members of the Management Board and Supervisory Board of Gucci Group N.V..

In Note 15 to the consolidated financial statements disclosures have been made regarding the Company’s stock option plans.

Amsterdam, May 30, 2003

The Management Board
D. De Sole	(Chairman)
T. Ford	(Vice Chairman)
A. Cooiman

The Supervisory Board
A. D. P. Bellamy	(Chairman, first elected on September 27, 1995)
P. Barbizet	(member, first elected on July 8, 1999)
A. Benedetti	(member, first elected on September 27, 1995)
R. F. Domeniconi	(member, first elected on June 27, 1997)
P. Marteau	(member, first elected on July 8, 1999)
F. H. Pinault	(member, first elected on June 20, 2001)
K. Vuursteen	(member, first elected on June 28, 1996)
S. Weinberg	(member, first elected on July 8, 1999)

SUPPLEMENTARY INFORMATION

Appropriation of profit

Article 33.4 of the Articles of Association reads as follows:

“The supervisory board shall determine what portion of the profit - the positive balance of the profit and loss accounts - shall be retained by way of reserve”.

Article 35.1 of the Articles of Association reads as follows:

“The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board”.

Proposed appropriation of profit

Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2003 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

AUDITOR’ S REPORT

To the Supervisory Board and

the General Meeting of Shareholders of

Gucci Group N.V.

Introduction

We have audited the accompanying consolidated and corporate balance sheets (“the financial statements”) of Gucci Group N.V. as of January 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America and the Netherlands, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003 in conformity with International Accounting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

Additional Matters

International Accounting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2003, 2002 and 2001 and the determination of shareholders’ equity as of January 31, 2003 and 2002 to the extent summarized in Note 23 to the financial statements.

Amsterdam, The Netherlands

May 30, 2003

PricewaterhouseCoopers Accountants N.V.

CORPORATE INFORMATION

Supervisory Board

Mr. Adrian D.P. Bellamy (Chairman)

Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Benckiser plc, Director of Gap Inc., Director of The Robert Mondavi Corporation, Director of Williams-Sonoma, Inc.

Ms. Patricia Barbizet

Chief Executive Officer of Artemis S.A., Chairman of the Supervisory Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR

Mr. Aureliano Benedetti

Chairman of the Board of Directors of Cassa di Risparmio di Firenze S.p.A., Centro Vita Assicurazioni S.p.A., Eptaconsors S.p.A., Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. Associazione Bancaria Italiana, Member of the Board of several industrial and financial companies

Mr. Reto F. Domeniconi

Director of several international industrial and financial companies

Mr. Patrice Marteau

Chief Financial Officer of PPR, Member of the Board of several operating companies affiliated with PPR

Mr. François Henri Pinault

General Partner and Manager of Financière Pinault, Managing Director of Artemis S.A. and Member of the Supervisory Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR

Mr. Karel Vuursteen

Ex-Chairman Executive Board of Heineken N.V., Director of AB Electrolux, Director of Randstad Holding N.V., Director of Ahold N.V., Director of Akzo Nobel N.V., Director of ING Group N.V., Vice Chairman of the Supervisory Board of Nyenrode University

Mr. Serge Weinberg

Chief Executive Officer and Chairman of the Management Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR, Member of AFEP (Association Française des Entreprises Privées)

Management Board

Mr. Domenico De Sole (Chairman)

President, Chief Executive Officer and Chairman of the Management Board

Mr. Tom Ford (Vice Chairman)

Creative Director and Vice Chairman of the Management Board

Mr. Aart Cooiman

Executive of “Staten” Trust en Administratiekantoor B.V.

Robert Singer
Gucci Group
Executive Vice President and Chief Financial Officer

Brian Blake
Gucci Group
Executive Vice President Gucci Group Watches
President
Boucheron President and CEO

James McArthur
Gucci Group
Executive Vice President and Director of Strategy and Acquisitions
Emerging Brands President

Renato Ricci
Gucci Group
Worldwide Director of Human Resources

Chantal Roos
YSL Beauté
President and CEO

Mark Lee
Yves Saint Laurent
President and CEO

Giacomo Santucci
Gucci Division
President and CEO

Patrizio Di Marco
Bottega Veneta
President and CEO

Management Committee

Domenico De Sole

President, Chief Executive Officer and Chairman of the Management Board

Tom Ford

Creative Director and Vice Chairman of the Management Board

Brian Blake

Executive Vice President; President of Gucci Group Watches; President and Chief Executive Officer of

Boucheron

Patrizio di Marco

President and Chief Executive Officer of Bottega Veneta

Mark Lee

President and Chief Executive Officer of Yves Saint Laurent

James McArthur

Executive Vice President;  Director of Strategy and Acquisitions and President of Emerging Brands

Renato Ricci

Worldwide Director of Human Resources

Chantal Roos

President and Chief Executive Officer of YSL Beauté

Giacomo Santucci

President and Chief Executive Officer of Gucci Division

Robert Singer

Executive Vice President and Chief Financial Officer

Other Executive Officers for

Gucci Group N.V.

Marco Biagioni

Director of Tax Planning and Treasury

Emilio Foà

Group Controller

Tomaso Galli

Worldwide Director of Corporate Communications

Alexandra Gillespie

Director of Advertising

Karen Joyce

Director of Corporate Image

Cedric Magnelia

Director of Investor Relations and Corporate Development

Lee Pearce

Worldwide Director of Store Planning and Architectural Services

Richard Swanson

Director of Internet Activities

Lisa Schiek

Worldwide Director of Communications

Allan Tuttle

General Counsel

Marco Forneris

Chief Information Officer

Other Executive Officers for

Operating Divisions

David Bamber

Vice President of Creative Services, Gucci

Francesco Buccola

Chief Financial Officer, Gucci

Isabella Kron

Vice President of Accessory Design, Gucci

Patricia Malone

President of Gucci America, Inc., Gucci

Tom Mendenhall

Worldwide Director of Merchandising, Gucci

Mimi Pun

President of Gucci Group, Asia (excluding Japan)

John Ray

Men’s Ready-to-Wear Design Director, Gucci

Toshiaki Tashiro

President of Gucci Group, Japan

Oliver Yang

General Manager of European and Middle East, Gucci

Simonetta Ciampi

Design Director of Leather goods, Yves Saint Laurent

Alberto Da Passano

Chief Financial Officer, Yves Saint Laurent

Fabienne Mandaron

Director of Stores, Europe and Middle East, Yves Saint Laurent

Stefano Pilati

Design Director, Yves Saint Laurent

Luc Rafflin

Director of Human Resources, Yves Saint Laurent

Joshua Schulman

Worldwide Director of Merchandising, Yves Saint Laurent

Yann Kerlau

Deputy General Manager, YSL Beauté

Jean-Guillaume Lecomte

Chief Financial Officer, YSL Beauté

Philippe Pourille

Vice President International Subsidiaries, YSL Beauté

Jürg Alispach

Chief Executive Officer, Gucci Group Watches

Jonathan Wood

Chief Operating Officer, Gucci Group Watches

William Kim

Chief Financial Officer, Gucci Group Watches

Dino Modolo

Chief Executive Officer, Luxury Timepieces Design

Christian Bédat

Managing Director and Creative Director, Bédat & Co.

Solange Azagury-Partridge

Creative Director, Boucheron

Thomas Indermuhle

Chief Financial Officer, Boucheron

Massimo Piombini

General Manager Jewelry and Watches, Boucheron

Sergio Rossi

President, Sergio Rossi

Marco Gentile

Chief Financial Officer, Sergio Rossi

Tomas Maier

Creative Director, Bottega Veneta

Francesco Giannaccari

Chief Financial Officer, Bottega Veneta

Stella McCartney

Creative Director, Stella McCartney

James Seuss

Chief Executive Officer, Stella McCartney

Fabio Bacci

Chief Financial Officer, Stella McCartney

Alexander McQueen

Creative Director, Alexander McQueen

Sue Whiteley

Chief Executive Officer, Alexander McQueen

Rodrigo Bazan

Chief Financial Officer, Alexander McQueen

Nicolas Ghesquière

Creative Director, Balenciaga

Pascal Perrier

Chief Executive Officer, Balenciaga

Patrick de Vismes

Chief Financial Officer, Balenciaga

SHAREHOLDER INFORMATION

Corporate Headquarters

Registered address:

Gucci Group N.V.

Rembrandt Tower, 1 Amstelplein,

1096 HA Amsterdam, The Netherlands

Phone: 31-20-462-1700

Fax: 31-20-465-3569

Investor Contact

Cedric Magnelia and Enza Dominijanni

Directors of Investor Relations

Amsterdam:

Phone: 31-20-462-1707

Fax: 31-20-465-3569

Florence:

Phone: 39-055-7592-2456

Fax: 39-055-7592-2478

Email: investor_relations@gucci.it

Website: www.guccigroup.com

Gucci Group N.V. Shares

Gucci Group is listed and traded on the Euronext Amsterdam Stock Exchange under the symbol GCCI.AS and is a component of the AEX index. The Company’s shares also are traded on the New York Stock Exchange under the symbol GUC

Annual General Meeting

The annual meeting of the Company’s shareholders will be held on:

Wednesday, July 16, 2003 at 11:00 am

Amstel Intercontinental Hotel

Professor Tulpplein No.1

1018 GX Amsterdam, The Netherlands

Independent Accountants

PricewaterhouseCoopers Accountants N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

Annual Report

Copies of the most recent annual report on Form 20-F and a copy of the current articles of association of the Company are available upon request from the Investor Contact

Dividend payments

An annual dividend on Gucci Group N.V. Common Stock is subject to declaration of the Supervisory Board. The Supervisory Board may resolve that the Company pay an interim dividend subject to certain statutory restrictions. Cash dividends payable to holders of New York shares will be paid to the New York Transfer Agent and Registrar who will, if necessary convert such dividends into US Dollars at the rate of exchange on the date such dividends are paid for disbursement to such holders.

Transfer Agents

The Bank of New York

Investor Relations

P.O. Box 11258

Church Street Station

New York, NY 10286-1258 U.S.A.

Toll Free for domestic callers:

1-888-BNY-ADRS (1-888-269-2377)

International Callers can call:

1-610-312-5315

shareowner-svcs@bankofny.com

www.adrbny.com or

www.stock.bankofny.com.

Kas Associatie N.V.

Spuistraat 172

1012 VT Amsterdam, The Netherlands

Phone: 31-20-557-5134

Fax: 31-20-557-6100

Stock Price Information	New York Stock Exchange				Euronext Amsterdam Stock Exchange
Fiscal Quarter	High		Low		High		Low

2000
First	US$	116.19	US$	72.94	€uro	119.0	€uro	77.0
Second		101.38		78.63		98.5		86.6
Third		105.38		92.50		122.0		101.5
Fourth		104.50		79.19		121.0		81.4

2001
First	US$	94.70	US$	73.70	€uro	102.0	€uro	81.6
Second		93.75		78.25		109.1		89.3
Third		88.60		66.75		101.5		66.5
Fourth		92.10		82.52		103.5		90.1

2002
First	US$	97.35	US$	84.80	€uro	110.9	€uro	97.3
Second		99.45		85.18		108.9		85.0
Third		91.06		82.53		94.0		83.9
Fourth		94.50		88.60		92.4		85.4

May 2003
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